As filed with the Securities and Exchange Commission on October 13, 2004.
Registration No. 333-119168

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 1 to

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Akorn, Inc.

(Exact name of Registrant as specified in its charter)

Louisiana	2834	72-0717400
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2500 Millbrook Drive, Buffalo Grove, Illinois 60089

(Address, including zip code, of Registrant’s principal executive offices)

Arthur S. Przybyl

President and Chief Executive Officer
Akorn, Inc.
2500 Millbrook Drive
Buffalo Grove, Illinois 60089
(847) 279-6100
(Name, Address and Telephone Number, of Agent for Service)
Copies to:

Kurt L. Kicklighter, Esq.

Dalton W. Sprinkle, Esq.
Luce, Forward, Hamilton & Scripps LLP
600 W. Broadway, Suite 2600
San Diego, California 92101
(619) 236-1414

     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Securities	Amount to Be	Offering Price	Aggregate	Registration
to Be Registered	Registered(1)	Per Share(2)	Offering Price(3)	Fee

Common Stock, no par value	61,778,323	$2.95	182,246,053	$23,091

(1)	This number represents the number of shares that have been issued or are issuable upon the conversion or exercise of the preferred stock, warrants and convertible notes described in this Registration Statement, including shares estimated to be issuable in satisfaction of dividends accrued and unpaid through June 30, 2005 and interest accrued and unpaid through August 31, 2005 on such securities. This number is subject to adjustment to prevent dilution resulting from stock splits, stock dividends, the issuance of common stock or securities convertible into or exercisable for common stock at prices below certain thresholds or similar events. Therefore, pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement also registers such indeterminate number of shares as may be issuable in connection with stock splits, stock dividends or similar events.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(h) under the Securities Act of 1933. It is not known how many shares of common stock will be purchased under this Registration Statement or at what price such shares will be purchased. The offering price per share and aggregate offering price are derived from the average of the bid and asked prices of the common stock on September 17, 2004, as reported on the OTC Bulletin Board®.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based upon the average of the bid and asked prices of the common stock on September 17, 2004, as reported on the OTC Bulletin Board®, which was $2.95.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS DATED OCTOBER 13, 2004, SUBJECT TO COMPLETION

PROSPECTUS

61,778,323 Shares

Akorn, Inc.

Common Stock

          This prospectus relates to the resale of 61,778,323 shares of our common stock by the selling stockholders identified in this prospectus, which have been issued or reserved for issuance upon the conversion or exercise of presently outstanding shares of Series A 6.0% Participating Convertible Preferred Stock, shares of Series B 6.0% Participating Convertible Preferred Stock, warrants and convertible notes, including shares estimated to be issuable in satisfaction of accrued and unpaid dividends and interest on shares of preferred stock and convertible notes, respectively.

          We are registering 61,778,323 shares of our common stock for resale by the selling stockholders identified in this prospectus on pages 19 through 24. The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will, in the ordinary course of business, receive proceeds from the issuance of shares upon exercise of the warrants described in this prospectus. We will pay the expenses of registration of the sale of the shares. It is not possible at the present time to determine the price to the public in any sale of the shares by the selling stockholders and each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares. Accordingly, the public offering price, the amount of any applicable underwriting discounts and commissions and the net proceeds to the selling stockholders will be determined at the time of such sale by the selling stockholders.

          Our common stock is traded on the OTC Bulletin Board® under the symbol “AKRN.OB.” On September 17, 2004, the average of the bid and asked prices of our common stock on the OTC Bulletin Board® was $2.95.

Investing in our common stock involves risks.

See “Risk Factors” beginning on page 8.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October      , 2004

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are not offering to sell or seeking offers to buy shares of our common stock in jurisdictions where offers and sales are prohibited. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. You should read this entire prospectus carefully, including “Risk Factors” and our financial statements before making an investment decision. References in this prospectus to “Akorn,” “us,” “we,” “our,” or the “Company” refer to Akorn, Inc. and its subsidiary, Akorn (New Jersey), Inc., as the context requires.

Akorn, Inc.

Business Overview

      Akorn, Inc. manufactures and markets diagnostic and therapeutic pharmaceuticals in specialty areas such as ophthalmology, rheumatology, anesthesia and antidotes, among others. Our customers include physicians, optometrists, wholesalers, group purchasing organizations and other pharmaceutical companies. We are a Louisiana corporation founded in 1971 in Abita Springs, Louisiana. In 1997, we relocated our headquarters and certain operations to Buffalo Grove, Illinois. We also have manufacturing facilities in Decatur, Illinois. We have a wholly owned subsidiary named Akorn (New Jersey), Inc. which has operations in Somerset, New Jersey. Our subsidiary is involved in manufacturing, research and development, and administrative activities related to our ophthalmic segment.

      We classify our operations into three identifiable business segments: ophthalmic, injectable and contract services.

      Ophthalmic Segment. We market a line of diagnostic and therapeutic ophthalmic pharmaceutical products. Diagnostic products, primarily used in the office setting, include mydriatics and cycloplegics, anesthetics, topical stains, gonioscopic solutions, angiography dyes and others. Therapeutic products, sold primarily to wholesalers and other national account customers, include antibiotics, anti-infectives, steroids, steroid combinations, glaucoma medications, decongestants/antihistamines and anti-edema medications. Non-pharmaceutical products include various artificial tear solutions, preservative-free lubricating ointments, lid cleansers, vitamin supplements and contact lens accessories.

      Injectable Segment. We market a line of specialty injectable pharmaceutical products, including anesthesia, poison control (antidotes) and products used in the treatment of rheumatoid arthritis and pain management. These products are marketed to hospitals through wholesalers and other national account customers, as well as directly to medical specialists.

      Contract Services Segment. We manufacture products for third-party pharmaceutical and biotechnology customers based on their specifications.

      Government Regulation. Pharmaceutical manufacturers and distributors are subject to extensive regulation by government agencies, including the Food and Drug Administration, or “FDA,” the Drug Enforcement Administration, or “DEA,” the Federal Trade Commission, or “FTC” and other federal, state and local agencies. The federal Food, Drug and Cosmetic Act, or “FDC Act,” the Controlled Substance Act and other federal statutes and regulations govern or influence the development, testing, manufacture, labeling, storage and promotion of products that we manufacture and market. The FDA inspects drug manufacturers and storage facilities to determine compliance with its Current Good Manufacturing Practices, or “cGMP,” regulations, non-compliance with which can result in fines, recall and seizure of products, total or partial suspension of production, refusal to approve new drug applications and criminal prosecution. The FDA also has the authority to revoke approval of drug products.

      FDA approval is required before any drug can be manufactured and marketed. New drugs require a New Drug Application, or “NDA,” filing, including clinical studies demonstrating the safety and efficacy of the drug. Generic drugs, which are equivalents of existing, off-patent brand name drugs, require an Abbreviated New Drug Application, or “ANDA,” filing.

Business Trends

      As described more fully in this prospectus, in recent years we have experienced significant regulatory and financial challenges. These combined challenges contributed to circumstances that resulted in our independent registered public accountants indicating in their report related to their audit of our consolidated financial statements for the year ended December 31, 2003 that there exists substantial doubt about our ability to continue as a going concern. In response to these challenges, we have recruited new senior management, addressed our regulatory issues, improved our financial structure and raised additional capital. These improvements have positioned us for future growth and improved operating results.

      In 2002 and 2003, we continued to work to correct deviations from FDA regulatory requirements at our Decatur facilities, some of which were first identified by the FDA in October 2000. In March 2002, we received a letter from the regional office of the Securities and Exchange Commission, or “SEC,” informing us that it would recommend enforcement action against us and that we had misstated our income for fiscal years 2000 and 2001. We continued to address these matters with the SEC into 2003. Also, during late 2002 and until October 2003, we were not in compliance with the covenants of our senior debt and from time to time negotiated forbearances. We had substantial operating losses during these periods, as well.

      In September 2002, we appointed Mr. Arthur S. Przybyl, an experienced executive officer, as our president, and in February 2003 named him our chief executive officer. In March 2003, Mr. Ronald M. Johnson, a former FDA compliance and enforcement official, was appointed to our board of directors. We added Messrs. Arjun C. Waney and Jerry I. Treppel, both experienced investment managers, to our board of directors following our October 2003 Exchange Transaction (as defined below). Mr. Waney was one of the investors in that transaction, and Mr. Treppel has specific expertise in managing investments in health care and related industries. Mr. Jeffrey A. Whitnell, an experienced senior manager in the pharmaceutical business, became our chief financial officer in June 2004.

      Resolution of deviations identified by the FDA has taken longer than expected although we believe that substantial progress has been made. The FDA inspections in 2000, 2002 and 2003 identified several significant deviations. In response, we have invested approximately $2,000,000 in improved cleaning validation and enhanced process controls and have developed a comprehensive corrective action plan. We have been in regular communication with the FDA and have provided periodic reports of our progress. The FDA’s latest inspection of our Decatur facilities was concluded on April 7, 2004. Several deviations were identified for which we provided the FDA with proposed corrective actions. The FDA has initiated no enforcement action against us or any of our products. Rather, the FDA has notified us that another “confirmatory” inspection will be made to determine whether the deviations identified have been corrected. The confirmatory inspection is anticipated to occur in the fourth quarter of 2004. Until the FDA has confirmed that all corrections have been made, it is highly unlikely that the FDA will approve any of our applications for marketing of new or revised products produced at our Decatur facilities. We believe that we have taken appropriate corrective actions and that the deviations will be found to have been corrected during the FDA’s confirmatory inspection. However, there can be no assurance that this will be the case.

      According to the March 27, 2002 letter from the SEC, we had misstated our income in 2000 and 2001 by allegedly failing to reserve for doubtful accounts receivable and overstating our accounts receivable balance as of December 31, 2000. We determined the need to restate our financial statements for 2000 and 2001, resulting in the recording of a $7,500,000 increase to the allowance for doubtful accounts as of December 31, 2000, which we had originally recorded as of March 31, 2001. On September 25, 2003, we consented to the entry of an administrative cease and desist order with respect to these matters. The consent order also required that we commit to do the following: (A) appoint a special committee comprised entirely of outside directors, (B) within 30 days after entry of the order, have the special committee retain a qualified independent consultant acceptable to the staff to perform a test of our material internal controls, practices, and policies related to accounts receivable, and (C) within 180 days, have the consultant present his or her findings to the commission for review to provide assurance that we are keeping accurate books and records and have devised and maintained a system of adequate internal accounting controls with respect to our accounts receivables. On October 27, 2003, we engaged Jefferson Wells, International to serve as consultant in this capacity. On February 6, 2004, Jefferson Wells reported its findings to the special committee, such findings being that we have made the necessary personnel changes and procedural improvements required to maintain control over the accounts receivable process and establish the necessary reserves. Jefferson Wells’ report was delivered to the SEC on February 13, 2004. We believe we have complied with all of the terms of the consent order.

      In 1997, we entered into a $15,000,000 revolving credit arrangement with The Northern Trust Company, which was increased to $25,000,000 in 1998, and subsequently increased to $45,000,000 in 1999, subject to certain financial covenants and secured by substantially all of our assets. We were notified of default for failure to make payment in September 2002. Under various forbearance agreements, this facility was modified and extended through most of 2003 as we explored ways to restructure our debt. As a condition of our lenders continuing to forbear from exercising remedies against us as a result of certain defaults under our credit agreement, we engaged AEG Partners LLC to assist us in restructuring our credit arrangement. As required by the lenders, on May 9, 2003, we engaged Leerink Swann & Company, an investment banking firm, to assist in raising additional financing and explore other strategic alternatives for repaying the debt.

      On October 7, 2003, a group of investors, including entities controlled by Dr. John N. Kapoor, Ph.D. and Mr. Arjun C. Waney, purchased all of our then outstanding senior bank debt from The Northern Trust Company, a balance of $37,731,000, at a discount. The investors then exchanged that debt with us for Series A 6.0% Participating Convertible Preferred Stock, or “Series A Preferred Stock,” approximately $2,767,000 in promissory notes, warrants to purchase our common stock, and $5,473,862 in cash from the proceeds of a new term loan (described in the next paragraph). We recorded a $3,102,000 loss from this transaction and we also paid a portion of the legal fees of the investors. We refer to this transaction as the “Exchange Transaction.”

      Simultaneously with the consummation of the Exchange Transaction, we entered into a credit agreement with LaSalle Bank National Association (“LaSalle Bank”) providing us with $7,000,000 in term loans and a revolving line of credit of up to $5,000,000 (the “New Credit Facility”) to provide for working capital needs, secured by substantially all of our assets. On August 13, 2004, we and LaSalle Bank amended the New Credit Facility to modify certain of the financial covenants.

      On August 23, 2004, we completed a private placement to certain investors of 141,000 shares of our Series B 6.0% Participating Convertible Preferred Stock, or “Series B Preferred Stock,” at a price of $100.00 per share, convertible into common stock at a price of $2.70 per share, with warrants to purchase 1,566,667 additional shares of our common stock exercisable until August 23, 2009, with an exercise price of $3.50 per share (the “Series B Warrants”). The net proceeds to us after payment of investment banker fees and expenses to Leerink Swann & Company and other transaction costs of approximately $1,056,000, were approximately $13,044,000. Under the terms of the private placement, we are required to file the registration statement of which this prospectus is a part to enable the investors to resell the shares of our common stock into which the Series B Preferred Stock is convertible and which may be purchased upon exercise of the Series B Warrants.

      A portion of the net proceeds of the private placement paid off the term loans from LaSalle Bank. The remainder of the net proceeds will be used for working capital and general corporate purposes. Among other things, the proceeds will pay for the validation testing of our new lyophilization facility, which is expected to become operational by approximately late 2005 or early 2006. On August 26, 2004, in connection with the pay off of our outstanding debt under the New Credit Facility, we and LaSalle Bank amended the New Credit Facility to release the guaranty of Dr. John N. Kapoor and The John N. Kapoor Trust dated September 20, 1989 (the “Kapoor Trust”) effective as of such date provided that if prior to November 24, 2004 there is then pending a petition in bankruptcy court against us or our subsidiary and there is then existing a claim that all or any portion of the payoff amount is a fraudulent transfer or a preferential payment, or should otherwise be set aside, then the guaranty shall be reinstated.

      The Exchange Transaction, coupled with the private placement, has substantially reduced our overall debt from $45,755,000 as of September 30, 2003 to $10,319,000 as of August 31, 2004, and positioned us to improve our operating results. Although we continue to suffer operating losses, for the eight months ended August 31, 2004, we generated positive earnings before interest, taxes, depreciation and amortization (“EBITDA”). Even without resolution of the remaining issues with the FDA, we believe that our ability to sustain historical revenue levels and positive EBITDA is achievable. If we can resolve the remaining issues with the FDA, we believe we will be able to manufacture new or revised products at our Decatur facilities and enhance our revenue.

      Partially because of our improving financial condition, we have been able to structure new strategic business alliances in an effort to enhance our growth opportunities. On April 21, 2004, we announced the signing of a memo of understanding with Strides Arcolab Limited, a major pharmaceutical manufacturer based in India, to market products for the U.S. hospital market under a joint venture. As a result of negotiations following the execution of the memo of understanding, on September 22, 2004, we entered into agreements with Strides for the development, manufacturing and marketing of grandfathered products, patent-challenging products and ANDA products for the U.S. Hospital and retail markets. Strides will be responsible for developing, manufacturing and supplying products. We will be responsible for sales and marketing of the products. We and Strides each own 50% of the joint venture company and each appointed one of its two managers. Each will contribute $1,250,000 in capital, to be used to finance the preparation of ANDAs by Strides. We will also loan an additional $1,250,000 to the joint venture company that will be advanced to Strides to finance its capital contribution. If within a mutually agreed time period, Strides’ manufacturing facilities in India have not received a satisfactory cGMP inspection by the FDA, which remains current, and twelve ANDAs for products developed by Strides at its manufacturing facilities in India have not been submitted to the FDA, among other things, we will become the sole owner of the joint venture company and the joint venture company will be entitled to draw on a $1,250,000 letter of credit from an Indian bank that is confirmed by a U.S. bank. On the other hand, if these conditions are met, and if both managers agree, we and Strides may make additional equivalent capital contributions to finance subsequent ANDA preparation costs under a similar arrangement to our initial capital contributions, including an additional loan by us to the joint venture company to finance Strides’ capital contribution.

      On July 21, 2004, we and FDC Limited, India’s second largest manufacturer and marketer of ophthalmic pharmaceutical products, announced the signing of a purchase and supply agreement, which would provide us with an ophthalmic finished dosage form product pipeline for exclusive use in the U.S. and Canada.

The Offering

Issuer	Akorn, Inc.

Address and Phone Number	2500 Millbrook Drive Buffalo Grove, Illinois 60089 (847) 279-6100

OTC Bulletin Board® Trading Symbol	AKRN.OB

Website	www.akorn.com (information found on our website is not part of this prospectus)

Securities Offered	Up to 61,778,323(1) shares of our common stock, no par value by the selling stockholders.

Use of Proceeds	We will not receive any proceeds from the sale of shares of our common stock covered by this prospectus. We will receive proceeds from the exercise of the warrants described in this prospectus.

Risk Factors	In analyzing an investment in our common stock offered by this prospectus, you should carefully consider the information set forth under “Risk Factors.”

(1) We are registering the following number of shares of common stock:

Issuable upon conversion of our Series B Preferred Stock	5,495,350
Issuable upon exercise of Series B Warrants	1,566,667
Issuable upon conversion of our Series A Preferred Stock	38,018,644
Issuable upon exercise of warrants issued to holders of our Series A Preferred Stock (the “Series A Warrants”)	8,155,733
Previously issued upon exercise of Series A Warrants	244,019
Issuable upon conversion of the Convertible Tranche A Promissory Note in the aggregate principal amount of $3,000,000 (the “Tranche A Note”)	1,792,439
Issuable upon conversion of the Convertible Tranche B Promissory Note in the aggregate principal amount of $2,000,000 (the “Tranche B Note”)	1,499,957
Issuable upon exercise of the Tranche A Common Stock Purchase Warrants issued to the holders of the Tranche A Note (the “Tranche A Warrants”)	1,000,000
Issuable upon exercise of the Tranche B Common Stock Purchase Warrants issued to the holders of the Tranche B Note (the “Tranche B Warrants”)	667,000
Issuable upon exercise of warrants held by AEG Partners LLC pursuant to a Stock Purchase Warrant dated August 31, 2004 (the “AEG Warrants”)	1,250,000
Issuable upon exercise of warrants issued on October 7, 2003 as compensation for personal guarantees of our senior bank debt (the “Guaranty Warrants”)	960,000
Issuable upon exercise of warrants issued on October 7, 2003 in conjunction with the issuance of subordinated notes in the aggregate principal amount of $2,767,139 (the “Note Warrants”)	276,714
Issued upon exercise of warrants issued to The John N. Kapoor Trust dated September 20, 1989	851,800

TOTAL	61,778,323

      Included in the shares listed above are 2,700,911 shares of common stock that are estimated to be issuable in respect of accrued and unpaid dividends on our outstanding Series A Preferred Stock and our Series B Preferred Stock from July 1, 2004 through June 30, 2005, and issuable upon the conversion of accrued and unpaid interest on the Tranche A Note and Tranche B Note from September 1, 2004 through August 31, 2005. The number of shares of common stock set forth above is subject to adjustment to prevent dilution resulting from stock splits, stock dividends, the issuance of common stock or securities convertible into or exercisable for common stock at prices below certain thresholds or similar events. Therefore, pursuant to Rule 416, we are also registering such indeterminate number of shares as may be issuable in connection with stock splits, stock dividends or similar events. Other than holders of the Series B Preferred Stock and Series B Warrants, who have direct registration rights for this offering, each of the holders of each of the other securities listed above have “piggy back” registration rights for this offering.

      We have reserved for issuance the shares of our common stock identified in this prospectus. Each of the above listed securities which are being sold by the selling stockholders were “restricted securities” under the Securities Act of 1933, or the “Securities Act,” prior to this registration. The selling stockholders will determine if and when they will sell their shares and if they will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders.

Third Quarter 2004 Accounting Impacts

      Recent events had certain accounting impacts that will be reflected in our financial statements for the third quarter of 2004, as described below:

(1) In July 2004, at our 2004 Annual Meeting of Shareholders, our shareholders approved an increase in the authorized number of shares of common stock to an amount sufficient to allow conversion of our Series A Preferred Stock and exercise of our Series A Warrants. Without that approval, the dividend rate on our Series A Preferred Stock would have increased to 10% per annum from 6% per annum. Because of the increase in the authorized number of shares, our Series A Preferred Stock became mandatorily convertible into shares of our common stock rather than mandatorily redeemable into cash. Accordingly, in July 2004, the Series A Preferred Stock was recharacterized as an equity security rather than as a debt security. The result of that recharacterization is that (a) future dividends and discount accretion related to the Series A Preferred Stock will be reflected as a reduction of our earnings available to common stockholders rather than as interest expense, and (b) we recorded the value of the beneficial conversion feature (resulting from the conversion price being less than the market price of our common stock when the Series A Preferred Stock was issued) imbedded in the Series A Preferred Stock which, in turn, resulted in the recording of a non-cash deemed dividend of approximately $26,410,000. This one-time deemed dividend reduced earnings available to our common stockholders, thereby having a significant adverse impact in reported income (loss) per share.

(2) On June 4, 2004, an agreement was reached between us and Novadaq Technologies, Inc. related to our dispute with Novadaq regarding the issuance of a Right of Reference to Novadaq from us for Novadaq’s NDA and Drug Master File for specified indications for our drug IC Green. Pursuant to the agreement we reached, we would provide the requested Right of Reference to Novadaq in exchange for Novadaq’s repurchase of our holdings in Novadaq at a purchase price of $2,000,000 (U.S.). We received the proceeds in July 2004 and used the proceeds to reduce our outstanding debt obligations. We will report a one-time gain of approximately $1,280,000 during the third quarter of 2004.

(3) The August 2004 issuance of our Series B Preferred Stock and Series B Warrants resulted in our recording net proceeds of $13,044,000, the pay down of $7,664,000 of outstanding indebtedness under our New Credit Facility and the write off of $245,000 of unamortized deferred financing fees.

(4) The issuance of our Series B Preferred Stock also resulted in a noncash deemed dividend similar to the one described above in respect to our Series A Preferred Stock with a similar adverse impact on reported earnings available to our common stockholders. This deemed dividend is equal to the value assigned to the Series B Warrants (approximately $3,130,000) plus the value assigned to the beneficial conversion feature imbedded in the Series B Preferred Stock (approximately $2,872,000).

(5) In August 2004, we resolved a dispute with AEG Partners LLC, or “AEG,” related to our compensation of AEG in its capacity as our chief restructuring officer. The Letter Agreement dated September 26, 2002, between AEG and us provided for AEG to earn a fee, payable in cash and warrants, upon the successful completion of a refinancing of our indebtedness. In late 2003, we recorded our estimate of both the cash portion and the value of the warrant portion as expenses related to the Exchange Transaction. The resolution of the dispute resulted in a cash payout of $300,000, plus interest from October 2003, and issuance of the AEG Warrants at an exercise price of $0.75 per share. Compared to our late 2003 estimate of cost of settlement, the actual settlement resulted in a net gain of $295,100 in the third quarter of 2004. We determined that none of the anti-dilution provisions in our outstanding securities were triggered by the issuance of the AEG Warrants.

Summary Selected Consolidated Financial Data

Summary Financial Data

(In thousands, except per share data)

      The following summary financial data is derived from and qualified in its entirety by our financial statements. You should read this summary financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and unaudited financial information and related notes beginning at page F-1 of this prospectus.

	Six Months Ended
	June 30		Year Ended December 31

	2004	2003	2003	2002	2001

OPERATIONS DATA (000’s)
Revenues	$22,736	$21,622	$45,491	$51,419	$41,545
Gross profit	7,338	6,379	12,148	20,537	6,398
Operating income (loss)(1)	(2,084)	(2,928)	(6,276)	(3,565)	(21,074)
Interest and other expense(2)	(2,713)	(1,257)	(6,220)	(3,148)	(3,852)
Pretax income (loss)	(4,797)	(4,185)	(12,496)	(6,713)	(24,926)
Income tax provision (benefit)(3)	2	(171)	(171)	6,239	(9,780)
Net income (loss)	$(4,799)	$(4,014)	$(12,325)	$(12,952)	$(15,146)
PER SHARE DATA
Net Income:
Basic	$(0.24)	$(0.20)	$(0.62)	$(0.66)	$(0.78)
Diluted	(0.24)	(0.20)	(0.62)	(0.66)	(0.78)
BALANCE SHEET (000’s)
Current assets	$14,095	$10,869	$10,595	$13,239	$28,580
Net property plant & equipment	32,992	34,688	33,907	35,314	33,518
Total assets	58,799	59,844	59,415	63,538	84,546
Current liabilities including debt in default(4)	14,994	50,968	11,959	43,803	52,937
Long-term obligations, less current installments(5)	36,417	1,468	36,065	8,383	7,779
Shareholders’ equity	7,388	7,408	11,391	11,352	23,830

(1)	Operating income (loss) includes the following (in thousands): (a) long-lived asset impairment charges of (i) $1,851 in the six months ended June 30, 2004, (ii) $2,362 in 2002 and (iii) $2,132 in 2001, and (b) restructuring charges of $1,117 in 2001.

(2)	Interest and other expense includes the following (in thousands): (a) loss on Exchange Transaction of $3,102 in 2003 and (b) dividends and discount accretion related to our Series A Preferred Stock of $1,120 in the six months ended June 30, 2004 and $589 in 2003. After the July 2004 shareholder approval relating to our Series A Preferred Stock, such dividends and accretion do not impact net income (loss) but will continue to impact earnings (loss) per share.

(3)	Income tax provision (benefit) includes (in thousands) a $9,216 charge in 2002 to establish a full valuation allowance against our net deferred income tax assets. Such net assets continued to be fully offset by a valuation allowance.

(4)	Current liabilities include (in thousands) $35,870, $35,565 and $44,800 of debt in default as of June 30, 2003, December 31, 2002 and 2001, respectively. That debt was refinanced in 2003 as part of the Exchange Transaction.

(5)	Long-term obligations include (in thousands) $22,181 and $21,132 of Series A Preferred Stock as of June 30, 2004 and December 31, 2003, respectively. Pursuant to the July 2004 shareholder approval relating to our Series A Preferred Stock, these securities were reclassified into shareholders’ equity, subsequent to June 30, 2004.

RISK FACTORS

      You should carefully consider the following risk factors and all other information contained in this prospectus before investing. Investing in our common stock involves a high degree of risk. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may impair our business. If any of the events described in the following risks occur, our business, results of operations and financial condition could be materially adversely affected. In addition, the trading price of our common stock could decline due to any of the events described in these risks, and you may lose all or part of your investment.

Risks Related to Us

              Our Decatur, Illinois manufacturing facilities are the subject of an FDA Warning Letter.

      The FDA issued a Warning Letter to us in October 2000 following a routine inspection of our Decatur facilities. An FDA Warning Letter is intended to provide notice to a company of violations of the laws administered by the FDA and to elicit voluntary corrective action. Until the violations identified in the Warning Letter are corrected, the FDA frequently will withhold approval of any marketing applications (ANDAs, NDAs) submitted by the company and will share contents of the Warning Letter with other government agencies (for example, the Veterans Administration or Department of Defense) that may contract to purchase products from the company. Failure to take effective corrective actions can result in the FDA enforcement action such as monetary fines, seizure of products, or injunction that could suspend manufacturing and compel recall of product.

      The Warning Letter addressed several deviations from regulatory requirements identified during the inspection and requested that we take corrective actions. Since then, additional FDA inspections in 2002 and 2003 have found that certain deviations continued unresolved and have identified additional deviations. In response to the Warning Letter and inspections, we have invested approximately $2,000,000 in improved cleaning validation and enhanced process controls and have developed a comprehensive corrective action plan. We have been in regular communications with the FDA and have provided periodic reports of our progress in making corrections. The FDA’s latest inspection of our Decatur facilities was concluded on April 7, 2004. Several deviations were identified for which we provided the FDA with proposed corrective actions. The FDA has initiated no enforcement action against us or any of our products. Rather, the FDA has notified us that another “confirmatory” inspection will be made to determine whether the deviations identified have been corrected. The confirmatory inspection is anticipated to occur in the fourth quarter of 2004. The noncompliance of our Decatur facilities has prevented us from developing additional products at Decatur, some of which cannot be developed at our other facility. The inability to fully use our Decatur facilities has had a material adverse effect on our business, financial condition and results of operations.

      If the inspection identifies significant deviations, the FDA may initiate enforcement action including the following: (1) maintain the Warning Letter sanctions and require further corrective actions, which could include a recall of certain products; (2) seek a court-ordered injunction which may include temporary suspension of some or all operations, mandatory recall of certain products, potential monetary penalties or other sanctions; or (3) seize our products. Any of these actions could significantly impair our ability to continue to manufacture and distribute products, generate cash from our operations, and may result in a covenant violation under our senior debt. Any or all of these enforcement actions would have a material adverse effect on our liquidity and our ability to continue as a going concern.

      Unless and until we correct the FDA deviations at our Decatur facilities, it is doubtful that the FDA will approve any applications that may be submitted by us for products to be manufactured in Decatur. This has adversely impacted, and is likely to continue to adversely impact, our ability to grow sales. See “Legal Proceedings.”

We have experienced recent operating losses, working capital deficiencies and negative cash flows from operations, and these losses and deficiencies may continue in the future.

      Our recent operating losses, working capital deficiencies and negative cash flows from operations may continue in the future and there can be no assurance that our financial outlook will improve. For the six months ended June 30, 2004 and 2003, we experienced operating losses of $2,084,000 and $2,928,000, respectively, and for the years ended December 31, 2003 and 2002, our operating losses were $6,276,000 and $3,565,000, respectively. At June 30, 2004 and 2003, we had a net working capital deficit of $899,000 and $40,099,000, respectively. We experienced negative cash flows from operations for the year ended December 31, 2003 and the six months ended June 30, 2004 of $1,932,000 and $1,201,000, respectively. Our independent registered public accountants included in their report related to their audit of our most recent audited consolidated financial statements for the year ended December 31, 2003 that our recurring losses from operations in recent years, net working capital deficiency at December 31, 2003, and our involvement in certain ongoing governmental proceedings raise substantial doubt about our ability to continue as a going concern. There can be no assurance that our results of operations will improve in the future. If our results of operations do not improve in the future, your investment in our common stock could be negatively affected.

We have invested significant resources in the development of lyophilization manufacturing capability, and we may not realize the benefit of these efforts and expenditures.

      A significant part of our growth strategy is to develop the capability to manufacture lyophilized (freeze-dried) pharmaceutical products. We have expended approximately $18,335,000 through June 30, 2004, toward the development of lyophilization capability at our Decatur facilities, and we expect that significant human and financial resources will be required to be expended prior to our realization of any benefit from lyophilization. Management estimates that the development of lyophilization capability at our Decatur facilities is approximately one year from completion, in the best of circumstances. However, there is no guarantee that we will be successful in completing development of lyophilization capability, or that other intervening events will not occur that reduce or eliminate the anticipated benefits from such capability. For instance, the market for lyophilized products could significantly diminish or be eliminated, or new technological advances could render the lyophilization process obsolete, prior to our entry into the market. There can be no assurance that we will realize the anticipated benefits from our significant investment into lyophilization capability at our Decatur facilities, and our failure to do so could significantly limit our ability to grow our business in the future.

We depend on a small number of distributors, the loss of any of which could have a material adverse effect.

      A small number of large wholesale drug distributors account for a large portion of our gross sales, revenues and accounts receivable. The following three distributors, AmerisourceBergen Corporation, Cardinal Health, Inc. and McKesson Drug Company, accounted for approximately 49% of total gross sales and 32% of total revenues for the six months ended June 30, 2004, and 63% of gross trade receivables as of June 30, 2004. In addition to acting as distributors of our products, these three companies also distribute a broad range of health care products for many other companies. The loss of one or more of these distributors, together with a delay or inability to secure an alternative distribution source for end users, could have a material negative impact on our revenue and results of operations and lead to a violation of debt covenants. A change in purchasing patterns, a decrease in inventory levels, an increase in returns of our products, delays in purchasing products and delays in payment for products by one or more distributors also could have a material negative impact on our revenue and results of operations and lead to a violation of debt covenants. See “Business — Suppliers and Customers.”

Certain of our directors are subject to conflicts of interest.

      Dr. John N. Kapoor, Ph.D., our current chairman of our board of directors and our chief executive officer from March 2001 to December 2002, and a principal shareholder, is affiliated with EJ Financial

Enterprises, Inc., a health care consulting investment company. EJ Financial is involved in the management of health care companies in various fields, and Dr. Kapoor is involved in various capacities with the management and operation of these companies. The Kapoor Trust, the beneficiary and sole trustee of which is Dr. Kapoor, is a principal shareholder of each of these companies. As a result, Dr. Kapoor does not devote his full time to our business. Although such companies do not currently compete directly with us, certain companies with which EJ Financial is involved are in the pharmaceutical business. Discoveries made by one or more of these companies could render our products less competitive or obsolete. In addition, one of these companies, NeoPharm, Inc. of which Dr. Kapoor is a director and major stockholder, recently entered into a loan agreement with us. We also owe EJ Financial $255,500 in consulting fees and expense reimbursements from 2001 through August 31, 2004. No payments have previously been made to EJ Financial in respect of this amount payable. We owed the Kapoor Trust $233,700 in consulting fees and expenses from 2001 through August 31, 2004, which we paid in September 2004. Further, the Kapoor Trust has loaned us $5,000,000 resulting in Dr. Kapoor effectively becoming a major creditor of ours as well as a major shareholder. See “Financial Condition and Liquidity,” and “Certain Relationships and Related Transactions.” As a result of the relationships described above, Dr. Kapoor’s interests may be different from yours. Potential conflicts of interest could have a material adverse effect on our business, financial condition and results of operations.

      In addition, the Kapoor Trust, Mr. Arjun C. Waney and Argent Fund Management Ltd. collectively hold subordinated promissory notes issued by us in the aggregate principal amount of approximately $2,767,000 (the “2003 Subordinated Notes”). Mr. Waney, one of our directors, serves as chairman and managing director of Argent, 52% of which is owned by Mr. Waney. The 2003 Subordinated Notes mature on April 7, 2006 and bear interest at prime plus 1.75%, but interest payments are currently prohibited under the terms of subordination arrangements with LaSalle Bank. Consequently, Mr. Waney and Argent are also creditors of ours and their interests may be different from yours. See “Financial Condition and Liquidity,” and “Certain Relationships and Related Transactions.” Potential conflicts of interest could have a material adverse effect on our business, financial condition and results of operations.

We may require additional capital to grow our business and such funds may not be available to us.

      We may require additional funds to grow our business. We may seek additional funds through public and private financing, including equity and debt offerings. However, adequate funds through the financial markets or from other sources may not be available when needed or on terms favorable to us. The “going concern” qualification in our independent registered public accountants’ report related to their audit of our most recent audited consolidated financial statements for the year ended December 31, 2003 may significantly limit the availability of financing sources to us. In addition, because our common stock currently is traded on the OTC Bulletin Board® and not listed on a national exchange or quoted on the Nasdaq National Market, we may experience further difficulty accessing the capital markets. Without sufficient additional funding, we may be unable to pursue growth opportunities that we view as essential to the expansion of our business, including the development of lyophilization manufacturing capability at our Decatur facilities. Further, the terms of such additional financing, if obtained, likely will require the granting of rights, preferences or privileges senior to those of our common stock and result in substantial dilution of the existing ownership interests of our common stockholders and could include covenants and restrictions that limit our ability to operate or expand our business in a manner that we deem to be in our best interest.

Our growth depends on our ability to timely develop additional pharmaceutical products and manufacturing capabilities.

      Our strategy for growth is dependent upon our ability to develop products that can be promoted through current marketing and distributions channels and, when appropriate, the enhancement of such marketing and distribution channels. We may not meet our anticipated time schedule for the filing of ANDAs and NDAs or may decide not to pursue ANDAs or NDAs that we have submitted or anticipate submitting. Our internal development of new pharmaceutical products is dependent upon the research and development capabilities of our personnel and our infrastructure. There can be no assurance that we will successfully develop new pharmaceutical products or, if developed, successfully integrate new products into our existing product lines. In addition, there can be no assurance that we will receive all necessary FDA approvals or that such approvals will not involve delays, which adversely affect the marketing and sale of our products. Unless and until our issues pending before the FDA are resolved, it is doubtful that the FDA will approve any NDAs or ANDAs we submit for products to be manufactured at our Decatur facilities. Our failure to develop new products, to successfully resolve the compliance issues at our Decatur facilities or to receive FDA approval of ANDAs or NDAs, could have a material adverse effect on our business, financial condition and results of operations. See, “— Our Decatur, Illinois manufacturing facilities are the subject of an FDA Warning Letter.”

Our success depends on the development of generic and off-patent pharmaceutical products which are particularly susceptible to competition, substitution policies and reimbursement policies.

      Our success depends, in part, on our ability to anticipate which branded pharmaceuticals are about to come off patent and thus permit us to develop, manufacture and market equivalent generic pharmaceutical products. Generic pharmaceuticals must meet the same quality standards as branded pharmaceuticals, even though these equivalent pharmaceuticals are sold at prices that are significantly lower than that of branded pharmaceuticals. Generic substitution is regulated by federal and state governments, as is reimbursement for generic drug dispensing. There can be no assurance that substitution will be permitted for newly approved generic drugs or that such products will be subject to government reimbursement. In addition, generic products that third parties develop may render our generic products noncompetitive or obsolete. There can be no assurance that we will be able to consistently bring generic pharmaceutical products to market quickly and efficiently in the future. An increase in competition in the sale of generic pharmaceutical products or our failure to bring such products to market before our competitors could have a material adverse effect on our business, financial condition and results of operations.

      Further, there is no proprietary protection for most of the branded pharmaceutical products that either we or other pharmaceutical companies sell. In addition, governmental and cost-containment pressures regarding the dispensing of generic equivalents will likely result in generic substitution and competition generally for our branded pharmaceutical products. We attempt to mitigate the effect of this substitution through, among other things, creation of strong brand-name recognition and product-line extensions for our branded pharmaceutical products, but there can be no assurance that we will be successful in these efforts.

We are subject to legal proceedings against us, which may prove costly and time-consuming even if meritless.

      We are currently involved in several pending or threatened legal actions with both private parties and certain government agencies. To the extent that our personnel must spend time and we must expend resources to pursue or contest these various matters, or any additional matters that may be asserted from the time to time in the future, this represents time and money that is not available for other actions that we might otherwise pursue which could be beneficial to our future. In addition, to the extent that we are unsuccessful in any legal proceedings, the consequences could have a negative impact on our business, financial condition and results of operations. See “Legal Proceedings.”

Our revenues depend on sales of products manufactured by third-parties, which we cannot control.

      We derive a significant portion of our revenues from the sale of products manufactured by third parties, including our competitors in some instances. There can be no assurance that our dependence on third parties for the manufacture of such products will not adversely affect our profit margins or our ability to develop and deliver our products on a timely and competitive basis. If for any reason we are unable to obtain or retain third-party manufacturers on commercially acceptable terms, we may not be able to distribute certain of our products as planned. No assurance can be made that the third-party manufacturers we use will be able to provide us with sufficient quantities of our products or that the products supplied to us will meet our specifications. Any delays or difficulties with third-party manufacturers could adversely affect the marketing and distribution of certain of our products, which could have a material adverse effect on our business, financial condition and results of operations.

Dependence on key executive officers.

      Our success will depend, in part, on our ability to attract and retain key executive officers. We are particularly dependent upon Dr. John N. Kapoor, Ph.D., chairman of our board of directors, and Mr. Arthur S. Przybyl, our chief executive officer. The inability to attract and retain key executive officers, or the loss of one or more of our key executive officers could have a material adverse effect on our business, financial condition and results of operations.

We must continue to attract and retain key personnel to be able to compete successfully.

      Our performance depends, to a large extent, on the continued service of our key research and development personnel, other technical employees, managers and sales personnel and our ability to continue to attract and retain such personnel. Competition for such personnel is intense, particularly for highly motivated and experienced research and development and other technical personnel. We are facing increasing competition from companies with greater financial resources for such personnel. There can be no assurance that we will be able to attract and retain sufficient numbers of highly-skilled personnel in the future, and the inability to do so could have a material adverse effect on our business, and financial condition and results of operations.

Risks Related to Our Industry

We are subject to extensive government regulations that increase our costs and could subject us to fines and liabilities, prevent us from selling our products or prevent us from operating our facilities.

      Federal and state government agencies regulate virtually all aspects of our business. The development, testing, manufacturing, processing, quality, safety, efficacy, packaging, labeling, record keeping, distribution, storage and advertising of our products, and disposal of waste products arising from such activities, are subject to regulation by the FDA, the DEA, the FTC, the Consumer Product Safety Commission, the Occupational Safety and Health Administration and the Environmental Protection Agency. Similar state and local agencies also have jurisdiction over these activities. Noncompliance with applicable regulatory requirements can result in fines, injunctions, penalties, mandatory recalls or seizures, suspensions of production, recommendations by the FDA against governmental contracts and criminal prosecution. Any of these could have a material adverse effect on our business, financial condition and results of operations. New, modified and additional regulations, statutes or legal interpretation, if any, could, among other things, require changes to manufacturing methods, expanded or revised labeling, the recall, replacement or discontinuation of certain products, additional record keeping and expanded documentation of the properties of certain products and scientific substantiation. Such changes or new legislation could have a material adverse effect on our business, financial condition and results of operations. See “Business — Government Regulation.”

      FDA regulations. All pharmaceutical manufacturers, including us, are subject to FDA regulation under the authority of the FDC Act. Under the FDC Act, the federal government has extensive administrative and judicial enforcement powers over the activities of pharmaceutical manufacturers to ensure compliance with FDA regulations. Those powers include, but are not limited to, the authority to initiate court action to seize unapproved or non-complying products, to enjoin non-complying activities, to halt manufacturing operations that are not in compliance with cGMP, to recall products, and to seek civil monetary and criminal fines and penalties. Other enforcement activities include refusal to approve product applications or the withdrawal of previously approved applications. Any such enforcement activities, including the restriction or prohibition on sales of products we market or the halting of our manufacturing operations could have a material adverse effect on our business, financial condition and results of operations. In addition, product recalls may be initiated at our discretion, or at the request of the FDA or other government agencies having regulatory authority for pharmaceutical products. Recalls may occur due to disputed labeling claims, manufacturing issues, quality defects or other reasons. No assurance can be given that restriction or prohibition on sales, halting of manufacturing operations or recalls of our pharmaceutical products will not occur in the future. Any such actions could have a material adverse effect on our business, financial condition and results of operations. Further, such actions, in certain circumstances, could constitute an event of default under our New Credit Facility.

      We must obtain approval from the FDA for each pharmaceutical product that we market. The FDA approval process is typically lengthy and expensive, and approval is never certain. Our new products could take a significantly longer time than we expect to gain regulatory approval and may never gain approval. Even if the FDA or another regulatory agency approves a product, the approval may limit the indicated uses for a product, may otherwise limit our ability to promote, sell and distribute a product or may require post-marketing studies or impose other post-marketing obligations.

      We and our third-party manufacturers are subject to periodic inspection by the FDA to assure regulatory compliance regarding the manufacturing, distribution, and promotion of sterile pharmaceutical products. The FDA imposes stringent mandatory requirements on the manufacture and distribution of sterile pharmaceutical products to ensure their sterility. The FDA also regulates drug labeling, promotion and advertising of prescription drugs. A finding by a governmental agency or court that we are not in compliance the FDA requirements could have a material adverse effect on our business, financial condition and results of operations.

      If the FDA changes its regulatory position, it could force us to delay or suspend indefinitely, our manufacturing, distribution or sales of certain products. While we believe that all of our current pharmaceuticals are lawfully marketed in the U.S. under current FDA enforcement policies or have received the requisite agency approvals for manufacture and sale, such marketing authority is subject to withdrawal by the FDA. In addition, modifications or enhancements of approved products are in many circumstances subject to additional FDA approvals which may or may not be granted and which may be subject to a lengthy application process. Any change in the FDA’s enforcement policy or any decision by the FDA to require an approved NDA or ANDA for one of our products not currently subject to the approved NDA or ANDA requirements or any delay in the FDA approving an NDA or ANDA for one of our products could have a material adverse effect on our business, financial condition and results of operations.

      A number of products we market are “grandfathered” drugs that are permitted to be manufactured and marketed without FDA-issued ANDAs or NDAs on the basis of their having been marketed prior to enactment of relevant sections of the FDC Act. The regulatory status of these products is subject to change and/or challenge by the FDA, which could establish new standards and limitations for manufacturing and marketing such products, or challenge the evidence of prior manufacturing and marketing upon which grandfathering status is based. We are not aware of any current efforts by the FDA to change the status of any of our grandfathered products, but there can be no assurance that such initiatives will not occur in the future. Any such change in the status of our grandfathered products could have a material adverse effect on our business, financial condition and results of operations.

      We are subject to extensive DEA regulation, which could result in our being fined or otherwise penalized. We also manufacture and sell drugs which are “controlled substances” as defined in the federal Controlled Substances Act and similar state laws, which establishes, among other things, certain licensing, security and record keeping requirements administered by the DEA and similar state agencies, as well as quotas for the manufacture, purchase and sale of controlled substances. The DEA could limit or reduce the amount of controlled substances which we are permitted to manufacture and market. On November 6, 2002, we entered into a Civil Consent Decree with respect to violations alleged by the DEA relating to record keeping and controls surrounding the storage and distribution of controlled substances. Under the terms of the Civil Consent Decree, we, without admitting any of the allegations in the complaint from the DEA, agreed to pay a fine of $100,000, upgrade our security and to remain in substantial compliance with the Comprehensive Drug Abuse Prevention Control Act of 1970. If we do not remain in substantial compliance during the two-year period following the entry of the Civil Consent

Decree, we, in addition to other possible sanctions, may be held in contempt of court and ordered to pay an additional $300,000 fine. See “Legal Proceedings.” A failure to comply with DEA requirements or the Civil Consent Decree could have a material adverse effect on our business, financial condition and results of operations.

We may implement product recalls and could be exposed to significant product liability claims; we may have to pay significant amounts to those harmed and may suffer from adverse publicity as a result.

      The manufacturing and marketing of pharmaceuticals involves an inherent risk that our products may prove to be defective and cause a health risk. In that event, we may voluntarily implement a recall or market withdrawal or may be required to do so by a regulatory authority. We have recalled products in the past and, based on this experience, believe that the occurrence of a recall could result in significant costs to us, potential disruptions in the supply of our products to our customers and adverse publicity, all of which could harm our ability to market our products. For example, in February 2003, we recalled two products, Fluress and Flouracaine, in a Class II Recall due to container/closure integrity problems resulting in leaking containers. A Class II Recall means that the use of, or exposure to, a violative product may cause temporary or medically reversible adverse health consequences or that the probability of serious health consequences as a result of such use or exposure is remote. We have begun production of Fluress and re-started distribution in September 2004. Production and distribution of Flouracaine is expected to commence in the fourth quarter of 2004. Delays in restarting production and distribution of these past product recalls, or any additional product recalls that occur in the future, could adversely affect our revenue and cash from operations.

      Although we are not currently subject to any material product liability proceedings, we may incur material liabilities relating to product liability claims in the future. Even meritless claims could subject us to adverse publicity, hinder us from securing insurance coverage in the future and require us to incur significant legal fees and divert the attention of the key employees from running our business. Successful product liability claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

      We currently have product liability insurance in the amount of $5,000,000 for aggregate annual claims with a $50,000 deductible per incident and a $250,000 aggregate annual deductible. However, there can be no assurance that such insurance coverage will be sufficient to fully cover potential claims. Additionally, there can be no assurance that adequate insurance coverage will be available in the future at acceptable costs, if at all, or that a product liability claim would not have a material adverse effect on our business, financial condition and results of operations.

The FDA may authorize sales of some prescription pharmaceuticals on a non-prescription basis, which would reduce the profitability of our prescription products.

      From time to time, the FDA elects to permit sales of some pharmaceuticals currently sold on a prescription basis, without a prescription. FDA approval of the sale of our products without a prescription would reduce demand for our competing prescription products and, accordingly, reduce our profits.

Our industry is very competitive. Additionally, changes in technology could render our products obsolete.

      We face significant competition from other pharmaceutical companies, including major pharmaceutical companies with financial resources substantially greater than ours, in developing, acquiring, manufacturing and marketing pharmaceutical products. The selling prices of pharmaceutical products typically decline as competition increases. Further, other products now in use, under development or acquired by other pharmaceutical companies, may be more effective or offered at lower prices than our current or future products. The industry is characterized by rapid technological change that may render our products obsolete, and competitors may develop their products more rapidly than we can. Competitors may also be able to complete the regulatory process sooner, and therefore, may begin to market their products in advance of our products. We believe that competition in sales of our products is based primarily on price, service and technical capabilities. There can be no assurance that: (1) we will be able to develop or acquire commercially attractive pharmaceutical products; (2) additional competitors will not enter the market; or (3) competition from other pharmaceutical companies will not have a material adverse effect on our business, financial condition and results of operations.

Many of the raw materials and components used in our products come from a single source.

      We require a supply of quality raw materials and components to manufacture and package pharmaceutical products for ourselves and for third parties with which we have contracted. Many of the raw materials and components used in our products come from a single source and interruptions in the supply of these raw materials and components could disrupt our manufacturing of specific products and cause our sales and profitability to decline. Further, in the case of many of our ANDAs and NDAs, only one supplier of raw materials has been identified. Because FDA approval of drugs requires manufacturers to specify their proposed suppliers of active ingredients and certain packaging materials in their applications, FDA approval of any new supplier would be required if active ingredients or such packaging materials were no longer available from the specified supplier. The qualification of a new supplier could delay our development and marketing efforts. If for any reason we are unable to obtain sufficient quantities of any of the raw materials or components required to produce and package our products, we may not be able to manufacture our products as planned, which could have a material adverse effect on our business, financial condition and results of operations.

Our patents and proprietary rights may not adequately protect our products and processes.

      The patent and proprietary rights position of competitors in the pharmaceutical industry generally is highly uncertain, involves complex legal and factual questions, and is the subject of much litigation. There can be no assurance that any patent applications or other proprietary rights, including licensed rights, relating to our potential products or processes will result in patents being issued or other proprietary rights secured, or that the resulting patents or proprietary rights, if any, will provide protection against competitors who: (1) successfully challenge our patents or proprietary rights; (2) obtain patents or proprietary rights that may have an adverse effect on our ability to conduct business; or (3) are able to circumvent our patent or proprietary rights position. It is possible that other parties have conducted or are conducting research and could make discoveries of pharmaceutical formulations or processes that would precede any discoveries made by us, which could prevent us from obtaining patent or other protection for these discoveries or marketing products developed therefrom. Consequently, there can be no assurance that others will not independently develop pharmaceutical products similar to or obsoleting those that we are planning to develop, or duplicate any of our products. Our inability to obtain patents for, or other proprietary rights in, our products and processes or the ability of competitors to circumvent or obsolete our patents or proprietary rights could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to an Investment in Our Common Stock

There is a limited market for our common stock.

      Our common stock is not listed on any exchange or on the Nasdaq Stock Market®, although it is traded on the OTC Bulletin Board®. There can be no assurance that you will be able to sell your shares of our common stock at any time in the future or at all or that a more active trading market will develop in the foreseeable future. In addition, the price at which you may be able to sell is very unpredictable because there are very few trades in our common stock. Because our common stock is so thinly traded, a large block of shares traded can lead to a dramatic fluctuation in the share price.

Concentrated ownership of our common stock creates a risk of sudden changes in our share price.

      The sale by any of our large shareholders of a significant portion of that shareholder’s holdings could have a material adverse effect on the market price of our common stock.

Exercise of warrants and the conversion of subordinated debt and preferred stock may have a substantial dilutive effect on our common stock.

      If the price per share of our common stock at the time of exercise or conversion of any preferred stock, warrants, options, convertible subordinated debt, or any other convertible securities is in excess of the various exercise or conversion prices of such convertible securities, exercise or conversion of such convertible securities would have a dilutive effect on our common stock. As of August 31, 2004, holders of our convertible securities would receive 44,105,479 shares of our common stock upon conversion and holders of our outstanding warrants and options would receive 18,294,414 shares of our common stock at a weighted average exercise price of $1.69 per share. The amount of such dilution that may result from the exercise or conversion of the foregoing, however, cannot currently be determined as it would depend on the difference between our common stock price and the price at which such convertible securities were exercised or converted at the time of such exercise or conversion. Any additional financing that we secure likely will require the granting of rights, preferences or privileges senior to those of our common stock and which result in substantial dilution of the existing ownership interests of our common shareholders.

The terms of our preferred stock may reduce the value of your common stock.

      We are authorized to issue up to a total of 5,000,000 shares of preferred stock in one or more series. We currently have outstanding 398,172 shares of preferred stock, and thus 4,601,828 additional shares of preferred stock remain authorized for issuance. We issued 141,000 shares of our Series B Preferred Stock in August 2004. Our board of directors may determine whether to issue additional shares of preferred stock and the terms of such preferred stock without further action by our shareholders. If we issue additional shares of preferred stock, it could affect your rights or reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions. We continue to seek capital for the growth of our business, and this additional capital may be raised through the issuance of additional preferred stock.

We experience significant quarterly fluctuation of our results of operation which may increase the volatility of our stock price.

      Our results of operations may vary from quarter to quarter due to a variety of factors including, but not limited to, the timing of the development and marketing of new pharmaceutical products, the failure to develop such products, delays in obtaining government approvals, including FDA approval of applications for our products, expenditures to comply with governmental requirements for manufacturing facilities, expenditures incurred to acquire and promote pharmaceutical products, changes in our customer base, a customer’s termination of a substantial account, the availability and cost of raw materials, interruptions in supply by third-party manufacturers, the introduction of new products or technological innovations by our competitors, loss of key personnel, changes in the mix of products sold by us, changes in sales and marketing expenditures, competitive pricing pressures, expenditures incurred to pursue or contest pending or threatened legal action and our ability to meet our financial covenants. There can be no assurance that we will be successful in avoiding losses in any future period. Such fluctuations may result in volatility in the price of our common stock.

“Penny Stock” rules may make buying or selling our common stock difficult.

      Trading in our common stock is subject to the “penny stock” rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer that recommends our common stock to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market price and liquidity of our common stock.

The requirements of being a public company may strain our resources and distract management.

      As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, or the “Exchange Act,” and the Sarbanes-Oxley Act of 2002. These requirements are extensive. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight is required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

CAPITALIZATION

      The following table sets forth our unaudited actual and pro forma capitalization as of June 30, 2004. The pro forma data reflects the following transactions and events as if they had occurred on June 30, 2004:

•	The July 8, 2004 approval by our shareholders that effectively allowed our Series A Preferred Stock to become convertible, which resulted in the recharacterization of those securities as equity instruments rather than as debt instruments (See Note I — Series A Preferred Stock in the Notes to Consolidated Financial Statements beginning at page F-1);

•	The August 23, 2004 issuance of 141,000 shares of our Series B Preferred Stock for net proceeds of $13,044,000;

•	The use of a portion of the proceeds of the August 23, 2004 issuance of Series B Preferred Stock to pay down indebtedness under our New Credit Facility and the resulting cancellation of certain guarantees related to such indebtedness; and

•	The August 31, 2004 issuance of the AEG Warrants.

	June 30, 2004

	Actual	Pro Forma

	(In thousands,
	except share data)
Cash and cash equivalents	$—	$3,859

Long-term debt, including current installments:
New Credit Facility:
Revolving line of credit	$3,627	$—
Term loans	5,245	—
Tranche A Note and Tranche B Note (net of discount of $1,459)	3,541	3,541
Mortgage Payable	1,468	1,468
Promissory note to Neopharm, Inc.	3,250	3,250
2003 Subordinated Notes (net of discount of $799)	1,968	1,968

Total long-term debt	19,099	10,227

Series A Preferred Stock, 257,172 shares authorized, issued and outstanding (net of discount of $4,371)	22,181	—
Shareholders’ Equity:
Series A Preferred Stock, $1.00 par value, 257,172 shares authorized, issued and outstanding	—	26,552
Series B Preferred Stock, $1.00 par value, 170,000 shares authorized; no actual and 141,000 pro forma shares issued and outstanding	—	13,044
Common stock, no par value, 150,000,000 shares authorized, 20,507,056 shares issued and outstanding	26,748	51,656
Warrants to acquire common stock, including Series A Warrants, Series B Warrants, Tranche A and B Warrants, AEG Warrants, Guaranty Warrants and Note Warrants	13,278	16,485
Accumulated deficit	(32,638)	(64,997)

Total shareholders’ equity	7,388	42,740

Total capitalization	$48,668	$52,967

      The table above excludes 4,418,300 shares of common stock issuable upon exercise of options outstanding with a weighted average exercise price of $2.40 per share and 3,043,500 shares reserved for future issuances under our 2003 Stock Option Plan. See “Management — Executive Compensation.”

FORWARD-LOOKING STATEMENTS AND FACTORS AFFECTING FUTURE RESULTS

      Certain statements in this prospectus constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. When used in this prospectus, the words “anticipate,” “believe,” “estimate” and “expect” and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statements, including statements regarding our intent, belief or expectations are not guarantees of future performance. These statements involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors, including but not limited to:

•	The factors described in this prospectus under the heading “Risk Factors” beginning on page 8;

•	Our ability to resolve our FDA compliance issues at our Decatur, Illinois facilities;

•	Our ability to avoid defaults under debt covenants;

•	Our ability to generate cash from operations sufficient to meet our working capital requirements;

•	Our ability to continue as a going concern and to obtain additional funding to operate and grow our business;

•	The effects of federal, state and other governmental regulation of our business;

•	Our success in developing, manufacturing and acquiring new products;

•	Our ability to bring new products to market and the effects of sales of such products on our financial results;

•	The effects of competition from generic pharmaceuticals and from other pharmaceutical companies;

•	Availability of raw materials needed to produce our products; and

•	Other factors referred to in this prospectus.

      These and other factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. We are under no obligation to update any of the forward-looking statements after the filing of this prospectus to conform such statements to actual results or to changes in our expectations.

SELLING STOCKHOLDERS

      We are registering 61,778,323 shares of our common stock for resale by the selling stockholders named below. The term “selling stockholders” includes each stockholder named below and such stockholder’s transferees, pledgees, donees or other successors.

Background

      In this registration statement, we are registering 5,495,350 shares of common stock issuable upon the conversion of shares of Series B Preferred Stock, all of which were purchased by institutional investors in a private placement offering pursuant to subscription agreements between us and each institutional investor dated August 18, 2004, including shares estimated to be issuable in satisfaction of dividends accrued and unpaid through June 30, 2005. These selling stockholders also received Series B Warrants to purchase an aggregate of 1,566,667 shares of common stock, which have an exercise price of $3.50 per share of common stock. We are registering the shares of common stock issuable upon conversion of the shares of Series B Preferred Stock and the shares of common stock issuable upon the exercise of the Series B Warrants pursuant to registration rights in each of the subscription agreements to permit the institutional investors and their respective transferees to resell the shares when they deem appropriate. See “Recent Developments.”

      In addition, we are registering (a) 38,018,644 shares of common stock issuable upon conversion of our Series A Preferred Stock including shares estimated to be issuable in satisfaction of dividends accrued and unpaid through June 30, 2005, plus (b) 8,399,752 shares of common stock issued or issuable upon exercise of the Series A Warrants held by the holders of our Series A Preferred Stock, plus (c) 3,292,396 shares of common stock in the aggregate issuable upon conversion of the Tranche A Note and the Tranche B Note including shares estimated to be issuable in satisfaction of interest accrued and unpaid through August 31, 2005, and 1,667,000 shares of common stock issuable upon exercise of the Tranche A Warrant and the Tranche B Warrant, plus (d) 1,250,000 shares of common stock issuable upon exercise of the AEG Warrants, plus (e) 960,000 shares of common stock issuable upon exercise of the Guaranty Warrants, plus (f) 276,714 shares issuable upon exercise of the Note Warrants, plus (g) 851,800 shares of common stock issued upon exercise of warrants held by the Kapoor Trust. The holders of the foregoing securities have “piggy back” registration rights in this offering.

      The following table sets forth (1) the names of the selling stockholders; (2) the number of shares of our common stock held by the selling stockholders that may be offered for resale pursuant to this prospectus, including the number of shares of our common stock potentially issuable in satisfaction of accrued and unpaid dividends through June 30, 2005 as to the preferred stock and accrued and unpaid interest through August 31, 2005 as to the convertible notes; (3) the number and percentage of shares of our common stock that the selling stockholders beneficially own prior to the offering for resale of any of the shares of our common stock being registered hereby as of August 31, 2004; and (4) the number and percentage of shares of common stock to be beneficially owned by the selling stockholders after the offering of the shares of our common stock being registered hereby, assuming all of the shares registered hereby are sold by the selling stockholders. We will not receive any proceeds from the resale of our common stock by the selling stockholders. We will receive proceeds from the conversion of the warrants described in the previous two paragraphs.

		Shares Beneficially Owned		Shares Beneficially Owned
		Prior to the Offering(3)		After the Offering(4)
	No. of Shares
Name(1)	Offered(2)	Number	Percentage	Number	Percentage

AEG Partners LLC(5)	1,250,000	1,250,000	5.71%	—	*
Abu Alam	45,291	149,927	*	106,250	*
Argent Fund Management Ltd.(6)	489,078	930,323	4.41%	458,500	2.17%
Arun K. Puri Living Trust(7)	1,811,668	1,747,090	7.81%	—	*
Baystar Capital II, L.P.(8)	2,504,262	2,419,136	10.50%	—	*
JRJAY Public Investments, LLC(9)	2,091,938	2,011,215	8.98%	—	*
Merlin BioMed Long Term Appreciation, L.P.(10)	150,255	145,148	*	—	*
Merlin BioMed Offshore Fund(11)	350,597	338,679	1.62%	—	*
Millennium Partners, L.P.(12)	751,278	725,741	3.40%	—	*
Morgan Stanley & Co. Incorporated(13)	500,852	483,827	2.29%	—	*
Pequot Capital Management, Inc.(14)	16,997,611	17,295,861	66.22%	900,000	3.40%
Arthur S. Przybyl	190,225	1,203,392	5.52%	1,019,947	4.90%
John Sabat	181,167	234,709	1.13%	60,000	*
Shritin Shah	45,291	57,427	*	13,750	*
Neill Shanahan	18,116	116,221	*	98,750	*
Sigma Capital Associates, LLC(15)	300,511	290,296	1.39%	—	*
The John N. Kapoor Trust(16)	26,351,173	29,453,440	64.39%	3,988,600	10.49%
Jerry Treppel	452,918	446,773	2.12%	10,000	*
Arjun C. Waney	3,763,338	5,104,181	21.03%	1,470,000	6.06%
Gulu C. Waney	1,811,668	2,272,290	10.16%	525,200	2.35%
Jai S. Waney	1,268,168	2,014,213	9.22%	791,250	3.62%

		Shares Beneficially Owned		Shares Beneficially Owned
		Prior to the Offering(3)		After the Offering(4)
	No. of Shares
Name(1)	Offered(2)	Number	Percentage	Number	Percentage

Wheaten Healthcare Partners LP(17)	452,918	436,773	2.07%	—	*

TOTAL	61,778,323

*	Represents less than 1%.

(1)	Dr. Kapoor, the trustee and sole beneficiary of the Kapoor Trust, has served as the chairman of our board of directors since May 1995 and from December 1991 to January 1993. Dr. Kapoor served as our chief executive officer from March 2001 to December 2002. Mr. Przybyl is our president and chief executive officer, positions he has held since September 2002 and February 2003, respectively. Each of Messrs. Przybyl, Treppel and Waney has served on our board of directors since November 2003. Mr. Waney serves as chairman and managing director of, and owns 52% of, Argent Fund Management Ltd. Mr. Treppel is the managing member of the general partner of Wheaten Healthcare Partners LP. AEG served as our restructuring consultant during 2002 and 2003. To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.

(2)	The shares set forth in the column include 2,700,911 shares of common stock in the aggregate that are estimated to be issuable in respect of accrued and unpaid dividends on our outstanding Series A Preferred Stock and our Series B Preferred Stock from July 1, 2004 through June 30, 2005, and issuable upon the conversion of accrued and unpaid interest on the Tranche A Note and the Tranche B Note from September 1, 2004 through August 31, 2005, as further detailed in the table below and accompanying footnotes. The number of shares included in this prospectus is subject to adjustment to prevent dilution resulting from stock splits, stock dividends, the issuance of common stock or securities convertible into or exercisable for common stock at prices below certain thresholds or similar events. Therefore, pursuant to Rule 416 under the Securities Act, we are also registering such indeterminate number of shares as may be issuable in connection with stock splits, stock dividends or similar events.

(3)	Includes all shares beneficially owned, whether directly or indirectly, individually or together with associates, jointly or as community property with a spouse and shares to which each individual has the right to acquire beneficial ownership within 60 days of August 31, 2004, by the exercise of stock options, warrants or otherwise.

(4)	Percentage of shares of common stock beneficially owned by each stockholder after the offering is based upon 20,622,434 shares of our common stock outstanding as of August 31, 2004, plus shares of common stock issuable within 60 days of such date upon the conversion of preferred stock or notes and exercise of warrants held by that particular holder. However, we did not treat as outstanding the common stock issuable upon the conversion of preferred stock and related dividends or notes and related interest and the exercise of warrants held by persons other than the particular holder.

(5)	Lawrence M. Adelman, Craig J. Dean and Michael P. Goldsmith, members of AEG Partners, LLC, have shared voting and investment power over the securities.

(6)	Arjun C. Waney, chairman, managing director and 52% owner of Argent Fund Management Ltd., has voting and investment power over the securities. Mr. Waney disclaims beneficial ownership over the securities.

(7)	Arun K. Puri is the trustee of the Arun K. Puri Living Trust and is the natural person with voting and investment power over the securities.

(8)	Baystar Capital Management, LLC is the general partner of Baystar Capital II, L.P. Bay East, L.P., Lawrence Goldfarb and Steven M. Lamar are each a managing member of Baystar Capital Management, LLC. Steven Derby is the general partner of Bay East, L.P. Messrs. Lamar and Goldfarb and Bay East, L.P., in their capacities as the managing members of the BayStar Capital Management, LLC, and Mr. Derby, in his capacity as the general partner of Bay East, L.P., may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares beneficially owned by Baystar Capital II, L.P. Each of Bay East, L.P. and Messrs. Lamar, Goldfarb and Derby disclaim beneficial ownership of the securities set forth in this prospectus except to the extent of any indirect pecuniary interest therein.

(9)	Jeffrey R. Jay is the natural person with voting and investment power over the securities.

(10)	Merlin BioMed Group, LLC is the general partner of Merlin BioMed Long Term Appreciation LP. Stuart T. Weisbrod, the managing member of Merlin BioMed Group, LLC, is the natural person with voting and investment power over the securities.

(11)	Merlin BioMed Group, LLC is the general partner of Merlin BioMed Offshore Fund. Stuart T. Weisbrod, the managing member of Merlin BioMed Group, LLC, is the natural person with voting and investment power over the securities.

(12)	Millennium Management, LLC, a Delaware limited liability company, is the managing partner of Millennium Partners, L.P., a Cayman Islands exempted company, and consequently has voting control and investment discretion over securities owned by Millennium Partners, L.P. Israel A. Englander is the sole managing member of Millennium Management, LLC. As a result, Mr. Englander may be considered the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by either Millennium Management, LLC or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners. Millennium Partners is an affiliate of a broker-dealer. Millennium Partners purchased the securities convertible or exercisable into the shares of common stock being offered by it under this prospectus in the ordinary course of business, and at the time of the purchase of such securities that are convertible or exercisable into the shares of common stock being offered for resale under this prospectus, Millennium Partners had no agreement or understanding, directly or indirectly, with any person to distribute such securities or the shares of common stock issuable upon conversion or exercise.

(13)	Morgan Stanley & Co. Incorporated is a reporting company or a subsidiary of a reporting company under the Exchange Act. Morgan Stanley & Co. Incorporated is a broker-dealer and, as such, is an underwriter.

(14)	Pequot Capital Management, Inc., which is the investment manager/advisor to the below named funds and exercises sole dispositive and investment power for all shares held of record by the funds named below. Pequot Capital Management, Inc. holds voting power for all shares held of record by the funds named below except for Premium Series PCC Limited, Cell C32, which voting power is held by Premium Series PCC Limited, Cell C32. Arthur J. Samberg is the sole shareholder of Pequot Capital Management, Inc. and disclaims beneficial ownership of the shares except for his pecuniary interest. The number of shares being offered by this prospectus by Pequot Capital Management, Inc. represent 905,835 shares held of record by Pequot Scout Fund, L.P., of which 739,167 shares of common stock issuable upon conversion of the Series A Preferred Stock, and 166,667 shares of common stock issuable upon exercise of Series A Warrants; 905,835 shares held of record by Pequot Navigator Onshore Fund, L.P., of which 739,168 shares of common stock issuable upon conversion of Series A Preferred Stock, and 166,667 shares of common stock issuable upon exercise of Series A Warrants; 6,030,514 shares held of record by Pequot Healthcare Fund, L.P., of which 4,080,945 shares of common stock are issuable upon conversion of Series A Preferred Stock, 920,167 shares of common stock are issuable upon exercise of Series A Warrants, 801,035 shares of common stock are issuable upon conversion of Series B Preferred Stock and 228,367 shares of common stock are issuable upon exercise of Series B Warrants; 7,379,097 shares held of record by Pequot Healthcare Offshore Fund, Inc., of which 4,948,727 shares of common stock are issuable upon conversion of Series A Preferred Stock, 1,115,833 shares of common stock are issuable upon exercise of Series A Warrants, 1,022,915 shares of common stock are issuable upon conversion of Series B Preferred Stock and 291,622 shares of common stock are issuable upon exercise of Series B Warrants; 1,616,008 shares held of record by Pequot Healthcare Institutional Fund, L.P., of which 1,318,675 shares of common stock are issuable upon conversion of Series A Preferred Stock, and

297,333 shares of common stock are issuable upon exercise of Series A Warrants; and 160,323 shares held of record by Premium Series PCC Limited Cell C32, of which 124,756 shares of common stock are issuable upon conversion of Series B Preferred Stock and 35,567 shares of common stock issuable upon exercise of Series B Warrants. Pequot Scout Fund, L.P. and Pequot Navigator Onshore Fund, L.P. also each hold 450,000 shares of common stock.

(15)	Pursuant to an investment agreement, Sigma Capital Management, LLC has investment and voting power with respect to the securities held by Sigma Capital Associates, LLC. Steven A. Cohen controls Sigma Capital Management, LLC. Each of Sigma Capital Management, LLC and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this prospectus.

(16)	Dr. John N. Kapoor, trustee of the Kapoor Trust, is the natural person with voting and investment power over the securities.

(17)	Jerry Treppel, the general partner of Wheaten Healthcare Partners LP, is the natural person with voting and investment power over the securities.

      Of the shares set forth in the column “Number of Shares Offered” in the table above the following table sets forth each selling stockholder’s (1) shares of common stock, (2) shares of common stock issuable upon conversion of Series A Preferred Stock and related dividends, (3) shares of common stock issuable upon exercise of Series A Warrants, (4) shares of common stock issuable upon conversion of Series B Preferred Stock and related dividends, (5) shares of common stock issuable upon exercise of Series B Warrants, and (6) shares of common stock issuable upon conversion or exercise of warrants or any other security convertible into shares of common stock, as applicable.

		Series A			Series B
	Common	Preferred		Series A	Preferred		Series B
Name	Stock	Stock(1)		Warrants(2)	Stock(3)		Warrants(4)	Other		Total

AEG Partners LLC	—	—		—	—		—	1,250,000	(5)	1,250,000
Abu Alam	—	36,958	(6)	8,333	—		—	—		45,291
Argent Fund Management Ltd.	—	395,011	(7)	89,067	—		—	5,000	(8)	489,078
Arun K. Puri Living Trust	—	1,478,335	(9)	333,333	—		—	—		1,811,668
Baystar Capital II, L.P.	—	—		—	1,948,706	(10	) 555,556	—		2,504,262
The John N. Kapoor Trust dtd 9/20/89	851,800	15,869,930	(11)	3,578,333	—		—	6,051,110	(12)	26,351,173
JRJAY Public Investments, LLC	244,019	1,847,919	(13)	—	—		—	—		2,091,938
Merlin BioMed Long Term Appreciation, L.P.	—	—		—	116,922	(14)	33,333	—		150,255
Merlin BioMed Offshore Fund	—	—		—	272,819	(15)	77,778	—		350,597
Millennium Partners, L.P.	—	—		—	584,611	(16)	166,667	—		751,278
Morgan Stanley & Co. Incorporated	—	—		—	389,741	(17)	111,111	—		500,852
Pequot Capital Management, Inc.	—	11,826,682	(18)	2,666,667	1,948,706	(19)	555,556	—		16,997,611
Arthur S. Przybyl	—	155,225	(20)	35,000	—		—	—		190,225
John Sabat	—	147,834	(21)	33,333	—		—	—		181,167
Shritin Shah	—	36,958	(22)	8,333	—		—	—		45,291
Neill Shanahan	—	14,783	(23)	3,333	—		—	—		18,116
Sigma Capital Associates, LLC	—	—		—	233,845	(24)	66,666	—		300,511
Jerry Treppel	—	369,584	(25)	83,334	—		—	—		452,918
Arjun C. Waney	—	2,956,671	(26)	666,667	—		—	140,000	(27)	3,763,338
Gulu C. Waney	—	1,478,335	(28)	333,333	—		—	—		1,811,668
Jai S. Waney	—	1,034,835	(29)	233,333	—		—	—		1,268,168

		Series A			Series B
	Common	Preferred		Series A	Preferred	Series B
Name	Stock	Stock(1)		Warrants(2)	Stock(3)	Warrants(4)	Other	Total

Wheaten Healthcare Partners LP	—	369,584	(30)	83,334	—	—	—	452,918

Total:	1,095,819	38,018,644		8,155,733	5,495,350	1,566,667	7,446,110	61,778,323

(1)	Each share of Series A Preferred Stock is convertible into a number of shares of common stock equal to the quotient obtained by dividing (x) $100 plus any accrued but unpaid dividends on such share by (y) $0.75, as such numerator and denominator may be adjusted from time to time pursuant to the anti-dilution provisions of the articles of amendment governing the Series A Preferred Stock.

(2)	Each Series A Warrant is convertible into one share of common stock, subject to anti-dilution adjustments, at an exercise price of $1.00 per share of common stock.

(3)	Each share of Series B Preferred Stock is convertible into a number of shares of common stock equal to the quotient obtained by dividing (x) $100 plus any accrued but unpaid dividends on such share by (y) $2.70, as such numerator and denominator may be adjusted from time to time pursuant to the anti-dilution provisions of the articles of amendment to our articles of incorporation governing the Series B Preferred Stock.

(4)	Each Series B Warrant is convertible into one share of common stock, subject to anti-dilution adjustments, at an exercise price of $3.50 per share of common stock.

(5)	Shares of common stock issuable upon exercise of the AEG Warrants.

(6)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 530, 538, and 546.

(7)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 5,666, 5,751 and 5,838.

(8)	Shares issuable upon exercise of Note Warrants.

(9)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 21,206, 21,254 and 27,847.

(10)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 27,954, 28,373 and 28,799.

(11)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 227,650, 231,065 and 234,531.

(12)	Includes 1,792,439 shares of common stock issuable upon conversion of the Tranche A Note and related interest, 1,499,957 shares of common stock issuable upon conversion of the Tranche B Note and related interest, 1,000,000 shares of common stock issuable upon exercise of the Tranche A Warrant, 667,000 shares of common stock issuable upon exercise of the Tranche B Warrant, 880,000 shares of common stock issuable upon exercise of Guaranty Warrants, and 211,714 shares of common stock issuable upon exercise of Note Warrants.

(13)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 26,508, 26,906 and 27,309.

(14)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 1,667, 1,702 and 1,728.

(15)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 3,914, 3,972 and 4,032.

(16)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 8,386, 8,512 and 8,639.

(17)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 5,591, 5,675 and 5,760.

(18)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 169,650, 172,195 and 174,780.

(19)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 27,954, 28,373 and 28,799.

(20)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 2,227, 2,260 and 2,294.

(21)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 2,121, 2,152 and 2,185.

(22)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 530, 538 and 546.

(23)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 212, 215 and 218.

(24)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 3,354, 3,405 and 3,456.

(25)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 5,302, 5,381 and 5,462.

(26)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 42,413, 43,049 and 43,695.

(27)	Includes 80,000 shares of common stock issuable upon exercise of Guaranty Warrants, and 60,000 shares of common stock issuable upon exercise of Note Warrants.

(28)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 21,206, 21,524 and 21,847.

(29)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 14,844, 15,067 and 15,293.

(30)	Includes the following number of shares of common stock issuable under additional conversion rights accruing in the event cash dividends are not paid on December 31, 2004, March 31, 2005 and June 30, 2005, respectively: 5,302, 5,381 and 5,462.

PLAN OF DISTRIBUTION

      The shares of common stock offered for resale through this prospectus may be sold by the selling stockholders and any of their pledgees, assignees and successors-in-interest (including successors by gift, partnership distribution or other non-sale-related transfer effected after the date of this prospectus), from time to time, in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

•	On any national securities exchange or quotation service at which our common stock may be listed or quoted at the time of sale;

•	In the over-the-counter market;

•	In private transactions;

•	Through options, swaps or other derivative securities (whether exchange–listed or otherwise);

•	By pledge to secure debts and other obligations;

•	In ordinary brokerage transactions and transactions in which the broker-dealer solicits purchases;

•	In block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	In settlement of short sales;

•	Through the sale of a specified number of shares at a stipulated price per share by agreement between broker-dealers and the selling stockholders;

•	Sales in other ways not involving market makers or established trading markets, including direct sales to purchasers, sales effected through agents or other privately negotiated transactions;

•	A combination of any of the above methods; or

•	Any other method permitted pursuant to applicable law.

      If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

      The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/ dealers or agents. The selling stockholders that are also broker-dealers are “underwriters” within the meaning of the Securities Act. Morgan Stanley & Co. Incorporated, a selling stockholder, is a broker-dealer and, as such, is an underwriter. Millennium Partners, L.P., a selling stockholder, is an affiliate of a broker-dealer. Millennium Partners purchased the securities convertible or exercisable into the shares of common stock being offered by it under this prospectus in the ordinary course of business, and at the time of the purchase of such securities that are convertible or exercisable into the shares of common stock being offered for resale under this prospectus, Millennium Partners had no agreement or understanding, directly or indirectly, with any person to distribute such securities or the shares of common stock issuable upon conversion or exercise. The selling stockholders and any broker or any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares offered for resale through this prospectus may also be deemed to be “underwriters” within the meaning of the Securities Act. In these cases, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the shares offered for resale through this prospectus purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling stockholders may be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, they will be subject to the prospectus delivery requirements of the Securities Act.

      The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares and, if they default in the performance of any of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus as it may be supplemented from time to time, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provisions of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

      The selling stockholders may also transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

      Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders are not obligated to, and there is no assurance that the selling stockholders will, sell all or any of the shares we are registering. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

      Under the Exchange Act, any person engaged in a distribution of our common stock may not simultaneously engage in market-making activities with respect to our common stock for nine business days prior to the start of the distribution. Each selling stockholder, and any other person, who participates in a distribution of our common stock will be subject to the Exchange Act which may limit the timing of purchases and sales of our common stock by such selling stockholder or any such other person. These factors may affect the marketability of our common stock and the ability of brokers or dealers to engage in market-making activities.

      We will pay all expenses of this registration. These expenses include the filing fees of the SEC, fees under state securities or “blue sky” laws, and accounting and legal fees. We estimate that our expenses in connection with this registration will be approximately $218,091. All expenses for the issuance of any supplement to this prospectus will be paid by us. The selling stockholders may pay selling commissions or brokerage fees with respect to the sale of the resale shares by them. Some of the selling stockholders will be indemnified by us against certain civil liabilities under securities laws or will be entitled to contribution in connection therewith. We will be indemnified by some of the selling stockholders against certain liabilities under securities laws or will be entitled to contribution in connection therewith.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale by the selling stockholders of any of the shares of common stock offered for resale through this prospectus. All proceeds from the resale of the shares of our common stock offered for resale through this prospectus will be for the accounts of the selling stockholders. We may receive up to a total of approximately $20,287,703 in the event that all the Series A Warrants, Series B Warrants, Tranche A Warrant, Tranche B Warrant, AEG Warrants, Guaranty Warrants and Note Warrants collectively held by the selling stockholders are exercised at their respective current exercise prices. Warrants, however, can be exercised on a cashless basis. Any proceeds received by us from the exercise of these warrants will be used by us for general corporate purposes.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

      The following table sets forth, for the fiscal periods indicated, the high and low closing bid prices for our common stock for the two most recent fiscal years and for the first, second and third quarter of our current fiscal year. Our common stock was traded on the NASDAQ National Market under the symbol “AKRN” until June 24, 2002. Because our Form 10-K for the year ended December 31, 2001 contained unaudited financial statements, our common stock was delisted from the NASDAQ National Market on June 25, 2002, for non-compliance with the NASDAQ National Market report filing requirements, and we were unable to re-list on the NASDAQ National Market. Subsequently, our common stock has been traded on the OTC Bulletin Board® under the stock symbol “AKRN.OB.” The market represented by the OTC Bulletin Board® is extremely limited and the price for our common stock traded on the OTC Bulletin Board® is not necessarily a reliable indication of the value of our common stock. There can be no assurance that an active trading market will develop for our common stock after this offering, or that our common stock will trade in the public market subsequent to this offering. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. Trading prices are based on information received from the OTC Bulletin Board® and Reuters based on all transactions reported on the OTC Bulletin Board® and Reuters.

	High	Low

Year Ended December 31, 2004:
1st Quarter	$3.59	$2.00
2nd Quarter	3.78	2.75
3rd Quarter	3.76	2.30
Year Ended December 31, 2003:
1st Quarter	$1.55	$0.50
2nd Quarter	1.30	0.50
3rd Quarter	1.19	0.45
4th Quarter	2.35	1.22
Year Ended December 31, 2002:
1st Quarter	$4.00	$3.31
2nd Quarter	3.73	0.60
3rd Quarter	1.60	0.60
4th Quarter	1.50	0.60

      Trading in our common stock is subject to the “penny stock” rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our common stock to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market price and liquidity of our common stock.

      As of August 31, 2004, we had 20,622,434 shares of common stock outstanding, which were held by approximately 596 stockholders of record. This number does not include stockholders for which shares are held in a “nominee” or “street” name. The closing price of our common stock on August 31, 2004 was $3.00 per share. The transfer agent for our common stock is Computershare Investor Services, LLC, 2 North LaSalle Street, Chicago, Illinois 60602.

DIVIDEND POLICY

      Our board of directors determines any payment of dividends. We did not pay cash dividends in 2003 or 2002 and do not expect to pay dividends on our common stock in the foreseeable future. Moreover, we are currently prohibited by our New Credit Facility from making any cash dividend payment to holders of our common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Financial Condition and Liquidity.” Any future decision with respect to dividends will depend on future earnings, operations, capital requirements and availability, restrictions in future financing agreements and other business and financial considerations.

RECENT DEVELOPMENTS

      On August 23, 2004, we completed a private placement of 141,000 shares of our Series B Preferred Stock at a price of $100.00 per share, convertible into common stock at a price of $2.70 per share, along with Series B Warrants to purchase approximately 1,566,667 additional shares exercisable until August 23, 2009, with an exercise price of $3.50 per share. The net proceeds to us after payment of investment banker fees and expenses to Leerink Swann & Company and other transaction costs of approximately $1,056,000, were approximately $13,044,000. A portion of the net proceeds was used to pay off our outstanding debt under the New Credit Facility and the remaining portion will be used for working capital and general corporate purposes.

      The shares of common stock issuable upon conversion of our Series B Preferred Stock and exercise of the Series B Warrants are subject to certain registration rights as set forth in the subscription agreements with the holders of the Series B Preferred Stock and Series B Warrants. Under the subscription agreements, we agreed to file a registration statement on Form S-1 with the SEC by September 22, 2004, for purposes of registering the shares of common stock issuable upon conversion of Series B Preferred Stock and exercise of the Series B Warrants (collectively, the “Registrable Securities”). This prospectus is part of a registration statement that has been filed to register the Registrable Securities pursuant to the requirements of the subscription agreements. We agreed to maintain the effectiveness of the registration statement until the earlier of: (1) the holders of Registrable Securities having completed the distribution of the Registrable Securities, or (2) with respect to any holder of Registrable Securities, the “Registration Period,” which is defined as such time as all Registrable Securities then held by such holder may be sold in compliance with Rule 144 under the Securities Act, within any three-month period.

      If the registration statement is not declared effective within 120 days from August 23, 2004 (or if the SEC issues any stop order(s) suspending the effectiveness of the registration statement for a period of more than 60 days during such 120 day period), we will pay to each holder an amount equal to 1.0% of the purchase price (the “1.0% Penalty”) for the shares of Series B Preferred Stock purchased by such holder for every 30 days during which the registration statement is not effective, until the earlier to occur of (1) the registration statement becomes effective, (2) the end of the Registration Period, or (3) the exercise by the holder of the Put Option (defined below). If the registration statement is not declared effective within 270 days from August 23, 2004, each holder will have the right, for a period of 60 days following the end of such 270 day period, to compel us to purchase its shares of Series B Preferred Stock for cash in an amount equal to $115 per share (the “Put Option” and together with the 1.0% Penalty, the “Penalty Provisions”). As a result of the Put Option, and pursuant to SEC rules and regulations, our Series B Preferred Stock will be reflected outside of the shareholders’ equity section of our consolidated balance sheet until this registration statement becomes effective or the exercise period related to the Put Option lapses, at which date the Series B Preferred Stock will be reclassified into shareholders’ equity.

      The right to receive payments in cash pursuant to the Penalty Provisions is subordinate to our obligations under the New Credit Facility. In place of any cash payment otherwise due to a holder of Series B Preferred Stock pursuant to the 1.0% Penalty, we may, in our discretion, pay such holder the number of fully paid, validly issued and non-assessable shares of common stock equal to the number obtained by dividing the amount of (1) the cash payment due by (2) the closing price of our common stock, or the average of the reported closing bid and asked prices of such common stock as determined under the subscription agreements, on the date immediately preceding the date such cash payment is otherwise due.

      We continue to work with the FDA to correct all deviations at our Decatur facilities. We have responded to the findings of the FDA’s most recent inspection which concluded on April 7, 2004 and have met with FDA officials. The FDA has advised us that a “confirmatory” inspection will be made to verify our corrective actions. Until our corrections can be verified by the FDA, it is highly unlikely the FDA will approve any marketing applications we may submit and our ability to win government contracts may be adversely affected. The confirmatory inspection is anticipated to occur in the fourth quarter of 2004.

      In July 2004, at our 2004 Annual Meeting of Shareholders, our shareholders approved an increase in the authorized number of shares of common stock to an amount sufficient to allow conversion of our Series A Preferred Stock and exercise of our Series A Warrants. Without that approval, the dividend rate on our Series A Preferred Stock would have increased to 10% per annum from 6% per annum. Because of the increase in the authorized number of shares, our Series A Preferred Stock became mandatorily convertible into shares of our common stock rather than mandatorily redeemable into cash. Accordingly, in July 2004, the Series A Preferred Stock was recharacterized as an equity security rather than as a debt security. The result of that recharacterization is that (a) future dividends and discount accretion related to the Series A Preferred Stock will be reflected as a reduction of our earnings available to common stockholders rather than as interest expense, and (b) we recorded the value of the beneficial conversion feature (resulting from the conversion price being less than the market price of our common stock when the Series A Preferred Stock was issued) imbedded in the Series A Preferred Stock which, in turn, resulted in the recording of a non-cash deemed dividend of approximately $26,410,000. This one-time deemed dividend reduced earnings available to our common stockholders thereby having a significant adverse impact in reported income (loss) per share.

      On April 21, 2004, we announced that we had signed a memo of understanding with Strides Arcolab Limited, a pharmaceutical manufacturer based in India. As a result of negotiations following the execution of the memo of understanding, on September 22, 2004, we entered into agreements with Strides for the development, manufacturing and marketing of grandfathered products, patent-challenging products and ANDA products for the U.S. Hospital and retail markets. The joint venture will operate in the form of a new Delaware limited liability company, Akorn-Strides, LLC. Strides will be responsible for developing, manufacturing and supplying products under an OEM agreement between it and the joint venture company. We will be responsible for sales and marketing of the products under an exclusive sales and marketing agreement with the joint venture company. We and Strides each own 50% of the joint venture company and each appointed one of its two managers. Each will contribute $1,250,000 in capital, to be used to finance the preparation of ANDAs by Strides. We will also loan an additional $1,250,000 to the joint venture company that will be advanced to Strides to finance its capital contribution.

      If within a mutually agreed time period, Strides’ manufacturing facilities in India have not received a satisfactory cGMP inspection by the FDA, which remains current, and twelve ANDAs for products developed by Strides at its manufacturing facilities in India under the OEM agreement have not been submitted to the FDA, among other things, we will become the sole owner of the joint venture company and the joint venture company will be entitled to draw on a $1,250,000 letter of credit from an Indian bank that is confirmed by a U.S. bank. On the other hand, if these conditions are met, and if both managers agree, we and Strides may make additional equivalent capital contributions to finance subsequent ANDA preparation costs under a similar arrangement to our initial capital contributions, including an additional loan by us to the joint venture company to finance Strides capital contribution. Strides shall repay such advances by crediting the joint venture company an amount equal to 35% of all payments due for products provided under the OEM agreement.

      On June 4, 2004, an agreement was reached between us and Novadaq Technologies, Inc. related to our dispute with Novadaq regarding the issuance of a Right of Reference to Novadaq from us for Novadaq’s NDA and Drug Master File for specified indications for our drug IC Green. Pursuant to the agreement we reached, we would provide the requested Right of Reference to Novadaq in exchange for

Novadaq’s repurchase of our holdings in Novadaq at a purchase price of $2,000,000 (U.S.). We received the proceeds in July 2004 and used the proceeds to reduce our outstanding debt obligations. We will report a one-time gain of approximately $1,280,000 during the third quarter of 2004.

      On July 21, 2004, we and FDC Limited, India’s second largest manufacturer and marketer of ophthalmic pharmaceutical products, announced the signing of a purchase and supply agreement which would provide us with an ophthalmic finished dosage form product pipeline for exclusive use in the U.S. and Canada. The ophthalmic products will be developed and manufactured for us by FDC. Under the agreement, we will be responsible for U.S. FDA regulatory submissions and marketing of the products directly in the U.S. Innova, our Canadian distributor for ophthalmic products, will be responsible for the direct marketing of these products in Canada. FDC exports active pharmaceutical ingredients to over 45 countries, including the U.S. and Canada, and holds drug master files and registration in both countries. Products will be manufactured in India, and FDC is intending to submit approximately four to six ANDAs in the first year of the agreement.

      On October 8, 2003, pursuant to the terms of the Letter Agreement dated September 26, 2002 between us and AEG, we terminated AEG as our consultant. On August 2 and 3, 2004, we and AEG participated in a mandatory and binding arbitration hearing. The arbitrator took the matter under submission and rendered his decision dated August 19, 2004, which we received on August 23, 2004. The arbitrator’s decision (1) directed us to pay to AEG the sum of $300,000, plus interest of 5% per annum from October 7, 2003 (approximately $13,479), (2) directed us to issue the AEG Warrants to purchase 1,250,000 shares of our common stock at an exercise price of $0.75 per share, and (3) denied AEG’s request that we pay AEG’s attorneys’ fees and costs. As a result of the arbitrator’s decision, we will report a one-time net gain of approximately $295,100 in the third quarter of 2004. If AEG decides to exercise all of the AEG Warrants, we will receive $937,500 at an exercise price of $0.75 per share. We determined that none of the anti-dilution provisions in our outstanding securities were triggered by the issuance of the AEG Warrants.

      On August 31, 2004 we entered into an option agreement with The University of Texas M.D. Anderson Cancer Center to license a patent entitled “M-EDTA Pharmaceutical Preparations of Uses Thereof” and related technology rights invented by Issam I. Raad and Robert Sheretz. The option agreement grants us an option to evaluate the patent and to determine an appropriate regulatory pathway based on discussion with the FDA. The patent is targeted at the prevention of intravascular catheter-related infections and occlusions. If we exercise our right to license the patent, we will pay an initial license fee, fund clinicals, and pay a milestone license fee upon FDA approval and royalties for the life of the patent.

      On October 6, 2004, we received a notice from NeoPharm, Inc. that an event of default had occurred on our outstanding promissory note with NeoPharm (the “NeoPharm Note”). The notice stated that an event of default was triggered when a processing agreement between NeoPharm and us, which was contractually obligated to go into effect on or before October 1, 2004, failed to occur. The processing agreement failed to become effective, in part, because of our inability to remove the sanctions imposed by the FDA on our Decatur facilities. The event of default under the NeoPharm Note also triggered a cross-default provision in each of the Tranche A and Tranche B Notes, resulting in an event of default under each of the Tranche A and Tranche B Notes.

      Pursuant to subordination agreements with LaSalle Bank, we may not make any payments to NeoPharm or the Kapoor Trust, the holder of each of the Tranche A and Tranche B Notes, and neither NeoPharm nor the Kapoor Trust may enforce any remedies against us under the NeoPharm Note or the Tranche A and B Notes, respectively, until our senior debt is paid in full and the commitment for the senior debt is terminated. Consequently, neither NeoPharm nor the Kapoor Trust may take any actions that would have an adverse financial impact on us. We are currently trying to resolve this matter with NeoPharm and the Kapoor Trust.

      On October 8, 2004, we entered into the Third Amendment to the New Credit Facility (the “Third Amendment”). Among other things, the Third Amendment amended certain of our financial covenants and LaSalle Bank agreed to waive certain events of default arising out of our noncompliance with certain of our obligations, including noncompliance arising from an event of default under the NeoPharm Note.

BUSINESS

Overview

      Akorn, Inc. manufactures and markets diagnostic and therapeutic pharmaceuticals in specialty areas such as ophthalmology, rheumatology, anesthesia and antidotes, among others. Our customers include physicians, optometrists, wholesalers, group purchasing organizations and other pharmaceutical companies. We are a Louisiana corporation founded in 1971 in Abita Springs, Louisiana. In 1997, we relocated our headquarters and certain operations to Buffalo Grove, Illinois. We also have manufacturing facilities in Decatur, Illinois. We have a wholly owned subsidiary named Akorn (New Jersey), Inc. which has operations in Somerset, New Jersey. Our subsidiary is involved in manufacturing, research and development, and administrative activities related to our ophthalmic segment.

      As described more fully in this prospectus, in recent years we have experienced significant regulatory and financial challenges. These combined challenges contributed to circumstances that resulted in our independent registered public accountants indicating in their report related to their audit of our consolidated financial statements for the year ended December 31, 2003 that there exists substantial doubt about our ability to continue as a going concern. In response to these challenges, we have recruited new senior management, addressed our regulatory issues, improved our financial structure and raised additional capital. These improvements have positioned us for future growth and improved operating results.

      We classify our operations into three identifiable business segments, ophthalmic, injectable and contract services. These three segments are discussed in greater detail below. For information regarding revenues and gross profit for each of our segments, see Note M “Segment Information” to our annual consolidated financial statements beginning at page F-1 of this prospectus.

      Ophthalmic Segment. We market a line of diagnostic and therapeutic ophthalmic pharmaceutical products. Diagnostic products, primarily used in the office setting, include mydriatics and cycloplegics, anesthetics, topical stains, gonioscopic solutions, angiography dyes and others. Therapeutic products, sold primarily to wholesalers and other national account customers, include antibiotics, anti-infectives, steroids, steroid combinations, glaucoma medications, decongestants/antihistamines and anti-edema medications. Non-pharmaceutical products include various artificial tear solutions, preservative-free lubricating ointments, lid cleansers, vitamin supplements and contact lens accessories. We exited the surgical products business in late 2002. The impact of the exit was not material to our financial results.

      Injectable Segment. We market a line of specialty injectable pharmaceutical products, including anesthesia, poison control (antidotes) and products used in the treatment of rheumatoid arthritis and pain management. These products are marketed to hospitals through wholesalers and other national account customers, as well as directly to medical specialists.

      Contract Services Segment. We manufacture products for third party pharmaceutical and biotechnology customers based on their specifications.

      Manufacturing. We have manufacturing facilities located in Decatur, Illinois and Somerset, New Jersey. See “— Properties.” We manufacture a diverse group of sterile pharmaceutical products, including solutions, ointments and suspensions for our ophthalmic and injectable segments. Our Decatur facilities manufacture product for all three of our segments. Our Somerset facility manufactures primarily ointment products for our ophthalmic segment. We are also in the process of adding freeze-dried (lyophilized) manufacturing capabilities at our Decatur facilities and expect to use a portion of the proceeds to us from the recent sale of our Series B Preferred Stock to help fund validation efforts for the lyophilization facility and to fund the development of an internal ANDA lyophilized product pipeline. See “Recent Developments.” However, we cannot assure you that we can add lyophilized manufacturing capabilities to our Decatur facilities, or that such addition, if completed, will prove to be profitable. See “Risk Factors — Our growth depends on our ability to timely develop additional pharmaceutical products and manufacturing capabilities.”

      Sales and Marketing. While we are working to expand our proprietary product base through internal development, the majority of our current products are non-proprietary. We rely on our efforts in marketing, distribution, development and low cost manufacturing to maintain and increase market share.

      Our ophthalmic segment uses a three-tiered sales effort. Outside sales representatives sell directly to physicians and group practices. In-house sales (telemarketing) and customer service (catalog sales) sell to optometrists and other customers. A national accounts group sells to wholesalers, retail chains and other group purchasing organizations who represent hospitals in the U.S. This national accounts group also markets our injectable pharmaceutical products, which we also sell through telemarketing and direct mail activities to individual specialty physicians and hospitals. The contract services segment markets our contract manufacturing services through direct mail, trade shows and direct industry contacts.

      Research and Development. We have 21 ANDAs for generic pharmaceuticals in various stages of development. We filed one of these ANDAs along with an NDA in 2003. See “— Government Regulation.” We plan to continue to file ANDAs on a regular basis as pharmaceutical products come off patent allowing us to compete by marketing generic equivalents. However, unless and until our issues pending before the FDA regarding our Decatur facilities are favorably resolved, we believe it is doubtful that the FDA will approve any NDAs or ANDAs we submit related to our Decatur facilities. We believe our Somerset facility is not impacted by the FDA issues regarding our Decatur facilities.

      On February 18, 2003, we announced that we had received FDA approval for our ANDA for Lidocaine Jelly, 2%, a bioequivalent to Xylocaine Jelly®, a product of AstraZeneca PLC used primarily as a topical anesthetic by urologists and hospitals. According to industry sources, it is estimated that the total annual U.S. market for comparable products was approximately $30,000,000 in 2002. We manufacture this product at our Somerset facility, and it was commercially available in the third quarter of 2003.

      On February 9, 2004, we announced we had received FDA approval for our ANDA for Neomycin and Polymyxin B Sulfates, and Bacitracin Zinc Ophthalmic Ointment USP. Neomycin and Polymyxin B is bioequivalent to Neosporin® Ophthalmic Ointment, a product of Monarch Pharmaceuticals, Inc., which is used primarily as an ophthalmic antibiotic ointment. We anticipate that this product, which will be manufactured at our Somerset facility, will be commercially available by the end of 2004.

      Pre-clinical and clinical trials required in connection with the development of pharmaceutical products are performed by contract research organizations under the direction of our personnel. No assurance can be given as to whether we will file NDAs or ANDAs when anticipated, whether we will develop marketable products based on any filings we do make, or as to the actual size of the market for any such products, or as to whether our participation in such market would be profitable. See “— Government Regulation” and “Risk Factors — Our growth depends on our ability to timely develop additional pharmaceutical products and manufacturing capabilities.”

      We also maintain a business development program that identifies potential product acquisition or product licensing candidates. We have focused our business development efforts on niche products that complement our existing product lines and that have few or no competitors in the market.

      At August 31, 2004, 16 of our full-time employees were involved in research and development and product licensing.

      Research and development costs are expensed as incurred. Such costs amounted to $1,465,000, $1,886,000, and $2,598,000 for the years ended December 31, 2003, 2002 and 2001, respectively, and $712,000 and $835,000 for the six months ended June 30, 2003 and 2004, respectively.

Patents, Trademarks, and Proprietary Technology

      We consider the protection of discoveries in connection with our development activities important to our business. We have sought, and intend to continue to seek, patent protection in the U.S. and selected foreign countries where deemed appropriate. As of August 31, 2004, we had received six U.S. patents and had five additional U.S. patent applications and one international patent application pending.

      We also rely on trademarks, trade secrets, unpatented proprietary know-how and continuing technological innovation to maintain and develop our competitive position. We enter into confidentiality agreements with certain of our employees pursuant to which such employees agree to assign to us any inventions relating to our business made by them while in our employ. However, there can be no assurance that others may not acquire or independently develop similar technology or, if patents are not issued with respect to products arising from research, that we will be able to maintain information pertinent to such research as proprietary technology or trade secrets. See “Risk Factors — Our patents and proprietary rights may not adequately protect our products and processes.”

Employee Relations

      At August 31, 2004, we had 357 full-time employees, 305 of whom were employed by Akorn, Inc. and 52 of whom were employed by our wholly owned subsidiary, Akorn (New Jersey), Inc. We believe we enjoy good relations with our employees, none of whom are represented by a collective bargaining agent.

Competition

      The marketing and manufacturing of pharmaceutical products is highly competitive, with many established manufacturers, suppliers and distributors actively engaged in all phases of the business. Most of our competitors have substantially greater financial and other resources, including greater sales volume, larger sales forces and greater manufacturing capacity. See “Risk Factors — Our industry is very competitive.” Additionally, changes in technology could render our products obsolete.”

      The companies that compete with our ophthalmic segment include Alcon Laboratories, Inc., Allergan Pharmaceuticals, Inc., Ciba Vision and Bausch & Lomb, Inc. The ophthalmic segment competes primarily on the basis of price and service. Our ophthalmic segment purchases some ophthalmic products from Bausch & Lomb, which is in direct competition with us in several markets.

      The companies that compete with our injectable segment include both generic and name brand companies such as Abbott Laboratories, Sicor, American Pharmaceutical Partners, Elkin Sinn and American Regent. The injectable segment competes primarily on the basis of price.

      Competitors in our contract services segment include Cook Imaging (Baxter), Chesapeake Biological Laboratories and Ben Venue. The contract services segment competes primarily on the basis of price and technical capabilities. The manufacturing of products in all three segments must be performed under government mandated cGMP.

Suppliers and Customers

      No supplier of products accounted for more than 10% of our purchases in 2003, 2002 or 2001. We require a supply of quality raw materials and components to manufacture and package pharmaceutical products for us and for third parties with which we have contracted. The principal components of our products are active and inactive pharmaceutical ingredients and certain packaging materials. Many of these components are available from only a single source and, in the case of many of our ANDAs and NDAs, only one supplier of raw materials has been identified. Because FDA approval of drugs requires manufacturers to specify their proposed suppliers of active ingredients and certain packaging materials in their applications, FDA approval of any new supplier would be required if active ingredients or such packaging materials were no longer available from the specified supplier. The qualification of a new supplier could delay our development and marketing efforts. If for any reason we are unable to obtain sufficient quantities of any of the raw materials or components required to produce and package our products, we may not be able to manufacture our products as planned, which could have a material adverse effect on our business, financial condition and results of operations.

      A small number of large wholesale drug distributors account for a large portion of our gross sales, revenues and accounts receivable. Those distributors are:

•	AmerisourceBergen Corporation;

•	Cardinal Health, Inc.; and

•	McKesson Drug Company.

      These three wholesale drug distributors accounted for approximately 49% of our total gross sales and 32% of our revenues in for the six months ended June 30, 2004, and 63% of our gross trade receivables as of June 30, 2004. The difference between gross sales and revenue is that gross sales do not reflect the deductions for chargebacks, rebates and product returns. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies.” The percentages of gross sales, revenue and gross trade receivables attributed to each of these three wholesale drug distributors as of and for the six months ended June 30, 2004 and June 30, 2003 and for the years ended December 31, 2003 and December 31, 2002 were as follows:

	June 30, 2004			June 30, 2003			2003			2002

	Gross		Gross Acct.	Gross		Gross Acct.	Gross		Gross Acct.	Gross		Gross Acct.
	Sales	Revenue	Receivables	Sales	Revenue	Receivables	Sales	Revenue	Receivables	Sales	Revenue	Receivables

AmerisourceBergen	12%	6%	18%	21%	17%	32%	19%	15%	13%	28%	22%	28%
Cardinal	23%	15%	26%	19%	12%	19%	19%	14%	22%	18%	12%	27%
McKesson Drug	14%	11%	19%	17%	16%	15%	16%	15%	17%	11%	8%	6%

      AmerisourceBergen, Cardinal and McKesson distribute our products as well as a broad range of health care products for many other companies. None of these distributors is an end user of our products. If sales to any one of these distributors were to diminish or cease, we believe that the end users of our products would find little difficulty obtaining our products either directly from us or from another distributor. However, the loss of one or more of these distributors, together with a delay or inability to secure an alternative distribution source for end users, could have a material negative impact on our revenue, business, financial condition and results of operations. A change in purchasing patterns, a decrease in inventory levels, an increase in returns of our products, delays in purchasing products and delays in payment for products by one or more distributors also could have a material negative impact on our revenue, business, financial condition and results of operations. See “Risk Factors — We depend on a small number of distributors, the loss of any of which could have a material adverse effect.”

Backorders

      As of August 31, 2004, we had approximately $2,514,000 of products on backorder as compared to approximately $2,804,000 of backorders as of June 30, 2004. We anticipate filling all current open backorders within 12 months of the date of this prospectus.

Government Regulation

      Pharmaceutical manufacturers and distributors are subject to extensive regulation by government agencies, including the FDA, the DEA, the FTC and other federal, state and local agencies. The FDC Act, the Controlled Substance Act and other federal statutes and regulations govern or influence the development, testing, manufacture, labeling, storage and promotion of products that we manufacture and market. The FDA inspects drug manufacturers and storage facilities to determine compliance with its cGMP regulations, non-compliance with which can result in fines, recall and seizure of products, total or partial suspension of production, refusal to approve new drug applications and criminal prosecution. The FDA also has the authority to revoke approval of drug products.

      The FDA approval is required before any drug can be manufactured and marketed. New drugs require an NDA filing, including clinical studies demonstrating the safety and efficacy of the drug. Generic drugs, which are equivalents of existing, off-patent brand name drugs, require an ANDA filing. An ANDA does not, for the most part, require clinical studies since safety and efficacy have already been demonstrated by the product originator. However, an ANDA must provide data demonstrating the equivalency of the generic formulation in terms of bioavailability. The time required by the FDA to review and approve NDAs and ANDAs is variable and beyond our control.

      FDA Warning Letter. The FDA issued a Warning Letter to us in October 2000 following a routine inspection of our Decatur facilities. An FDA Warning Letter is intended to provide notice to a company of violations of the laws administered by the FDA and to elicit voluntary corrective action. Until the violations identified in the Warning Letter are corrected, the FDA frequently will withhold approval of any marketing applications (ANDAs, NDAs) submitted by the company and will share contents of the Warning Letter with government agencies (for example, the Veterans Administration or the Department of Defense) that may contract to purchase products from the company. Failure to take effective corrective actions can result in FDA enforcement action such as monetary fines, seizure of products, or injunction that could suspend manufacturing and compel recall of product.

      The Warning Letter addressed several deviations from regulatory requirements identified during the inspection and requested that we take corrective actions. Since then, additional FDA inspections in 2002 and 2003 have found that certain deviations continued unresolved and have identified additional deviations. We have invested approximately $2,000,000 in improved cleaning validation and enhanced process controls and have developed a comprehensive corrective action plan. We have been in regular communications with the FDA and have provided periodic reports of our progress in making corrections. The FDA’s latest inspection of our Decatur facilities was concluded on April 7, 2004. Several deviations were identified for which we provided the FDA proposed corrective actions. The FDA has initiated no enforcement action against us or any of our products. Rather, the FDA has notified us that another “confirmatory” inspection will be made to determine whether the deviations identified have been corrected. The confirmatory inspection is anticipated to occur in the fourth quarter of 2004. The noncompliance of our Decatur facilities has prevented us from developing additional products at Decatur, some of which cannot be developed at our other facility. The inability to fully use our Decatur facilities has had a material adverse effect on our business, financial condition and results of operations.

      If the confirmatory inspection finds that corrections have been made and no significant deviations are identified, the FDA can be expected to remove the sanctions of the Warning Letter and return us to a routine inspection schedule.

      If the inspection identifies significant deviations, the FDA may initiate enforcement action including the following: (1) maintain the Warning Letter sanctions and require further corrective actions, which could include a recall of certain products; (2) seek a court-ordered injunction which may include temporary suspension of some or all operations, mandatory recall of certain products, potential monetary penalties or other sanctions; or (3) seize our products. Any of these actions could significantly impair our ability to continue to manufacture and distribute products, generate cash from our operations, and may result in a covenant violation under our senior debt. Any or all of these actions would have a material adverse effect on our liquidity and our ability to continue as a going concern.

      Unless and until we correct the FDA deviations at our Decatur facilities, it is doubtful the FDA will approve any applications that may be submitted by us for products to be manufactured in Decatur. This has adversely impacted, and is likely to continue to adversely impact, our ability to grow sales. See “Legal Proceedings.” See “Risk Factors — Our Decatur, Illinois manufacturing facilities are the subject of an FDA Warning Letter.”

      DEA Consent Decree. We also manufacture and distribute several controlled-drug substances, the distribution and handling of which are regulated by the DEA. Failure to comply with DEA regulations can result in fines or seizure of product.

      On March 6, 2002, we received a letter from the U.S. Attorney’s Office, Central District of Illinois, Springfield, Illinois, advising us that the DEA had referred a matter to that office for a possible civil legal action for alleged violations of the Comprehensive Drug Abuse Prevention Control Act of 1970, 21 U.S.C. § 801, et. seq. and regulations promulgated thereunder. The alleged violations relate to record keeping and controls surrounding the storage and distribution of controlled substances. On November 6, 2002, we entered into a Civil Consent Decree with the DEA. Under terms of the Civil Consent Decree, without admitting any of the allegations in the complaint from the DEA, we agreed to pay a fine of $100,000, upgrade our security system and to remain in substantial compliance with the Comprehensive Drug Abuse Prevention Control Act of 1970. If we do not remain in substantial compliance during the two-year period following the entry of the Civil Consent Decree, we, in addition to other possible sanctions, may be held in contempt of court and ordered to pay an additional $300,000 fine. We completed the upgrades to our security system in 2003.

Product Recalls

      In February 2003, we recalled two products, Fluress and Fluoracaine, due to container/closure integrity problems resulting in leaking containers. The recall has been classified by the FDA as a Class II Recall, which means that the use of, or exposure to, a violative product may cause temporary or medically reversible adverse health consequences or that the probability of serious health consequences as a result of such use or exposure is remote. We had not received any notification or complaints from end users of the recalled products. Because we had curtailed the production of these items due to the container/closure integrity issues, the financial impact to us of this recall was not material, as our customers did not hold significant inventories of these products. We have begun production of Fluress and re-started distribution in September 2004. Production and distribution of Flouracaine is expected to commence in the fourth quarter of 2004.

      In March 2003, as a result of the December 10, 2002 to February 6, 2003 FDA inspection, we recalled twenty-four lots of product produced from the period December 2001 to June 2002 in one of our production rooms at our Decatur facilities. The majority of the lots recalled were for third-party contract customer products. Subsequent to this decision and after discussions with the FDA, eight of the original twenty-four lots have been exempted from the recall due to medical necessity. The recall has been classified by the FDA as a Class II Recall. We had not received any notification or complaints from end users of the recalled products. Due to the passage of time between the production of these lots and the recall, the financial impact of this recall was not material, as our customers did not hold significant inventories of these products.

Environment

      We do not anticipate any material adverse effect from compliance with federal, state and local provisions that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment.

Properties

      Since August 1998, our headquarters and certain administrative offices, as well as a finished goods warehouse, have been located in leased space at 2500 Millbrook Drive, Buffalo Grove, Illinois. We leased approximately 24,000 square feet until June 2000 at which time we expanded to the current occupied space of approximately 48,000 square feet.

      We own a 76,000 square foot facility located on 15 acres of land in Decatur, Illinois. This facility is currently used for packaging, distribution, warehousing and office space. In addition, we own a 55,000 square-foot manufacturing facility in Decatur, Illinois. Our Decatur facilities support all three of our segments.

      Our wholly-owned subsidiary, Akorn (New Jersey), Inc., leases approximately 35,000 square feet of space in Somerset, New Jersey. This space is used for manufacturing, research and development and administrative activities related to our ophthalmic segment.

      We do not have any idled manufacturing facilities, however, the capacity utilization at both our Decatur and Somerset facilities was approximately 62% during the year ended December 31, 2003. We can produce approximately 65 batches per month if our Decatur and Somerset facilities are all operating at normal capacity. Operating the manufacturing facilities at the reduced level has led to lower gross margins due to unabsorbed fixed manufacturing costs.

      We are in the process of completing an expansion of our Decatur manufacturing facilities to add capacity to provide lyophilization manufacturing services, a manufacturing capability we currently do not have. Subject to among other things, our ability to generate operating cash flow or to obtain new financing for future operations and capital expenditures, we anticipate the completion of the lyophilization expansion by approximately late 2005 or early 2006. To this end, we expect to use a portion of the proceeds we obtained from the recent sale of our Series B Preferred Stock to help fund validation efforts for the lyophilization facility and to fund the development of an internal ANDA lyophilized product pipeline. See “Recent Developments.” As of June 30, 2004, we had spent approximately $18,335,000 on the expansion and anticipate the need to spend approximately $2,000,000 of additional funds (excluding capitalized interest) to complete the expansion. The majority of the additional spending will be focused on validation testing of the lyophilization facility as the major capital equipment items are currently in place. Once the lyophilization facility is validated, we will proceed to produce stability batches to provide the data necessary to allow the lyophilization facility to be inspected and approved by the FDA.

      Our current combined space is considered adequate to accommodate our manufacturing needs for the foreseeable future. We currently do not need lyophilization capabilities, but such capabilities would give us the capability to manufacture additional products for our contract customers and allow us to pursue other ANDA products and to internally produce one of our currently outsourced products.

Legal Proceedings

      (1) On March 27, 2002, we received a letter from the staff of the regional office of the SEC in Denver, Colorado, informing us that it would recommend that the SEC bring an enforcement action against us and seek an order requiring us to be enjoined from engaging in certain conduct. The staff alleged that we misstated our income for fiscal years 2000 and 2001 by allegedly failing to reserve for doubtful accounts receivable and overstating our accounts receivable balance as of December 31, 2000. The staff alleged that internal control and books and records deficiencies prevented us from accurately recording, reconciling and aging our accounts receivable. We were also notified that certain of our former officers, as well as a then current employee had received similar notifications. Subsequent to the issuance of our consolidated financial statements for the year ended December 31, 2001, we determined the need to restate our financial statements for 2000 and 2001, resulting in the recording of a $7,500,000 increase to the allowance for doubtful accounts as of December 31, 2000, which we had originally recorded as of March 31, 2001.

      On September 25, 2003, we consented to the entry of an administrative cease and desist order to resolve the issues arising from the staff’s investigation and proposed enforcement action as described above. Without admitting or denying the findings set forth therein, the consent order finds that we failed to promptly and completely record and reconcile cash and credit remittances, including those from our top five customers, to invoices posted in our accounts receivable sub-ledger. According to the findings in the consent order, our problems resulted from, among other things, internal control and books and records deficiencies that prevented us from accurately recording, reconciling and aging our receivables. The consent order finds that our 2000 Form 10-K and first quarter 2001 Form 10-Q misstated our accounts receivable balance or, alternatively, failed to disclose the impairment of our accounts receivable and that our first quarter 2001 Form 10-Q inaccurately attributed the increased accounts receivable reserve to a change in estimate based on recent collection efforts, in violation of Section 13(a) of the Exchange Act and rules 12b-20, 13a-1 and 13a-13 thereunder. The consent order also finds that we failed to keep accurate books and records and failed to devise and maintain a system of adequate internal accounting controls with respect to our accounts receivable in violation of Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act. The consent order does not impose a monetary penalty against us or require any additional restatement of our financial statements. The consent order contains an additional commitment by us to do the following: (A) appoint a special committee comprised entirely of outside directors,

(B) within 30 days after entry of the order, have the special committee retain a qualified independent consultant acceptable to the staff to perform a test of our material internal controls, practices, and policies related to accounts receivable, and (C) within 180 days, have the consultant present his or her findings to the SEC for review to provide assurance that we are keeping accurate books and records and have devised and maintained a system of adequate internal accounting controls with respect to our accounts receivables. On October 27, 2003, we engaged Jefferson Wells, International to serve as consultant in this capacity. On February 6, 2004, Jefferson Wells reported its findings to the special committee, such findings being that we have made the necessary personnel changes and procedural improvements required to maintain control over the accounts receivable process and establish the necessary reserves. Jefferson Wells’ report was delivered to the SEC on February 13, 2004. On May 3, 2004, we announced that our stock began trading on the OTC Bulletin Board®.

      (2) The FDA issued a Warning Letter to us in October 2000 following a routine inspection of our Decatur facilities. An FDA Warning Letter is intended to provide notice to a company of violations of the laws administered by the FDA and to elicit voluntary corrective action. Until the violations identified in the Warning Letter are corrected, the FDA frequently will withhold approval of any marketing applications (ANDAs, NDAs) submitted by the company and will share contents of the Warning Letter with government agencies (for instance, the Veterans Administration or the Department of Defense) that may contract to purchase products from the company. Failure to take effective corrective actions can result in FDA enforcement action such as monetary fines, seizure of products, or injunction that could suspend manufacturing and compel recall of product.

      The October 2000 Warning Letter addressed several deviations from regulatory requirements identified during the inspection and requested that we take corrective actions. Since then, additional FDA inspections in 2002 and 2003 have found that certain deviations continued unresolved and have identified additional deviations. We have invested approximately $2,000,000 in improved cleaning validation and enhanced process controls and have developed a comprehensive corrective action plan. We have been in regular communications with the FDA and have provided periodic reports of our progress in making corrections. The FDA’s latest inspection of our Decatur facilities was concluded on April 7, 2004. Several deviations were identified for which we provided the FDA proposed corrective actions. The FDA has initiated no enforcement action against us or any of our products. Rather, the FDA has notified us that another “confirmatory” inspection will be made to determine whether the deviations identified have been corrected. The confirmatory inspection is anticipated to occur in the fourth quarter of 2004. The noncompliance of our Decatur facilities has prevented us from developing additional products at Decatur, some of which cannot be developed at our other facility. The inability to fully use our Decatur facilities has had a material adverse effect on our business, financial condition and results of operations.

      If the confirmatory inspection finds that corrections have been made and no significant deviations are identified, the FDA can be expected to remove the sanctions of the Warning Letter and return us to a routine inspection schedule.

      If the inspection identifies significant deviations, the FDA may initiate enforcement action including the following: (1) maintain the Warning Letter sanctions and require further corrective actions, which could include a recall of certain products; (2) seek a court-ordered injunction which may include temporary suspension of some or all operations, mandatory recall of certain products, potential monetary penalties or other sanctions; or (3) seize our products. Any of these actions could significantly impair our ability to continue to manufacture and distribute products, generate cash from our operations, and may result in a covenant violation under our senior debt. Any or all of these actions would have a material adverse effect on our liquidity and our ability to continue as a going concern.

      Unless and until we correct the FDA deviations at our Decatur facilities, it is doubtful that the FDA will approve any applications that may be submitted by us for products to be manufactured in Decatur. This has adversely impacted, and is likely to continue to adversely impact, our ability to grow sales. See “Legal Proceedings,” and “Risk Factors — Our Decatur, Illinois manufacturing facilities are the subject of an FDA Warning Letter.”

      (3) On December 19, 2002 and January 22, 2003, we received demand letters regarding claimed wrongful deaths allegedly associated with the use of Inapsine, a drug which we produced. The total amount claimed was $3,800,000. In July 2003, we agreed to a settlement with respect to one of the claims alleged by these demand letters. We do not believe that this settlement or the outcome of the second alleged claim will have a material impact on our financial position.

      (4) On August 9, 2003, Novadaq Technologies, Inc. notified us that it had requested arbitration with the International Court of Arbitration related to our dispute with Novadaq regarding the issuance of a Right of Reference to Novadaq from us for Novadaq’s NDA and Drug Master File for specified indications for our drug IC Green. In its request for arbitration, Novadaq asserted that we were obligated to provide the Right of Reference as described above pursuant to an amendment dated September 26, 2002 to the January 4, 2002 Supply Agreement between us and Novadaq. We did not believe that we were obligated to provide the Right of Reference which, if provided, would likely reduce the required amount of time for clinical trials and reduce Novadaq’s cost of developing a product for macular degeneration. We were also contemplating the possible development of a separate product for macular degeneration which, if developed, could face competition from any product developed by Novadaq. On June 4, 2004, an agreement was reached between us and Novadaq, whereby we would provide the requested Right of Reference to Novadaq in exchange for Novadaq’s repurchase of our holdings in Novadaq at a purchase price of $2,000,000 (U.S.). We received the proceeds in July 2004 and used the proceeds to reduce our outstanding debt obligations. We will report a one-time gain of approximately $1,280,000 during the third quarter of 2004.

      (5) On October 8, 2003, pursuant to the terms of the Letter Agreement dated September 26, 2002 between us and AEG, we terminated AEG as our consultant. AEG is a restructuring firm that we engaged as a condition of our lenders continuing to forbear from exercising remedies against us pursuant to our credit agreement. AEG asserted that, as consideration for its engagement as our chief restructuring officer, it was owed a fee in the amount of $686,000 plus a warrant to purchase 1,250,000 shares of our common stock at $1.00 per share. AEG further asserted that the terms of the warrant should be adjusted, pursuant to certain anti-dilution provisions, to take into account the impact of our Series A Preferred Stock issued in connection with the Exchange Transaction. We disputed that AEG was owed any fee. On January 9, 2004, AEG filed a demand for arbitration. On August 2 and 3, 2004, we and AEG participated in a mandatory and binding arbitration hearing. The arbitrator took the matter under submission and rendered his decision dated August 19, 2004, which we received on August 23, 2004. The arbitrator’s decision (1) directed us to pay to AEG the sum of $360,000 (less the previously paid retainer of $60,000), plus interest of 5% per annum from October 7, 2003 (approximately $13,479) and (2) directed us to issue the AEG Warrants to purchase 1,250,000 shares of our common stock at an exercise price of $0.75 per share. As a result of the arbitrator’s decision, we will report a one-time net gain of approximately $295,100 in the third quarter of 2004. If AEG decides to exercise all of the AEG Warrants, we will receive $937,500 at an exercise price of $0.75 per share. We determined that none of the anti-dilution provisions in our outstanding securities were triggered by the issuance of the AEG Warrants.

      (6) On February 23, 2004, we were sued in the United States District Court for the District of Arizona for damages resulting from the death of an Arabian show horse allegedly injected with the drug Sarapin in the summer of 2003. The complaint alleges that we are liable in strict products liability, in negligence and for injury to property for manufacturing and selling the Sarapin injected into the horse. The complaint alleges that the Sarapin was sold at a time when several lots of Sarapin were being recalled due to a “lack of sterility assurances.” The complaint seeks unspecified special, general and punitive damages against us in an amount in excess of $75,000. We tendered the defense of the complaint to our insurer, and the insurer has indicated that the tender will be accepted subject to a reservation of rights as to the punitive damage claim.

      (7) On March 6, 2002, we received a letter from the United States Attorney’s Office, Central District of Illinois, Springfield, Illinois, advising us that the DEA had referred a matter to that office for a possible civil legal action for alleged violations of the Comprehensive Drug Abuse Prevention Control Act of 1970 and regulations promulgated under such act. The alleged violations related to record keeping and controls surrounding the storage and distribution of controlled substances. On November 6, 2002, we entered into a civil consent decree with the DEA. Under the terms of the consent decree, we, without admitting any of the allegations in the complaint from the DEA, agreed to pay a fine of $100,000, upgrade our security system and to remain in substantial compliance with the Comprehensive Drug Abuse Prevention Control Act of 1970. If we do not remain in substantial compliance during the two-year period following the entry of the civil consent decree, we, in addition to other possible sanctions, may be held in contempt of court and ordered to pay an additional $300,000 fine.

      We are party to legal proceedings and potential claims arising in the ordinary course of our business. The amount, if any, of ultimate liability with respect to such matters cannot be determined. Despite the inherent uncertainties of litigation, we at this time do not believe that such proceedings will have a material adverse impact on our financial condition, results of operations, or cash flows.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth our selected consolidated financial information as of and for the six months ended June 30, 2004 and 2003, and as of and for the years ended December 31, 2003, 2002, 2001, 2000, and 1999.

	Six Months Ended
	June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

OPERATIONS DATA (000’s)
Revenues	$22,736	$21,622	$45,491	$51,419	$41,545	$66,221	$64,632
Gross profit	7,338	6,379	12,148	20,537	6,398	28,131	33,477
Operating income (loss)(1)	(2,084)	(2,928)	(6,276)	(3,565)	(21,074)	(1,731)	12,122
Interest and other expense(2)	(2,713)	(1,257)	(6,220)	(3,148)	(3,852)	(2,283)	(1,483)
Pretax income (loss)	(4,797)	(4,185)	(12,496)	(6,713)	(24,926)	(4,014)	10,639
Income tax provision (benefit)(3)	2	(171)	(171)	6,239	(9,780)	(1,600)	3,969
Net income (loss)	$(4,799)	$(4,014)	$(12,325)	$(12,952)	$(15,146)	$(2,414)	$6,670
Weighted average shares outstanding:
Basic	20,038	19,705	19,745	19,589	19,337	19,030	18,269
Diluted	20,038	19,705	19,745	19,589	19,337	19,030	18,573
PER SHARE DATA
Equity	$0.37	$0.38	$0.58	$0.58	$1.23	$1.85	$1.88
Net income:
Basic	(0.24)	(0.20)	(0.62)	(0.66)	(0.78)	(0.13)	0.37
Diluted	(0.24)	(0.20)	(0.62)	(0.66)	(0.78)	(0.13)	0.36
Price: High	3.60	1.55	2.35	4.00	6.44	13.63	5.56
Low	2.00	.50	0.45	0.60	1.03	3.50	3.50
BALANCE SHEET (000’s)
Current assets	$14,095	$10,869	$10,595	$13,239	$28,580	$37,522	$35,851
Net property plant & equipment	32,992	34,688	33,907	35,314	33,518	34,031	20,812
Total assets	58,799	59,844	59,415	63,538	84,546	91,917	76,098
Current liabilities including debt in default(4)	14,994	50,968	11,959	43,803	52,937	15,768	9,693
Long-term obligations, less current installments(5)	36,417	1,468	36,065	8,383	7,779	40,918	32,015
Shareholders’ equity	7,388	7,408	11,391	11,352	23,830	35,231	34,390

(1)	Operating income (loss) includes the following (in thousands): (a) long-lived asset impairment charges of (i) $1,851 in the six months ended June 30, 2004, (ii) $2,362 in 2002 and (iii) $2,132 in 2001, and (b) restructuring charges of $1,117 in 2001.

(2)	Interest and other expense includes the following (in thousands): (a) loss on Exchange Transaction of $3,102 in 2003 and (b) dividends and discount accretion related to our Series A Preferred Stock of $1,120 in the six months ended June 30, 2004 and $589 in 2003. After the July 2004 shareholder approval relating to our Series A Preferred Stock, such dividends and accretion do not impact net income (loss) but will continue to impact earnings (loss) per share.

(3)	Income tax provision (benefit) includes (in thousands) a $9,216 charge in 2002 to establish a full valuation allowance against our net deferred income tax assets. Such net assets continued to be fully offset by a valuation allowance.

(4)	Current liabilities include (in thousands) $35,870, $35,565 and $44,800 of debt in default as of June 30, 2003, December 31, 2002 and 2001, respectively. That debt was refinanced in 2003 as part of the Exchange Transaction.

(5)	Long-term obligations include (in thousands) $22,181 and $21,132 of Series A Preferred Stock as of June 30, 2004 and December 31, 2003, respectively. Pursuant to the July 2004 shareholder approval relating to our Series A Preferred Stock, these securities were reclassified into shareholders’ equity, subsequent to June 30, 2004.

MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes beginning at page F-1. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risks Factors,” “Description of Business” and elsewhere in this prospectus. See “Forward-Looking Statements and Factors Affecting Future Results.”

Results of Operations

      Our losses from operations in recent years and working capital deficiencies, together with the need to successfully resolve our ongoing compliance matters with the FDA, have raised substantial doubt about our ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

      On October 7, 2003, a significant threat to our ability to continue as a going concern was resolved when we consummated a transaction with a group of investors that resulted in the extinguishment of our then outstanding senior bank debt in the amount of approximately $37,731,000 in exchange for shares of our Series A Preferred Stock, Series A Warrants, the 2003 Subordinated Notes in the aggregate amount of $2,767,139 and the related Note Warrants and a new credit facility under which approximately $7,000,000 was outstanding as of the date of the transaction and $5,473,862 of which was paid to the investors in the transaction. See “— Financial Condition and Liquidity.” We used a portion of the proceeds to us from the recent sale of our Series B Preferred Stock to pay off our New Credit Facility. See “Recent Developments.”

      Although we have refinanced our debt on a long-term basis as described above, we continue to be subject to financial covenants under the new debt and ongoing FDA compliance matters that could have a material adverse effect on us. See Note N — “Commitments and Contingencies” to our annual financial statements beginning at page F-1 for further description of these matters. We are working with the FDA to favorably resolve such compliance matters and have submitted to the FDA and continue to implement a plan for comprehensive corrective actions at our Decatur facilities. The FDA has advised us that a “confirmatory” inspection will be made to verify our corrective actions. Unless and until we correct the FDA deviations at our Decatur facilities, it is doubtful the FDA will approve any applications that may be submitted by us for products to be manufactured in Decatur. The confirmatory inspection is anticipated to occur in the fourth quarter of 2004. Our management believes that we will successfully resolve these compliance matters with the FDA. However, there can be no guarantee that the FDA matters will be successfully resolved.

      We have added key management personnel, including the hiring of a new chief financial officer in June 2004 and a vice president of quality and regulations compliance in September 2004 along with additional personnel in critical areas. Management has reduced our cost structure, improved our processes and systems, and implemented strict controls over capital spending. Management believes these activities will improve our results of operations, cash flow from operations and our future prospects.

      As a result of all of the factors cited in the preceding paragraphs, management believes that we should be able to sustain our operations and continue as a going concern. However, the ultimate outcome of this uncertainty cannot be presently determined and, accordingly, there remains substantial doubt as to whether we will be able to continue as a going concern.

      Our revenues are derived from sales of diagnostic and therapeutic pharmaceuticals by our ophthalmic segment, from sales of diagnostic and therapeutic pharmaceuticals by our injectable segment, and from contract services revenue.

      The following table sets forth the percentage relationships that certain items from our Consolidated Statements of Operations bear to revenues for the six months ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001.

	Six Months
	Ended		Years Ended
	June 30,		December 31,

	2004	2003	2003	2002	2001

Revenues
Ophthalmic	61%	52%	57%	58%	41%
Injectable	19	34	27	25	23
Contract Services	20	14	16	17	36

Total revenues	100	100	100	100	100
Gross profit/(loss)
Ophthalmic	28%	15%	18%	27%	(2)%
Injectable	3	16	9	12	7
Contract Services	1	(1)	0	1	10

Total gross profit	32	30	27	40	15
Selling, general and administrative expenses	27	36	35	40	56
Amortization and write downs of intangibles	11	3	3	3	4
Research and development expenses	3	4	3	4	6

Operating loss	(9)	(13)	(14)	(7)	(51)
Net loss	(21)	(19)	(27)	(25)	(36)

Comparison of Six Month Periods Ended June 30, 2004 and 2003

      Consolidated revenues increased 5.2% for the six months ended June 30, 2004 compared to the same period in 2003.

      Ophthalmic segment revenues increased 22.7%, primarily due to the strong sales in our diagnostic and therapeutic segments, as well as to a timing issue in the first quarter of 2003. Customer purchases of angiography and ointment products in the fourth quarter of 2002, resulted in surplus customer inventory during the first half of 2003, resulting in lower sales that half. Injectable segment revenues decreased 42.2% year-to-date due to lower volumes of rheumatology and anesthesia products resulting from the release of significant rheumatology and antidote product backorders in the 2003 period. Injectable segment revenues for the first six months of 2004 are at a consistent rate, which we believe will continue for the remainder of 2004. Contract services revenues increased by 58.3% reflecting a moderate recovery towards pre-2001 revenue levels which have not been experienced since, due, we believe mainly to customer concerns about the status of the ongoing FDA compliance matters at our Decatur facilities, as well as the temporary closure for aseptic processing of a production room at these facilities in 2003.

      We anticipate that revenues from all of our product segments are not likely to substantially grow unless and until the issues surrounding the FDA review of our Decatur facilities are favorably resolved. The FDA compliance matters are not anticipated to be resolved prior to the end of the fourth quarter of 2004; however, no assurance can be made that these matters will be resolved by such time, or ever. The production of Fluress and Flouracaine, two of our opthalmic products, were suspended in April 2003 pending development of a new container closure system for those products. We have begun production of Fluress and re-started distribution September 2004. Production and distribution of Flouracaine is expected to commence in the fourth quarter of 2004.

      Year-to-date consolidated gross margin was 32.3% for 2004, compared with a gross margin of 29.5% in the same period a year ago. The increase in sales volume and margins across our ophthalmic and contract services segments and certain reserve reductions more than offset the decrease in the higher margin antidote and rheumatology product sales.

      Selling, general and administrative, or “SG&A,” expenses decreased 20.9%, to $6,150,000 from $7,773,000, for the year-to-date period ended June 30, 2004 as compared to the same period in 2003. The key components of this decrease were due mainly to the elimination of legal and consulting costs associated with the restructuring of our senior debt in 2003.

      Amortization and write-down of intangibles year-to-date through June 30, 2004 increased 266.4%, to $2,560,000 from $699,000 in the same period in 2003. The 2004 year-to-date results include impairment charges totaling approximately $1,851,000 related to licenses for products, which we recognize, after a thorough product review of historical and projected earnings, may not be sellable at amounts and prices that would support the related intangible asset.

      Research and development, or “R&D,” expenses decreased 14.7%, to $712,000 from $835,000, from the year-to-date period ended June 30, 2004 as compared to the same period in 2003 due to scaled back activities from historical levels pending resolution of the FDA Warning Letter.

      Interest and other expense for the six month period ending June 30, 2004 increased 115.8% in 2004, to $2,713,000 from $1,257,000 for the same period in 2003. The majority of this increase is due to Series A Preferred Stock dividends and discount accretion totaling $563,000 in the 2004 period, which had been charged to interest expense pending an amendment to our articles of incorporation to increase the authorized number of common stock shares to 150,000,000, a number sufficient to allow for the conversion of our Series A Preferred Stock and exercise of related Series A Warrants. This approval was received at our annual meeting held on July 8th, 2004. As a result, future dividends and accretion on our Series A Preferred Stock will be recorded as an adjustment to equity. Our Series A Preferred Stock was issued in October 2003. Additionally, the 2004 period also had increased debt discount amortization related to the 2003 Subordinated Notes.

      For the six months ending June 30, 2004, we recorded state taxes payable of $2,000 in 2004 versus a net tax benefit of $171,000 relating to anticipated state income tax refunds for the same period in 2003.

      We reported a net loss of $4,799,000 or $0.24 per weighted average share for the six months ended June 30, 2004, versus a $4,014,000 net loss or $0.20 per weighted average share for the same period in 2003. The increase in net loss was due primarily to the increase in interest expense and write off of intangible assets somewhat offset by the increase in revenues driven by product volume which favorably impacted gross margins, and lower SG&A expenditures.

Comparison of Twelve Months Ended December 31, 2003 and 2002

      Consolidated revenues decreased 11.5% for the year ended December 31, 2003 compared to the prior year. Ophthalmic segment revenues decreased 11.9%, or $3,523,000, partially due to the temporary suspension throughout 2003 of production of Fluress and Flouracaine due to leaking containers, as well as increased customer purchases of angiography and ointment products in the fourth quarter of 2002, which resulted in surplus customer inventory and lower sales during the first half of 2003. Injectable segment revenues decreased 6.3%, or $822,000 for 2003, reflecting the lower volumes of anesthesia and antidote products partially offset by sales of our newly introduced product, Lidocaine Jelly. Contract services revenues decreased by 17.9%, or $1,583,000, for 2003, due mainly to customer concerns about the status of the ongoing FDA compliance matters at our Decatur facilities, as well as the temporary closure of an aseptic production room at that same facility in 2003.

      The chargeback and rebate expense for the year ended December 31, 2003 declined to $12,836,000 from $15,418,000 in 2002, due to a general decrease in volume and the increase in the product sales mix of lower chargeback and rebate percentage items.

      The 2003 consolidated gross margin of $12,148,000 was 26.7% for 2003 as compared to a gross margin of $20,537,000, or 39.9% for 2002. The gross profit by each of our segments also decreased due to the decrease in volume across all revenue categories as well as increased costs and reduced capacity associated with the resolution of our current FDA compliance matters.

      SG&A expenses decreased 18.1%, to $15,544,000 from $18,988,000, for the year ended December 31, 2003 as compared to the same period in 2002. Included in 2002 results was a $545,000 asset impairment charge related to the abandonment of construction-in-progress projects. Excluding this charge, SG&A decreased by 15.7% mainly due to lower personnel and marketing costs. Also included in SG&A, the provision, net of recoveries, for bad debts was a $471,000 net recovery in 2003, as actual recoveries and reduced reserve requirements exceeded write-offs and newly identified collectibility concerns. The bad debt expense net of recoveries for 2002 was a net $55,000 recovery.

      Amortization and write down of intangibles for 2003 decreased 56.2% to $1,415,000 from $3,228,000 in 2002. The results for 2002 include impairment charges of $1,559,500 related to the Johns Hopkins patent settlement and $257,000 related to licenses for products, which we recognized, after a thorough product review of historical and projected earnings, may not be sellable at amounts and prices that would support the related intangible asset.

      R&D expense decreased 22.3% in 2003, to $1,465,000 from $1,886,000 for the year ended December 31, 2002, due to refocusing resources away from R&D activities to resolve issues related to FDA compliance.

      Interest and other expense for 2003 was $6,220,000, a 97.6%, or $3,072,000 increase compared to the prior year, reflecting a $3,102,000 loss on the Exchange Transaction disclosed in Note G of the financial statements offset by lower interest rates and a lower debt balance as a result of the Exchange Transaction.

      We recorded a valuation allowance of $4,816,000 for the year ended December 31, 2003, which offset the deferred income tax asset recorded in that period. The net income tax benefit of $171,000 for the year relates to state tax refunds. The net income tax provision of $6,239,000 for the same period in 2002 includes a $9,216,000 deferred income tax valuation allowance established against deferred income tax assets recorded in 2002 and in prior periods.

      We reported a net loss of $12,325,000 or $0.62 per weighted average share for the year ended December 31, 2003, versus $12,952,000 or $0.66 per weighted average share for the prior year. The decrease in net loss was due primarily to the impact of the deferred income tax valuation allowance established in 2002 against previously recorded income tax assets, as well as reduced SG&A, R&D and interest expenses offset by lower sales, gross profit and the loss on the Exchange Transaction in 2003.

Comparison of Twelve Months Ended December 31, 2002 and 2001.

      Consolidated revenues increased 23.8% for the year ended December 31, 2002 compared to the prior year. Results for 2002 exclude shipments made at or near the end of the year for which shipping terms are FOB destination and, accordingly, revenue is not recognized until delivery occurs. The revenue related to these shipments recognized in the first quarter of 2003 was $601,000. Prior year revenues reflect virtually all shipments to customers during the applicable year as virtually all sales terms were FOB shipping point.

      Ophthalmic segment revenues increased 74.7%, or $12,643,000, primarily reflecting lower charges related to chargebacks and returns in 2002 as compared to 2001, and, to a lesser extent, increased angiography and ointment product sales. The 2002 sales mix reflects our shift in sales and marketing efforts within our ophthalmic segment to those key product lines that generate higher margins. Injectable segment revenues increased 34.3%, or $3,314,000, for the year ended December 31, 2002, compared to the same period in 2001, primarily due to the lower level of chargebacks and returns and a 52% increase in anesthesia and antidote product sales in 2002. Contract services revenues decreased 40.7%, or $6,083,000, for the year ended December 31, 2002, compared to the same period in 2001, due mainly to customer concerns about the status of the ongoing FDA issues at our Decatur facilities.

      Consolidated gross margin of $20,537,000 for the year ended December 31, 2002 was an increase of 39.9% from $6,398,000, or 15.4% from the prior year, due primarily to the aforementioned increase in revenues in 2002 as compared to 2001, as well as a sizable increase in the reserve for slow-moving, unsaleable and obsolete inventory items recorded in 2001 that was not repeated in 2002. Improvements in gross margin also resulted from our continued focus on shifting the product mix to higher gross margin products in the angiography, antidote and ointment product lines.

      SG&A expenses decreased 18.6% from $22,515,000 in 2001 to $18,988,000 in 2002 due to a higher 2001 net provision for bad debts and a 2001 restructuring charge of $1,117,000 consisting primarily of severance and lease costs. These 2001 costs were somewhat offset by a $545,000 asset impairment charge in 2002 related to abandoned construction projects and higher legal and marketing expenditures in 2002. The net bad debt provision in 2001 was $4,480,000 versus a net recovery in 2002 of $55,000 resulting from our increased efforts during 2002 to collect past due receivables.

      Amortization and write-down of intangibles in 2002 increased 31.3% to $3,228,000 from $2,459,000 in 2001. The 2002 results include impairment charges of $1,559,500 related to the Johns Hopkins patent settlement and $257,000 related to licenses for products, which we recognized, after a thorough product review of historical and projected earnings, may not be sellable at amounts and prices that would support the related intangible asset. The 2001 results include similar intangible asset impairment charges of $965,000.

      R&D expense decreased 27.4% for the year reflecting our scaled back research activities to preserve capital and to focus on strategic product niches such as controlled substances and ophthalmic products which we believe will add greater value. The lower level of R&D in 2002 also reflects our refocusing of resources away from R&D to resolve issues regarding FDA compliance.

      Interest expense of $3,150,000 was 16.4% lower than the $3,768,000 recorded in 2001, due to a lower debt balance and lower interest rates in 2002.

      An income tax provision of $6,239,000 was recorded for 2002, compared to an income tax benefit of $9,780,000 recorded in 2001. The 2002 income tax provision primarily relates to the valuation allowance of $9,216,000 recorded during 2002. In performing our analysis of whether a valuation allowance to reduce the deferred income tax asset was necessary, we considered both negative and positive evidence, which could be objectively verified. Based upon this analysis, the negative evidence, primarily the three consecutive years of operating losses, outweighed the positive evidence in determining the amount of the deferred income tax assets that is more likely than not to be realized. Based upon our analysis, we established a valuation allowance to reduce our net deferred income tax assets to zero.

      Net loss for 2002 was $12,952,000, or $0.66 per share, compared to a net loss of $15,146,000, or $0.78 per share, for the prior year. The improvement in revenue and gross profit was offset by the increase in the provision for income taxes reflecting the reduction of deferred income tax assets to zero.

Financial Condition and Liquidity

Overview

      As of June 30, 2004, we had a net working capital deficiency of $899,000 versus a deficit of $1,364,000 at December 31, 2003, and a deficit of $30,564,000 at December 31, 2002. The large 2002 deficit was due to the current classification of our now-retired debt.

      During the six-month period ended June 30, 2004, we used $1,201,000 in cash from operations, primarily due to increases in accounts receivables and inventories, offset in part by an increase in accounts payable. Investing activities during the six month period ended June 30, 2004 included $501,000 of capital expenditures primarily related to the lyophilized pharmaceuticals manufacturing line expansion. We expect to spend no more than $1,000,000 in capital expenditures in the second half of 2004. Financing activities added $1,484,000 in cash during the six month period ended June 30, 2004 primarily through the increase of our revolving credit line.

      During the six month period ended June 30, 2003, we had $612,000 in cash provided from operations, primarily due to a decrease in accounts receivables and inventories as well as an increase in accounts payable. Investing activities during the same period included $903,000 of capital expenditures primarily related to the lyophilized pharmaceuticals manufacturing line expansion. Financing activities used $73,000 in cash during the six month period ended June 30, 2003.

      During the year ended December 31, 2003, we used $1,932,000 in cash from operations, as the net loss for the year was partially offset by reductions in inventory. Investing activities, which included the purchase of equipment, required $1,743,000 in cash and included $1,504,000 related to the lyophilized pharmaceuticals manufacturing line expansion. Financing activities provided $3,529,000 in cash primarily for borrowings on our line of credit. The balance on our line of credit with our primary lender was $1,500,000 at December 31, 2003.

      On October 7, 2003, we entered into the Exchange Transaction, pursuant to which a group of investors purchased all of our then outstanding senior bank debt from The Northern Trust Company, a balance of $37,731,000, at a discount and exchanged such debt with us for (1) 257,172 shares of our Series A Preferred Stock, (2) our subordinated 2003 Subordinated Notes in the aggregate principal amount of approximately $2,767,000, (3) Series A Warrants to purchase an aggregate of 8,572,400 shares of our common stock with an exercise price of $1.00 per share, and (4) $5,473,862 in cash from the proceeds of the term loans under the New Credit Facility described in the following paragraph. We issued the 2003 Subordinated Notes and cash to (a) the Kapoor Trust, the sole trustee and sole beneficiary of which is Dr. Kapoor, the chairman of our board of directors and the holder of a significant position in our stock, (b) Mr. Arjun C. Waney, a director and the holder of a significant position in our stock, and (c) Argent Fund Management Ltd., for which Mr. Waney serves as chairman and managing director and 52% of which is owned by Mr. Waney. We also issued to the holders of the 2003 Subordinated Notes, our Notes Warrants to purchase an aggregate of 276,714 shares of common stock with an exercise price of $1.10 per share. We paid a portion of the legal fees of the investors.

      Simultaneously with the consummation of the Exchange Transaction, we entered into the New Credit Facility with LaSalle Bank which provided us with $7,000,000 in term loans and a revolving line of credit of up to $5,000,000 to provide for working capital needs, secured by substantially all of our assets. Our obligations under the New Credit Facility were guaranteed by Dr. Kapoor and the Kapoor Trust, and irrevocable standby letters of credit were posted by Dr. Kapoor and Mr. Waney. In exchange for the guaranty and the irrevocable standby letters of credit, we issued Guaranty Warrants to purchase 880,000 and 80,000 shares of common stock to the Kapoor Trust and Mr. Waney, respectively, at an exercise price of $1.10 per share, and agreed to issue to each of them, on each anniversary of the date of the consummation of the Exchange Transaction, warrants to purchase an additional number of shares of common stock. On August 26, 2004, in connection with the pay off of our outstanding debt under the New Credit Facility, we and LaSalle Bank amended the New Credit Facility to release the Dr. Kapoor and the Kapoor Trust guaranty effective as of such date provided that if prior to November 24, 2004 there is then pending a petition in bankruptcy court against us or our subsidiary and there is then existing a claim that all or any portion of the payoff amount is a fraudulent transfer or a preferential payment, or should otherwise be set aside, then the guaranty shall be reinstated. See, “— New Credit Facility.” In addition, on August 27, 2004, LaSalle Bank cancelled each of the irrevocable standby letters of credit posted by Dr. Kapoor and Mr. Waney. As a result of the release of the guaranty and the cancellation of the irrevocable standby letters of credit, none of the guarantors are entitled to additional warrants.

      The primary impact of the Exchange Transaction and New Credit Facility on our liquidity and capital resources was as follows:

•	The then-existing default on our senior bank debt with Northern Trust was eliminated, as the associated debt was retired;

•	The then-existing defaults on our subordinated loans from NeoPharm, Inc. and the Kapoor Trust were waived;

•	The total amount of our senior bank debt was reduced from $37,731,000 as of September 30, 2003 to $7,000,000 as of the closing of those transactions;

•	The interest rate on our senior bank debt was reduced from prime plus 3.0% to prime plus 1.75% for the new term loans and prime plus 1.50% for the new revolving line of credit;

•	We obtained a revolving line of credit of up to $5,000,000 and an additional $1,000,000 pursuant to one of the term loans under the New Credit Facility to meet working capital needs and fund future operations;

•	We issued additional subordinated debt with an aggregate principal amount of approximately $2,767,000, which accrues interest at a rate of prime plus 1.75% per annum;

•	We issued our Series A Preferred Stock with an aggregate initial stated value of $25,717,200, which accrues dividends at a rate of 6.0% per annum; and

•	The investors whom acquired our Series A Preferred Stock and Series A Warrant, as of the closing, had the right to acquire approximately 44,000,000 shares of our common stock, or more than 220% of the outstanding shares of common stock prior to the closing.

      As of June 30, 2004, we had approximately $1,373,000 of undrawn availability under the New Credit Facility with LaSalle Bank. By August 31, 2004, primarily as a result of the Series B Preferred Stock private placement, described more fully in the following paragraphs, and the use of a portion of the related net proceeds to pay off debt, our undrawn availability was $5,000,000.

      On August 23, 2004, we completed a private placement to certain investors of 141,000 shares of our Series B Preferred Stock at a price of $100.00 per share, convertible into our common stock at a price of $2.70 per share, along with Series B Warrants to purchase 1,566,667 additional shares of our common stock exercisable until August 23, 2009, with an exercise price of $3.50 per share. The net proceeds to us after payment of investment banker fees and expenses to Leerink Swann & Company and other transaction costs of approximately $1,056,000, were approximately $13,044,000. A portion of the net proceeds to us was used to pay off our outstanding debt under the New Credit Facility and the remaining portion will be used for working capital and general corporate purposes.

      The shares of common stock issuable upon conversion of the Series B Preferred Stock and exercise of the Series B Warrants are subject to certain registration rights as set forth in the subscription agreements with the holders of the Series B Preferred Stock and Series B Warrants. Under the subscription agreements, we agreed to file a registration statement on Form S-1 with the SEC by September 22, 2004, for purposes of registering the shares of common stock issuable upon conversion of Series B Preferred Stock and exercise of the Series B Warrants (collectively, the “Registrable Securities”). This prospectus is part of the registration statement that has been filed to register the Registrable Securities pursuant to the requirements of the subscription agreements. We agreed to maintain the effectiveness of the registration statement until the earlier of: (1) the holders of Registrable Securities having completed the distribution of the Registrable Securities described in the registration statement, or (2) with respect to any holder of Registrable Securities, the “Registration Period,” which is defined as such time as all Registrable Securities then held by any holder may be sold in compliance with Rule 144 under the Securities Act, within any three-month period.

      If the registration statement is not declared effective within 120 days from August 23, 2004 (or if the SEC issues any stop order(s) suspending the effectiveness of the registration statement for a period of more than 60 days during such 120 day period), we will pay to each holder the 1.0% Penalty, which is an amount equal to 1.0% of the purchase price for the shares of Series B Preferred Stock purchased by such holder for every 30 days during which the registration statement is not effective, until the earlier to occur of (1) the registration statement becomes effective, (2) the end of the Registration Period, or (3) the exercise by the holder of the Put Option. If the registration statement is not declared effective within 270 days from August 23, 2004, under the Put Option, each holder will have the right, for a period of

60 days following the end of such 270 day period, to compel us to purchase its shares of Series B Preferred Stock for cash in an amount equal to $115 per share.

      The right to receive payments in cash pursuant to either the 1.0% Penalty or the Put Option is subordinate to our obligations under the New Credit Facility. In place of any cash payment otherwise due to a holder of Series B Preferred Stock pursuant to the 1.0% Penalty, we may, in our discretion, pay such holder the number of fully paid, validly issued and non-assessable shares of common stock equal to the number obtained by dividing the amount of (1) the cash payment due by (2) the closing price of our common stock, or the average of the reported closing bid and asked prices of such common stock as determined under the subscription agreement, on the date immediately preceding the date such cash payment is otherwise due.

      We believe that our remaining line of credit, funds retained from the issuance of our Series B Preferred Stock and cash flow from operations will be sufficient to operate our business for the next twelve months. However, we may have to explore opportunities to raise additional capital to fund future growth opportunities. Such additional financing may not be available when needed or on terms favorable to us and our shareholders. Any such additional financing, if obtained, will likely require the granting of rights, preferences or privileges senior to those of our common stock and result in additional dilution of the existing ownership interests of our shareholders.

Debt and Equity Financing

New Credit Facility

      As described above, we entered into the New Credit Facility with LaSalle Bank in October 2003. The New Credit Facility consisted of a $5,500,000 term loan and a $1,500,000 term loan, as well as a revolving line of credit of up to $5,000,000 secured by substantially all of our assets. The New Credit Facility matures on October 7, 2005. Each of the term loans bore interest at prime plus 1.75% and required principal payments of $195,000 per month commencing October 31, 2003. Each of the term loans was fully paid off in conjunction with the issuance of our Series B Preferred Stock in August 2004. The revolving line of credit bears interest at prime plus 1.50%.

      Availability under the revolving line of credit is determined by the sum of (1) 80% of eligible accounts receivable, (2) 30% of raw material, finished goods and component inventory excluding packaging items, not to exceed $2,500,000, and (3) the difference between 90% of the forced liquidation value of machinery and equipment ($4,092,000) and the sum of $1,750,000 and the outstanding balance under the $1,500,000 term loan. The New Credit Facility contains certain restrictive covenants including but not limited to certain financial covenants such as minimum EBITDA levels, Fixed Charge Coverage Ratios, Senior Debt to EBITDA ratios and Total Debt to EBITDA ratios. If we are not in compliance with the covenants of the New Credit Facility, LaSalle Bank has the right to declare an event of default and all of the outstanding balances owed under the New Credit Facility would become immediately due and payable.

      We negotiated an amendment to the New Credit Facility effective December 31, 2003, that clarified certain covenant computations and waived certain technical violations. The New Credit Facility also contains subjective covenants providing that we would be in default if, in the judgment of the lenders, there is a material adverse change in our financial condition. Because the New Credit Facility also requires us to maintain our deposit accounts with LaSalle Bank, the existence of these subjective covenants, pursuant to EITF Abstract No. 95-22, require that we classify outstanding borrowings under the revolving line of credit as a current liability.

      On August 13, 2004, we entered into the First Amendment to the New Credit Facility (the “First Amendment”). Among other things, the First Amendment amended certain of our financial covenants and LaSalle Bank agreed to waive certain events of default arising out of our noncompliance with certain of our obligations. Certain financial conditions in the Kapoor Trust guaranty were also amended as a result of the First Amendment.

      On August 26, 2004, we entered into the Second Amendment to the New Credit Facility (the “Second Amendment”), which released the Kapoor Trust guaranty and eliminated certain event of default provisions that were related to the Kapoor Trust guaranty. In addition, on August 27, 2004, LaSalle Bank cancelled each of the irrevocable standby letters of credit posted by Dr. Kapoor and Mr. Waney.

Subordinated Debt

      In 2001, we entered into a Convertible Bridge Loan and Warrant Agreement with the Kapoor Trust (the “Convertible Note Agreement”), which was subsequently amended in connection with the loan we obtained from NeoPharm, Inc. described below. Under the terms of the Convertible Note Agreement, the Kapoor Trust agreed to provide us two separate promissory notes in the amounts of $3,000,000, the Tranche A Note, which was received on July 13, 2001, and $2,000,000, the Tranche B Note, which was received on August 16, 2001. Each of the Tranche A Note and Tranche B Note, which are subordinate to the New Credit Facility, bear interest at prime plus 3% and are due December 20, 2006. Interest payments are currently prohibited under the terms of a subordination arrangement with LaSalle Bank. The Tranche A Note and Tranche B Note allow for conversion of the debt plus interest into shares of our common stock at a price of $2.28 and $1.80 per share of common stock, respectively. As part of the consideration provided to the Kapoor Trust for the loans, we issued the Kapoor Trust the Tranche A Warrant to purchase 1,000,000 shares of our common stock at an exercise price of $2.85 per share, and the Tranche B Warrant to purchase 667,000 shares of our common stock at a exercise price of $2.25 per share, each of which are exercisable at any time on or before December 20, 2006.

      In December 2001, we entered into a $3,250,000 five-year loan with NeoPharm, Inc. (“NeoPharm”) to fund our efforts to complete our lyophilization facility located in Decatur (the “NeoPharm Note”). The NeoPharm Note was executed in conjunction with a Processing Agreement that provides NeoPharm with the option of securing at least 15% of the capacity of our lyophilization facility each year. Dr. Kapoor, the chairman of our board of directors, was also chairman of the board of directors of NeoPharm and holds a substantial stock position in NeoPharm, as well as in our stock. In September 30, 2003, we defaulted under the NeoPharm Note as a result of our failure to remove all FDA Warning Letter sanctions related to our Decatur facilities by June 30, 2003. We also defaulted under the Convertible Note Agreement as a result of a cross-default to the NeoPharm Note.

      In connection with the Exchange Transaction, the Kapoor Trust and NeoPharm waived all existing defaults under their respective agreements and entered into amended agreements dated October 7, 2003. As a result of these amendments, interest on the NeoPharm Note accrues at 1.75% above LaSalle Bank’s prime rate. Interest payments on each of Tranche A Note, Tranche B Note and the NeoPharm Note are currently prohibited under the terms of a subordination arrangement with LaSalle Bank. The amended NeoPharm Note also requires us to make quarterly payments of $150,000 beginning on the last day of the calendar quarter during which all indebtedness under the New Credit Facility has been paid. All remaining amounts owed under the amended NeoPharm Note are payable at maturity on December 20, 2006. The amendment we entered into with Kapoor Trust did not change the interest rate or the maturity date of either the Tranche A Note or the Tranche B Note.

      As part of the Exchange Transaction, we issued the 2003 Subordinated Notes to the Kapoor Trust, Mr. Waney and Argent Fund Management, Ltd. The 2003 Subordinated Notes mature on April 7, 2006 and bear interest at prime plus 1.75%, but interest payments are currently prohibited under the terms of subordination arrangements with LaSalle Bank. The 2003 Subordinated Notes are subordinate to the New Credit Facility and the Amended NeoPharm Note but senior to the Tranche A Note and Tranche B Note. We also issued to the holders of the 2003 Subordinated Notes, the Note Warrants to purchase an aggregate of 276,714 shares of our common stock with an exercise price of $1.10 per share.

     Other Indebtedness

      In June 1998, we entered into a $3,000,000 mortgage agreement with Standard Mortgage Investors, LLC, of which there were outstanding borrowings of $1,468,000 at June 30, 2004. The principal balance is payable over 10 years, with the final payment due in June 2007. The mortgage note bears an interest rate of 7.375% and is secured by the real property located in Decatur, Illinois.

     Series A Preferred Stock and Series A Warrants

      The Series A Preferred Stock accrues dividends at a rate of 6.0% per annum, which rate is fully cumulative, accrues daily and compounds quarterly. While the dividends could be paid in cash at our option, such dividends are currently being deferred. Such dividends were $368,600 through December 31, 2003, and $797,300 for the six months ended June 30, 2004. All shares of Series A Preferred Stock have liquidation rights in preference over junior securities, including our common stock, and have certain anti-dilution protections. The Series A Preferred Stock and unpaid dividends are convertible at any time into a number of shares of common stock equal to the quotient obtained by dividing (x) $100 per share plus any accrued and unpaid dividends on that share by (y) $0.75, as such numbers may be adjusted from time to time pursuant to the terms of our articles of incorporation, as amended. All shares of our Series A Preferred Stock shall convert to shares of our common stock on the earlier to occur of (i) October 8, 2006 and (ii) the date on which the closing price per share of our common stock for at least 20 consecutive trading days immediately preceding such date exceeds $4.00 per share. Until our shareholders approved the increase in our authorized shares of our common stock at our 2004 annual meeting of shareholders, our Series A Preferred Stock was also redeemable in October 2011.

      The initially recorded amount of the Series A Preferred Stock was $5,174,000 below its stated value of $100 per share. Until July 2004, when our shareholders approved the increase in our authorized shares of our common stock, we had been accreting this difference over the time period from issuance to the mandatory redemption date in October 2011.

      Pursuant to FASB No. 150 — “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” as amended, the Series A Preferred Stock was originally reflected as a liability because of its mandatory redemption feature. That characterization remained as of June 30, 2004. As such, accretion as described above and dividends have been reflected as interest expense in the statement of operations through July 2004. As a result of the shareholders’ approval of the increase to our authorized shares of common stock, the July 2004 carrying value of the Series A Preferred Stock was reclassified into shareholders’ equity and future accretion and dividends will be reflected as adjustments to accumulated deficit and will also impact income (loss) available to common shareholders. Additionally, and in accordance with EITF Abstract No. 00-27, we also recorded in July 2004, the value of the conversion option imbedded at issuance in each share of Series A Preferred Stock, subject to limitations described in the EITF. That value, approximately $22,040,000, reduced the carrying value of the Series A Preferred Stock to near $141,000 with the offsetting increase to our common stock. The carrying value of the Series A Preferred Stock was then adjusted to its full aggregated stated value, plus unpaid dividends (approximately $26,410,000), with a charge directly to accumulated deficit. That charge will not impact net earnings for the third quarter of 2004, but will substantially reduce earnings available to common shareholders and earnings per share for that period.

      The Series A Warrants issued in connection with the Exchange Transaction are exercisable at any time on or before October 7, 2006. The Series A Warrants outstanding as of August 31, 2004 are exercisable in the aggregate for 8,155,733 shares of common stock at an exercise price of $1.00 per share. Assuming all of the Series A Warrants are exercised with cash at the current exercise price, we would receive $8,155,733 upon such exercise. The exercise price of the Series A Warrants is adjustable from time to time pursuant to the anti-dilution provisions. During the second quarter of 2004, as permitted under the provisions of the Series A Warrants, 416,667 warrants were exercised on a cashless basis for 297,619 shares of common stock.

     Series B Preferred Stock and Series B Warrants

      On August 23, 2004, we completed a private placement of 141,000 shares of our Series B Preferred Stock at a price of $100.00 per share, convertible into common stock at a price of $2.70 per share, along with Series B Warrants to purchase 1,566,667 additional shares of common stock exercisable on or before August 23, 2009, with an exercise price of $3.50 per share. Assuming all of the Series B Warrants are exercised with cash at the current exercise price, we would receive $5,483,335 upon such exercise. The conversion price of the Series B Preferred Stock is adjustable from time to time pursuant to the anti-dilution provisions. The exercise price per share of our common stock of the Series B Warrants is adjustable from time to time pursuant to the anti-dilution provisions set forth in the applicable warrant agreement. The net proceeds to us from the private placement were approximately $13,044,000. A portion of the net proceeds was used to pay off our outstanding debt under the New Credit Facility and the remaining portion will be used for working capital and general corporate purposes.

     AEG Warrants

      On August 31, 2004, we issued the AEG Warrants to AEG, which are exercisable for 1,250,000 shares of our common stock. The AEG Warrants have an exercise price of $0.75 per share of our common stock and are exercisable at any time on or before August 31, 2008, after which time they expire. Assuming all of the AEG Warrants are exercised with cash at the current exercise price, we would receive $937,500 upon such exercise. The exercise price of the AEG Warrants is adjustable from time to time pursuant to applicable anti-dilution provisions.

     Guaranty Warrants

      Simultaneously with the consummation of the Exchange Transaction, we entered into the New Credit Facility with LaSalle Bank which provided us with $7,000,000 in term loans and a revolving line of credit of up to $5,000,000 to provide for working capital needs, secured by substantially all of our assets. Our obligations under the New Credit Facility were guaranteed by Dr. Kapoor and the Kapoor Trust, and Mr. Waney. In exchange for each guaranty, we issued Guaranty Warrants to purchase 880,000 and 80,000 shares of common stock to the Kapoor Trust and Mr. Waney, respectively, at an exercise price of $1.10 per share. Assuming all of the Guaranty Warrants are exercised with cash at the current exercise price, we would receive $1,056,000 upon such exercise. The exercise price of the Guaranty Warrants is adjustable from time to time pursuant to applicable anti-dilution provisions.

     Other Matters

     FDA Compliance Matters

      We continue to be subject to potential claims by the FDA. We have submitted to the FDA and have implemented a plan for comprehensive corrective actions at our Decatur facilities and are seeking to resolve our ongoing compliance matters. However, an unfavorable outcome may have a material impact on our operations and our financial condition, results of operations and/or cash flows and may constitute a covenant violation under the New Credit Facility, any or all of which could have a material adverse effect on our liquidity and ability to continue as a going concern.

     Facility Expansion

      We are in the process of completing an expansion of our Decatur facilities to add capacity to provide lyophilization manufacturing services. We do not presently possess this manufacturing capability. Subject to our ability to generate sufficient operating cash flow or to obtain new financing for future operations and capital expenditures, we anticipate the completion of the lyophilization expansion by approximately late 2005 or early 2006. As of June 30, 2004, we had spent approximately $18,335,000 on the expansion and anticipate the need to spend approximately $2,000,000 of additional funds (excluding capitalized interest) to complete the expansion. The majority of the additional spending will be focused on validation testing of the lyophilization facility as the major capital equipment items are currently in place. Once the lyophilization facility is validated, we will proceed to produce stability batches to provide the data necessary to allow the lyophilization facility to be inspected and approved by the FDA. Our lyophilization manufacturing facility is not subject to current FDA non-compliance claims.

     Strategic Business Alliances

      On April 21, 2004, we announced that we had signed a memo of understanding with Strides Arcolab Limited, a pharmaceutical manufacturer based in India. As a result of negotiations following the execution of the memo of understanding, on September 22, 2004, we entered into agreements with Strides for the development, manufacturing and marketing of grandfathered products, patent-challenging products and ANDA products for the U.S. Hospital and retail markets.

      The joint venture will operate in the form of a new Delaware limited liability company, Akorn-Strides, LLC (the “Joint Venture Company”). Strides will be responsible for developing, manufacturing and supplying products under an OEM Agreement between it and the Joint Venture Company. We will be responsible for sales and marketing of the products under an exclusive Sales and Marketing Agreement with the Joint Venture Company. We and Strides each own 50% of the Joint Venture Company and each appointed one of its two managers. Each will contribute $1,250,000 in capital, to be used to finance the preparation of ANDAs by Strides. We will also loan an additional $1,250,000 to the Joint Venture Company that will be advanced to Strides to finance its capital contribution.

      Under the OEM Agreement, these funds will be paid to Strides to finance the preparation, development and filing with the FDA of ANDAs for generic drugs based on a mutually agreed development schedule. The Joint Venture Company will have exclusive rights to FDA approved generic drugs within the United States hospital, medical clinic, physician group and other wholesale drug markets.

      If within a mutually agreed time period, Strides’ manufacturing facilities in India have not received a satisfactory cGMP inspection by the FDA, which remains current, and twelve ANDAs for products developed under the OEM Agreement have not been submitted to the FDA, we will have certain special rights. We will become the sole owner of the Joint Venture Company and the Joint Venture Company will be entitled to draw on a $1,250,000 letter of credit from an Indian bank that is confirmed by a U.S. bank. On the other hand, if these conditions are met, and if both managers agree, we and Strides may make additional equivalent capital contributions to finance subsequent ANDA preparation costs under a similar arrangement to our initial capital contributions, including an additional loan by us to the Joint Venture Company to finance Strides capital contribution. Strides shall repay such advances by crediting the Joint Venture Company an amount equal to 35% of all payments due for products provided under the OEM Agreement.

      Under the Sales and Marketing Agreement we will market, advertise and fulfill FDA approved generic drugs in the United States supplied to the Joint Venture Company by Strides under the OEM Agreement. We will be required to achieve, with respect to each generic drug, a minimum market share in the Unites States in order to preserve our exclusive marketing rights. We will be paid a commission on the sales of these drugs.

      On July 21, 2004, we and FDC Limited, India’s second largest manufacturer and marketer of ophthalmic pharmaceutical products, announced the signing of a purchase and supply agreement which would provide us with an ophthalmic finished dosage form product pipeline for exclusive use in the U.S. and Canada. The ophthalmic products will be developed and manufactured for us by FDC. Under the agreement, we will be responsible for U.S. FDA regulatory submissions and marketing of the products directly in the U.S. Innova, our Canadian distributor for ophthalmic products, will be responsible for the direct marketing of these products in Canada. FDC exports active pharmaceutical ingredients to over 45 countries, including the U.S. and Canada, and holds drug master files and registration in both countries. Products will be manufactured in India, and FDC is intending to submit approximately four to six ANDAs in the first year of the agreement.

      On August 31, 2004, we entered into an option agreement with The University of Texas M.D. Anderson Cancer Center to license a patent entitled “M-EDTA Pharmaceutical Preparations of Uses Thereof” and related technology rights invented by Issam I. Raad and Robert Sheretz. The option agreement grants us an option to evaluate the patent and to determine an appropriate regulatory pathway based on discussion with the FDA. The patent is targeted at the prevention of intravascular catheter-

related infections and occlusions. If we exercise our right to license the patent, we will pay an initial license fee, fund clinical testing, and pay a milestone license fee upon FDA approval and royalties for the life of the patent.

Contractual Obligations

      The following table details our future contractual obligations as of December 31, 2003. Our ability to satisfy these obligations is primarily dependent upon our ability to generate sufficient working capital or to obtain additional financing.

	Payment Due — by Period

Description	Total	2004	2005-6	2007-8	2009+

	(In thousands)
Long-term debt, including current installments	$20,555	$4,156	$15,797	$602	$—
Series A Preferred Stock, if redeemed	25,717	—	—	—	25,717
Operating leases	7,046	1,557	3,106	2,242	141
Other long-term liabilities	1,156	—	1,156	—	—

Total	$54,474	$5,713	$20,059	$2,844	$25,858

      Since December 31, 2003, we have paid off long-term debt of $8,123,000 before its scheduled maturity in 2005 and 2006 and the Series A Preferred Stock effectively became convertible into common stock rather than redeemable. Additionally, we issued 141,000 shares of our Series B Preferred Stock, which, if the registration statement of which this prospectus is a part, is not declared effective within 270 days from August 23, 2004, will be redeemable at 115% of stated value, which equals in the aggregate $16,215,000, if the holder so elects.

Selected Quarterly Financial Data

			Net Income (Loss)

		Gross		Per Share	Per Share
	Revenues	Profit	Amount	Basic	Diluted

	(In thousand, except per share amounts)
Six Months Ended June 30, 2004:
1st Quarter	$11,660	$4,019	$(1,216)	$(0.06)	$(0.06)
2nd Quarter	11,076	3,319	(3,583)	(0.18)	(0.18)

Total	$22,736	$7,338	$(4,799)	$(0.24)	$(0.24)

Year Ended December 31, 2003:
1st Quarter	$12,782	$5,844	$182	$0.01	$0.01
2nd Quarter	8,840	535	(4,197)	(0.21)	(0.21)
3rd Quarter	14,349	5,075	(343)	(0.02)	(0.02)
4th Quarter	9,520	694	(7,967)	(0.40)	(0.40)

Total	$45,491	$12,148	$(12,325)	$(0.62)	$(0.62)

Year Ended December 31, 2002:
1st Quarter	$13,443	$6,349	$151	$0.01	$0.01
2nd Quarter	14,165	6,366	(783)	(0.04)	(0.04)
3rd Quarter	12,121	4,456	(9,387)	(0.48)	(0.48)
4th Quarter	11,690	3,366	(2,933)	(0.15)	(0.15)

Total	$51,419	$20,537	$(12,952)	$(0.66)	$(0.66)

Critical Accounting Policies

     Revenue Recognition

      We recognize revenue upon the shipment of goods or upon the delivery of goods, depending on the sales terms. Revenue is recognized when all of our obligations have been fulfilled and collection of the related receivable is probable. We record a provision at the time of sale for estimated chargebacks, rebates and product returns. Additionally, we maintain an allowance for doubtful accounts and slow moving and obsolete inventory. These provisions and allowances are analyzed and adjusted, if necessary, at each balance sheet date.

     Allowance for Chargebacks and Rebates

      We maintain an allowance for chargebacks and rebates. These allowances are reflected as a reduction of accounts receivable.

      We enter contractual agreements with certain third parties such as hospitals and group-purchasing organizations to sell certain products at predetermined prices. The parties have elected to have these contracts administered through wholesalers. When a wholesaler sells products to one of the third parties that is subject to a contractual price agreement, the difference between the price to the wholesaler and the price under contract is charged back to us by the wholesaler. We track sales and submitted chargebacks by product number for each wholesaler. Utilizing this information, we estimate a chargeback percentage for each product. We reduce gross sales and increase the chargeback allowance by the estimated chargeback amount for each product sold to a wholesaler. We reduce the chargeback allowance when we process a request for a chargeback from a wholesaler. Actual chargebacks processed can vary materially from period to period.

      We obtain wholesaler inventory reports to aid in analyzing the reasonableness of the chargeback allowance. We assess the reasonableness of our chargeback allowance by applying the product chargeback percentage based on historical activity to the quantities of inventory on hand per the wholesaler inventory reports and an estimate of in-transit inventory that is not reported on the wholesaler inventory reports at the end of the period. In the first quarter of 2004, we obtained better information from the wholesalers to estimate the amount of in-transit inventory, which lowered our estimate of in-transit inventory. This resulted in us recognizing approximately $500,000 less in chargeback expense in the first quarter of 2004. We intend to use this new information on a going forward basis to estimate in-transit inventory. Additionally, in the second quarter of 2004, we, in accordance with our policy, reduced our estimate of the percentage amount of wholesaler inventory that will ultimately be sold to a third party that is subject to a contractual price agreement. This reduction was made in reaction to a six quarter trend of such sales being below our previous estimates, thereby confirming that the reduced percentage was other than temporary. This estimate change resulted in approximately $480,000 less in chargeback expense in the second quarter of 2004. We intend to use this revised estimate on a going forward basis until historical trends indicate that additional revisions should be made. Also, we do not expect any other significant changes in our chargeback estimates during 2004.

      Similarly, we maintain an allowance for rebates related to contract and other programs with certain customers. The rebate allowance also reduces gross sales and accounts receivable by the amount of the estimated rebate amount when we sell our products to its rebate-eligible customers. Rebate percentages vary by product and by volume purchased by each eligible customer. We track sales by product number for each eligible customer and then apply the applicable rebate percentage, using both historical trends and actual experience to estimate its rebate allowance. We reduce gross sales and increase the rebate allowance by the estimated rebate amount for each product sold to an eligible customer. We reduce the rebate allowance when we process a customer request for a rebate. At each balance sheet date, we evaluate the allowance against actual rebates processed and such amount can vary materially from period to period.

      The recorded allowances reflect our current estimate of the future chargeback and rebate liability to be paid or credited to the wholesaler under the various contracts and programs. For the six months ended

June 30, 2004 and 2003, we recorded chargeback and rebate expense of $6,420,000 and $6,305,000, respectively. For the years ended December 31, 2003, 2002 and 2001, we recorded chargeback and rebate expense of $12,836,000, $15,418,000, and $28,655,000, respectively. The allowance for chargebacks and rebates was $3,666,000, $4,804,000 and $4,302,000 as of June 30, 2004, December 31, 2003 and 2002, respectively.

Allowance for Product Returns

      We also maintain an allowance for estimated product returns. This allowance is reflected as a reduction of accounts receivable balances. We evaluate the allowance balance against actual returns processed. In addition to considering in process product returns and assessing the potential implications of historical product return activity, we also consider the wholesaler’s inventory information to assess the magnitude of unconsumed product that may result in a product return to us in the future. Actual returns processed can vary materially from period to period. For the six-months ended June 30, 2004 and 2003, we recorded a provision for product returns of $1,182,000 and $1,337,00, respectively. For the years ended December 31, 2003, 2002, and 2001 we recorded a provision for product returns of $2,085,000, $2,574,000, and $4,103,000, respectively. The allowance for potential product returns was $1,283,000, $1,077,000 and $1,166,000 at June 30, 2004, December 31, 2003 and 2002, respectively.

Allowance for Doubtful Accounts

      We maintain an allowance for doubtful accounts, which reflects trade receivable balances owed to us that are believed to be uncollectible. This allowance is reflected as a reduction of accounts receivable balances. In estimating the allowance for doubtful accounts, we have:

•	Identified the relevant factors that might affect the accounting estimate for allowance for doubtful accounts, including: (a) historical experience with collections and write-offs; (b) credit quality of customers; (c) the interaction of credits being taken for discounts, rebates, allowances and other adjustments; (d) balances of outstanding receivables, and partially paid receivables; and (e) economic and other exogenous factors that might affect collectibility (e.g., bankruptcies of customers or “channel” factors).

•	Accumulated data on which to base the estimate for allowance for doubtful accounts, including: (a) collections and write-offs data; (b) information regarding current credit quality of customers; and (c) information regarding external factors, particularly in respect of major customers.

•	Developed assumptions reflecting management’s judgments as to the most likely circumstances and outcomes, regarding, among other matters: (a) collectibility of outstanding balances relating to “partial payments;” (b) the ability to collect items in dispute (or subject to reconciliation) with customers; and (c) economic and other external factors that might affect collectibility of outstanding balances — based upon information available at the time.

      For the six month periods ended June 30, 2004 and 2003, we recorded a net benefit for doubtful accounts of $65,000 and $342,000, respectively, as actual recoveries and reduced reserve requirements exceeded write-offs and newly identified collectibility concerns. For the years ended December 31, 2003, 2002 and 2001, we recorded a provision (recovery) for doubtful accounts of ($471,000), ($55,000), and $4,480,000, respectively. The allowance for doubtful accounts was $722,000, $609,000, and $1,200,000 as of June 30, 2004, December 31, 2003 and 2002, respectively. As of June 30, 2004, we had a total of $976,000 of past due gross accounts receivable. We perform monthly a detailed analysis of the receivables due from our wholesaler customers and provide a specific reserve against known uncollectible items for each of the wholesaler customers. We also include in the allowance for doubtful accounts an amount that we estimate to be uncollectible for all other customers based on a percentage of the past due receivables. The percentage reserved increases as the age of the receivables increases. Of the recorded allowance for doubtful accounts of $722,000 as of June 30, 2004, the portion related to the wholesaler customers is $466,000 with the remaining $256,000 reserve for all other customers.

Allowance for Discounts

      We maintain an allowance for discounts, which reflects discounts available to certain customers based on agreed upon terms of sale. This allowance is reflected as a reduction of accounts receivable. We evaluate the allowance balance against actual discounts taken. For the six months ended June 30, 2004 and 2003, we recorded a provision for discounts of $331,000 and $358,000, respectively. For the years ended December 31, 2003, 2002 and 2001, we recorded a provision for discounts of $689,000, $1,014,000 and $886,000, respectively. The allowance for discounts was $152,000, $94,000 and $172,000 as of June 30, 2004, December 31, 2003 and 2002, respectively.

Allowance for Slow-Moving Inventory

      We maintain an allowance for slow-moving and obsolete inventory. For finished goods inventory, we estimate the amount of inventory that may not be sold prior to its expiration or is slow moving based upon recent sales activity by unit and wholesaler inventory information. We also analyze our raw material and component inventory for slow moving items. For the six month periods ended June 30, 2004 and 2003, we recorded a provision for slow-moving and obsolete inventory of $685,000 and $408,000, respectively. For the years ended December 31, 2003, 2002 and 2001, we recorded a provision for inventory obsolescence of $940,000, $838,000, and $1,830,000, respectively. The allowance for inventory obsolescence was $904,000, $917,000 and $1,206,000 as of June 30, 2004, December 31, 2003 and 2002, respectively.

Income Taxes

      Deferred income taxes are provided in the financial statements to account for the tax effects of temporary differences resulting from reporting revenues and expenses for income tax purposes in periods different from those used for financial reporting purposes. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. In performing our analysis of whether a valuation allowance to reduce the deferred tax asset is necessary, we considered both negative and positive evidence. Based upon this analysis, the negative evidence outweighed the positive evidence in determining the amount of the deferred tax assets that is more likely than not to be realized. Based upon our analysis, beginning with the September 30, 2002 deferred tax assets, we have established a valuation allowance to reduce the deferred tax assets to zero. The 2002 expense of $9,216,000 related to establishing the deferred tax assets valuation allowance has been recorded in the income tax provision (benefit).

Intangibles

      Intangibles consist primarily of product licensing and other such costs that are capitalized and amortized on the straight-line method over the lives of the related license periods or the estimated life of the acquired product, which range from 17 months to 18 years. Accumulated amortization at June 30, 2004, December 31, 2003 and 2002 was $11,195,000, $9,958,000 and $8,543,000, respectively. We periodically assess the impairment of intangibles based on several factors, including estimated fair market value and anticipated cash flows. On July 3, 2002, we settled a License Agreement dispute with JHU/ APL (See Note N — “Commitments and Contingencies” to the consolidated financial statements) on two licensed patents. As a result of the resolved dispute, we recorded an asset impairment charge of $1,559,500 in the second quarter of 2002, representing the net value of the asset recorded on the balance sheet less the $300,000 payment abated by JHU/ APL and the $125,000 payment received from JHU/ APL.

      During the third quarter of 2002, we recorded an impairment charge of $257,000 related to the product license intangible assets for the products Sublimaze, Inapsine, Paradrine and Dry Eye test. In the first half of 2004, we recorded impairment charges of $1,849,000 related to certain other licenses. In each case of impairment, we determined that projected profitability on the products was not sufficient to support the carrying value of the intangible asset. The recording of this charge reduced the carrying value of the intangible assets related to these product licenses to zero.

Recent Accounting Pronouncements

      In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This statement updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. SFAS No. 64, “Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements”, amended SFAS No. 4, is no longer necessary because SFAS No. 4 has been rescinded. SFAS No. 145 amends SFAS No. 13 “Accounting for Leases”, to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Certain provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002, while other provisions are effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 has not had a material impact on our financial statements but did have an impact on the classification of the loss from extinguishment of debt resulting from the Exchange Transaction in 2003.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123.” This Statement amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements. We adopted the revised disclosure requirements in 2003.

      In January 2003 the FASB issued Interpretation No. 46. (“FIN 46”), “Consolidation of Variable Interest Entities” with the objective of improving financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or other legal structure used for business purposes that either (a) does not have equity investors with sufficient voting rights to direct decisions about the entity, or (b) has equity investors that do not provide sufficient financial resources for the equity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. A company that consolidates a variable interest entity is called the “primary beneficiary” of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 1, 2003. The consolidation requirements of FIN 46 apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We determined that FIN 46 will not have an impact on our financial condition, results of operations or cash flows.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how entities classify and measure in their statement of financial position certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for financial statements entered into or modified after May 31, 2003. As a result of SFAS No. 150, we had reflected our Series A Preferred Stock issued as part of the Exchange Transaction as a long-term liability until approval by our shareholders of the increase in our authorized capital stock in July 2004.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We are subject to market risk associated with changes in interest rates. As previously disclosed, all debt under our credit arrangement with The Northern Trust Company, which bore interest at prime plus 3.0%, was retired as part of the Exchange Transaction in 2003. Our variable interest rate debt as of June 30, 2004 bore interest at rates from prime plus 1.50% to prime plus 3.0%. We estimate that a change of 1.0% in our variable rate debt (some of which was paid off in August 2004) from the interest rates in effect at June 30, 2004 would result in a $200,000 pre-tax change in annual interest expense.

      Our financial instruments consist mainly of cash, accounts receivable, accounts payable and debt. The carrying amounts of these instruments, except debt, approximate fair value due to their short-term nature. The carrying amounts of our bank borrowings under our debt instruments approximate fair value because the interest rates are reset periodically to reflect current market rates.

      The fair value of the debt obligations approximated the recorded value as of June 30, 2004.

MANAGEMENT

Directors and Executive Officers

      Set forth below is certain information regarding our directors and executive officers. Each of the directors listed below was elected to our board of directors at our annual meeting of shareholders held on July 8, 2004, to serve until our next annual meeting of shareholders and until his successor is elected and qualified. See “Security Ownership of Certain Beneficial Owners and Management,” below for information pertaining to the stock ownership of the named individuals.

Name	Age	Position with Akorn

John N. Kapoor, Ph.D.	60	Director, Chairman of the Board
Arthur S. Przybyl	47	Director, President and Chief Executive Officer
Jeffrey A. Whitnell	48	Chief Financial Officer, Secretary and Treasurer
Arjun C. Waney(1)(2)	63	Director
Jerry I. Treppel(1)(2)(3)	50	Director
Jerry N. Ellis(1)(2)(3)	66	Director
Ronald M. Johnson(2)(3)	59	Director

(1)	Member of the Compensation Committee

(2)	Member of the Nominating and Corporate Governance Committee

(3)	Member of the Audit Committee

      Mr. Ellis is the chairman of the Audit Committee and has been determined by our board of directors to be independent and to be an audit committee financial expert. Mr. Waney is the chairman of Compensation Committee and Mr. Treppel is the chairman of the Nominating and Corporate Governance Committee.

      John N. Kapoor, Ph.D. Dr. Kapoor has served as the chairman of our board of directors since May 1995 and from December 1991 to January 1993. Dr. Kapoor served as our chief executive officer from March 2001 to December 2002. Dr. Kapoor also served as our acting chairman of our board of directors from April 1993 to May 1995 and as our chief executive officer from May 1996 to November 1998. Dr. Kapoor serves as chairman of the board of directors of Option Care, Inc. (an infusion services and supplies company) and was chief executive officer of Option Care, Inc. from August 1993 to April 1996. Dr. Kapoor is the president of EJ Financial Enterprises, Inc. (a health care consulting and investment company) and served as chairman of the board of directors of NeoPharm, Inc. (a biopharmaceutical company) from July 1990 to June 2004, and currently serves on the board of directors of NeoPharm, Inc. Dr. Kapoor is the chairman of the board of directors of each of First Horizon Pharmaceutical Corporation (a distributor of pharmaceuticals), Introgen Therapeutics, Inc. (a gene therapy company), and Duska Therapeutics, Inc. (a biopharmaceutical company).

      Arthur S. Przybyl. Mr. Przybyl has served as our chief executive officer since February 2003 and as a director since his appointment by our board of directors in November 2003. Previously, since September 2002, Mr. Przybyl served as our president and chief operating officer. Mr. Przybyl joined us in August 2002 as senior vice president sales and marketing. Prior to joining us, Mr. Przybyl served as president and chief executive officer for Hearing Innovations Inc., an innovative, start-up developer of medical devices for the profoundly deaf and tinnitus markets, and prior to that, he served as president and chief operating officer for Bioject, Inc., a NASDAQ company specializing in needle-free technology. Mr. Przybyl was also a director of Novadaq Technologies, Inc., a privately held research company, until July 2004.

      Jeffrey A. Whitnell. Mr. Whitnell has served as our vice president, finance and chief financial officer since June 2004. He was also appointed secretary and treasurer in August 2004. Before joining us, Mr. Whitnell served as vice president of finance and treasurer with Ovation Pharmaceuticals, a specialty pharmaceutical company. Prior to joining Ovation Pharmaceuticals in June 2002, Mr. Whitnell worked for

MediChem Life Sciences, which he joined in April 1997, and where he held various senior financial management positions.

      Jerry I. Treppel. Mr. Treppel was appointed as director by our board of directors in November 2003. Mr. Treppel is the managing member of Wheaten Capital Management LLC, a capital management company focusing on investment in the health care sector. Over the past 15 years, Mr. Treppel was an equity research analyst focusing on the specialty pharmaceuticals and generic drug sectors at several investment banking firms including Banc of America Securities, Warburg Dillon Read LLC (now UBS), and Kidder, Peabody & Co. He previously served as a healthcare services analyst at various firms, including Merrill Lynch & Co. He also held administrative positions in the healthcare services industry early in his career. Mr. Treppel is a current member of the board of directors of Able Laboratories Inc., a generic drug company and of Cangene Corporation, a Canadian biotechnology company. Mr. Treppel holds a BA in Biology from Rutgers College in New Brunswick, N.J., an MHA in Health Administration from Washington University in St. Louis, Mo., and an MBA in Finance from New York University. Mr. Treppel has been a Chartered Financial Analyst (CFA) since 1988.

      Arjun C. Waney. Mr. Waney was appointed as director by our board of directors in November 2003. Mr. Waney is managing director and principal shareholder of Argent Fund Management Ltd., a UK-based fund management firm that manages First Winchester Investments, an offshore fund specializing in U.S. equities. Mr. Waney has over 30 years experience in the U.S. capital markets in connection with various investment funds. In 1965, he founded Import Cargo Inc. and Cost Less Imports Inc., multi-store retail operations in the U.S. and Europe, respectively, that were sold in succession to Pier 1 Imports Inc. In 1973, Mr. Waney founded Beeba’s Creations Inc., now known as Nitches Inc., a U.S. apparel importer and wholesaler that went public in 1982.

      Jerry N. Ellis. Mr. Ellis has served as a director since 2001. Mr. Ellis is an adjunct professor in the Department of Accounting at The University of Iowa. Mr. Ellis was a consultant to Arthur Andersen, LLP from 1994 to 2000 and a partner at Arthur Andersen in the Dallas, Madrid and Chicago offices from 1973 to 1994. Mr. Ellis is a director of First Horizon Pharmaceutical Corporation (a distributor of pharmaceuticals).

      Ronald M. Johnson. Mr. Johnson was appointed a director by the board of directors in May 2003. Mr. Johnson is currently Executive Vice President of Quintiles Consulting, a company which provides consulting services to pharmaceutical, medical device, biologic and biotechnology industries in their efforts to meet FDA regulatory requirements. Before joining Quintiles Consulting in 1997, Mr. Johnson spent 30 years with the FDA, holding various senior level positions primarily in the compliance and enforcement areas.

Executive Compensation

      The following table summarizes the compensation paid by us for services rendered during the years ended December 31, 2003, 2002 and 2001 to each person who, during 2003, served as our chief executive officer and to each other of our executive officers whose total annual salary and bonus for 2003 exceeded $100,000 (each, a “Named Executive Officer”).

Summary Compensation Table

	Annual Compensation			Long-Term Compensation

				Awards

				# of Securities
				Underlying	All Other
Name & Principal Position	Year	Salary	Other	Options/SARs	Compensation(1)

John N. Kapoor(2)	2003	$—	$—	—	$—
Chairman	2002	—	—	—	—
	2001	2,083	—	500,000	—

	Annual Compensation			Long-Term Compensation

				Awards

				# of Securities
				Underlying	All Other
Name & Principal Position	Year	Salary	Other	Options/SARs	Compensation(1)

Arthur S. Przybyl(3)	2003	$259,089	$10,000	75,000	$44,649 (3)
President & CEO	2002	93,482	3,308	300,000	1,059
	2001	—	—	—	—
Bernard J. Pothast(4)	2003	$170,154	$4,846	25,000	$—
	2002	148,263	—	100,000	—
	2001	39,094	—	75,000	—
Jeffrey A. Whitnell(5)	—	$—	$—	—	$—
CFO, Secretary and Treasurer

(1)	Represents contributions to our Savings and Retirement Plan, except as indicated in note (3).

(2)	Dr. Kapoor currently serves as the chairman of our board of directors and served as chief executive officer from March 2001 to December 2002. In lieu of a salary for 2001, we issued Dr. Kapoor options to purchase 500,000 shares of our common stock. Dr. Kapoor was not paid a salary or granted options in 2003 or in 2002.

(3)	Mr. Przybyl became chief executive officer in February 2003. Prior to this, Mr. Przybyl was our president and chief operating officer. For 2003, his “All Other Compensation” is exclusively related to reimbursement for relocation expenses totaling $44,649 and “Other Annual Compensation” represents a $10,000 automobile allowance.

(4)	Mr. Pothast was our chief financial officer, secretary and treasurer from September 2001 to June 2004. His “Other Annual Compensation” for 2003 represents an automobile allowance.

(5)	Mr. Whitnell began his employment with us in June 2004.

Option Grants In Last Fiscal Year

      The following table sets forth certain information with respect to stock options granted to each of the Named Executive Officers during the fiscal year ended December 31, 2003, including the potential realizable value over the five-year term of the options, based on assumed rates of stock appreciation of 5% and 10% of the market price of the underlying security on the date of grant, compounded annually. These assumed rates of appreciation comply with the rules of the SEC and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. All options were issued pursuant to our Amended and Restated 1988 Incentive Compensation Program.

	Individual Grants				Potential Realizable
					Value at Assumed
	Number of	Percent of Total			Annual Rates of Stock
	Securities	Options	Exercise		Price Appreciation for
	Underlying	Granted to	or Base		Option Term
	Options	Employees in	Price	Expiration
Name	Granted(#)	Fiscal Year	($/Sh)	Date	5%($)	10%($)

Arthur S. Przybyl	50,000	10%	0.80	1/20/08	51,051	64,420
	25,000	5%	0.90	2/18/08	28,716	39,860
Bernard J. Pothast	25,000	5%	0.90	2/18/08	28,716	39,860

      The following table sets forth certain information with respect to the Named Executive Officers concerning unexercised stock options held as of December 31, 2003. There were no option exercises by the Named Executive Officers during the fiscal year ended December 31, 2003.

AGGREGATED OPTION VALUES

	Number of Securities		Value of Unexercised In-the-
	Underlying Unexercised		Money Options at
	Options at December 31, 2003		December 31, 2003(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

John N. Kapoor	385,000	125,000	—	—
Arthur S. Przybyl	187,500	187,500	$181,250	$181,250
Bernard J. Pothast	125,000	75,000	43,750	43,750

(1)	Based on a closing price of $2.00 per share of Common Stock on December 31, 2003.

Employment Agreements

      In September 2001, Mr. Pothast received and accepted an employment offer letter for the position of our vice president finance and chief financial officer. His offer letter provided for an annual salary of $135,000 (to be increased to $150,000 following our first full quarter of positive operating income), a discretionary bonus of up to 30% of his base salary, a grant of options to purchase 75,000 shares of our common stock, severance for six months of his base salary if he was terminated without cause, and other customary benefits for our employees. Mr. Pothast resigned from his positions with us in June 2004.

      In January 2003, Mr. Przybyl received and accepted an employment offer letter for the position of our chief executive officer. His offer letter provides for an annual salary of $260,000, a discretionary bonus of up to 50% of his base salary, a grant of options to purchase 50,000 shares of our common stock, severance for one year at his base salary if he is terminated without cause, and other customary benefits for our employees. In connection with his serving as our chief executive officer, we have provided to Mr. Przybyl supplemental indemnity assurances with respect to any claims associated with his execution, filing and submission chief executive officer certifications of SEC reports for periods preceding his direct supervision of financial and accounting matters.

      In June 2004, Mr. Whitnell received and accepted an employment offer letter for the position of our vice president, finance and chief financial officer. His offer letter provides for an annual salary of $180,000, a discretionary bonus of up to 30% of his base salary, a grant of options to purchase 100,000 shares of our commonstock, severance for six months of his base salary if he is terminated without cause, and other customary benefits for our employees.

      We currently have no other employment agreements in place.

Compensation Committee Interlocks and Insider Participation

      Messrs. Waney, Treppel and Ellis currently comprise the Compensation Committee and are each independent, non-employee directors. None of our executive officers served as a director or member of (i) the compensation committee of another entity in which one of the executive officers of such entity served on our Compensation Committee, (ii) the board of directors of another entity in which one of the executive officers of such entity served on our Compensation Committee, or (iii) the compensation committee of any other entity in which one of the executive officers of such entity served as a member of our board of directors, during the year ended December 31, 2003.

Compensation of Directors

      Each director who is not one of our salaried officers receives a fee for his services as a director of $2,500 per regular meeting of the board of directors, $500 per telephone meeting and $500 per committee meeting, plus reimbursement of his expenses related to those services.

      All of our directors participate in our 2003 Stock Option Plan, pursuant to which each of our directors is granted an option to acquire 10,000 shares of our common stock on the day after each annual meeting of shareholders at which he is elected to serve as a director. Any director appointed between annual meetings is entitled to receive a pro rata portion of an option to acquire 10,000 shares. Options granted under the 2003 Stock Option Plan vest immediately and expire five years from the date of grant. Upon joining our board of directors in 2001, under our 1991 Stock Option Plan for Directors, Mr. Ellis was granted an option to acquire 20,000 shares. The option exercise price for all options granted under the plan is the fair market value of the shares covered by the option at the time of the grant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT AND RELATED STOCKHOLDER MATTERS

      As of August 31, 2004, the following persons were directors and Named Executive Officers or others with beneficial ownership of five percent or more of our common stock. The information set forth below has been determined in accordance with Rule 13d-3 under the Exchange Act based upon information furnished to us or to the SEC by the persons listed. Unless otherwise noted in the footnotes to the table, each person has sole voting and investment power as to all of the shares owned. The address of each person is 2500 Millbrook Drive, Buffalo Grove, Illinois 60089 unless otherwise specified.

	Shares Beneficially		Percent of
Beneficial Owner	Owned		Class

Directors
John N. Kapoor, Ph.D	29,453,440	(1)	64.39%
Arjun C. Waney	6,034,504	(2)	24.39%
Jerry I. Treppel	883,548	(3)	4.11%
Jerry N. Ellis	57,000	(4)	0.28%
Ronald M. Johnson	30,000	(5)	0.15%
Named Executive Officers
Arthur S. Przybyl	1,203,392	(6)	5.52%
Jeffrey A. Whitnell	25,000	(7)	0.12%
Directors and officers as a group (7 persons)	37,686,882		72.41%
Other Beneficial Owners
Pequot Capital Management Inc.	17,295,860	(8)	46.72%
Baystar Capital II, L.P.	2,419,136	(9)	10.50%
Gulu C. Waney	2,272,290	(10)	10.16%
JRJAY Public Investments, LLC	2,011,215	(11)	8.98%
Jai S. Waney	2,014,213	(12)	9.22%
Arun K. Puri Living Trust	1,747,090	(13)	7.81%
AEG Partners, LLC	1,250,000	(14)	5.71%

(1)	Includes (i) 851,800 shares owned by the Kapoor Trust of which Dr. Kapoor is the sole trustee and beneficiary, (ii) 3,395,000 shares owned by EJ Financial/ Akorn Management, L.P. of which Dr. Kapoor is managing general partner, (iii) 25,000 shares owned by Dr. Kapoor, (iv) 63,600 shares owned by a trust, the trustee of which is Dr. Kapoor’s wife and the beneficiaries of which are their children, (v) 505,000 shares issuable upon exercise of options, (vi) 3,578,333 shares issuable upon exercise of Series A Warrants held by the Kapoor Trust, (vii) 1,091,714 shares issuable in the aggregate upon exercise of the Note Warrants and Guaranty Warrants held by the Kapoor Trust, (viii) 3,099,309 shares issuable upon the conversion of the Tranche A and B Notes held by the Kapoor Trust, (vix) 1,667,000 shares issuable upon exercise of the Tranche A and B Warrants held by the Kapoor Trust and (vx) 15,176,683 shares issuable upon conversion of Series A Preferred Stock.

(2)	Includes (i) 932,221 shares held by Argent Fund Management Ltd., of which Mr. Waney, our director, serves as chairman and managing director and owns a 52% interest, including 458,500 shares of common stock, 377,756 shares issuable upon conversion of Series A Preferred Stock, 89,067 shares issuable upon exercise of Series A Warrants and 5,000 shares issuable upon exercise of Note Warrants, (ii) 628,400 shares of common stock held by First Winchester Investments Ltd., which operates as an equity fund for investors unrelated to Mr. Waney and whose investments are directed by Argent Fund, (iii) 506,000 shares held by Mr. Waney through individual retirement accounts, (iv) 10,000 shares issuable upon exercise of options and (v) 3,973,989 shares held jointly by Mr. Waney and his wife, including 325,600 shares of common stock, 2,827,515 shares issuable upon conversion of Series A Preferred Stock, 666,667 shares issuable upon exercise of Series A Warrants, and 140,000 shares issuable upon exercise of Note and Guaranty Warrants. Under SEC rules, Mr. Waney may be deemed to be the beneficial owner of the shares held by First Winchester.

(3)	Includes (i) 10,000 shares issuable upon exercise of options, (ii) 353,440 shares issuable upon conversion of Series A Preferred Stock, (iii) 83,334 shares issuable upon exercise of Series A Warrants, and (iv) 353,440 shares issuable upon conversion of Series A Preferred Stock and 83,334 shares issuable upon exercise of Series A Warrants which Mr. Treppel beneficially owns indirectly through Wheaten Healthcare Partners LP.

(4)	Includes (i) 2,000 shares of common stock and (ii) 55,000 shares issuable upon exercise of options.

(5)	Such shares are issuable upon exercise of options.

(6)	Includes (i) 7,447 shares of common stock, (ii) 1,012,500 shares issuable upon exercise of options, (iii) 148,445 shares issuable upon conversion of Series A Preferred Stock, and (iv) 35,000 shares issuable upon exercise of Series A Warrants.

(7)	Such shares are issuable upon exercise of options.

(8)	Includes (i) 900,000 shares of common stock; (ii) 11,310,058 shares issuable upon conversion of Series A Preferred Stock, 3,902,677 shares of which are held by Pequot Healthcare Fund, L.P., 4,732,552 shares of which are held by Pequot Healthcare Offshore Fund, Inc., 1,261,071 shares of which are held by Pequot Healthcare Institutional Fund, LP, 706,879 shares of which are held by Pequot Scout Fund, and 706,879 shares of which are held by Pequot Navigator Onshore Fund, LP; (iii) 1,863,580 shares issuable upon conversion of Series B Preferred Stock, 766,043 of which are held by Pequot Healthcare Fund, L.P., 978,230 shares of which are held by Pequot Healthcare Offshore Fund, Inc., and 119,307 shares of which are held by Premium Series PCC Limited Cell C32; (iv) 2,666,667 shares issuable upon exercise of Series A Warrants, 920,167 of which are held by Pequot Healthcare Fund, L.P., 1,115,833 of which are held by Pequot Healthcare Offshore Fund, Inc., 297,333 of which are held by Pequot Healthcare Institutional Fund, LP, 166,667 of which are held by Pequot Scout Fund, and 166,667 of which are held by Pequot Navigator Onshore Fund, LP; and (v) 555,556 shares issuable upon exercise of Series B Warrants, 228,367 of which are held by Pequot Healthcare Fund, L.P., 291,622 of which are held by Pequot Healthcare Offshore Fund, Inc., and 35,567 of which are held by Premium Series PCC Limited Cell C32. Pequot Capital Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficially owner of such securities. Pequot Capital Management, Inc. has sole dispositive power over all such securities, but does not have any voting power over the securities held by Premium Series PCC Limited Cell C32, which is retained by Premium Series PCC Limited Cell C32. Arthur J. Samberg is the sole shareholder of Pequot Capital Management, Inc. Pequot’s address is 500 Nyala Farm Road, Westport, Connecticut 06880.

(9)	Includes (i) 1,863,580 shares issuable upon conversion of Series B Preferred Stock; and (ii) 555,556 shares issuable upon exercise of Series B Warrants. Baystar’s address is 80 East Sir Francis Drake Blvd., Suite 2B, Larkspur, California 94939. Baystar Capital Management, LLC is the general partner of Baystar Capital II, L.P. Bay East, L.P., Lawrence Goldfarb and Steven M. Lamar are each a managing member of Baystar Capital Management, LLC. Steven Derby is the general partner of Bay East, L.P. Messrs. Lamar and Goldfarb and Bay East, L.P., in their capacities as the managing members of the BayStar Capital Management, LLC, and Mr. Derby, in his capacity as the general partner of Bay East, L.P., may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares beneficially owned by Baystar Capital II, L.P. Each of Bay East, L.P. and Messrs. Lamar, Goldfarb and Derby disclaim beneficial ownership of the securities set forth in this prospectus except to the extent of any indirect pecuniary interest therein.

(10)	Includes (i) 29,000 shares of common stock, (ii) 496,200 shares of common stock, 346,200 shares of which are held by Savika Ltd., 130,000 shares of which are held by Doral Park, and 20,000 shares of which are held by Shiveley Ltd., all three entities of which are owned by Mr. Waney, (iii) 1,413,757 shares issuable upon conversion of Series A Preferred Stock; and (iv) 333,333 shares issuable upon exercise of Series A Warrants. Mr. Waney’s address is P.O. Box 27977, Sharjah, United Arab Emirates.

(11)	Includes (i) 244,019 shares of common stock and (ii) 1,767,197 shares issuable upon conversion of Series A Preferred Stock. JRJAY Public Investments LLC address is 50 Fox Run Lane, Greenwich, Connecticut 06831.

(12)	Includes (i) 791,250 shares of common stock, 429,750 of which are owned directly by Mr. Waney, 333,000 shares of which are held by Trident Fashions, Inc., an entity of which all outstanding shares are held by Kithel Holding Limited of which Mr. Waney is the sole shareholder, and 28,5000 shares of which are held by Range Resources Limited, an entity of which Mr. Waney owns 50% of its outstanding shares, (ii) 989,630 shares issuable upon conversion of Series A Preferred Stock; and (iii) 233,333 shares issuable upon exercise of Series A Warrants. Mr. Waney’s address is 18/ FL Corporation Square, No. 8 Lamlok Street, Kowloon Bay, Kowloon, Hong Kong.

(13)	Includes (i) 1,413,757 shares issuable upon conversion of Series A Preferred Stock; and (ii) 333,333 shares issuable upon exercise of Series A Warrants. The Arun K. Puri Living Trust address is 9100 S. Dareland Blvd., Suite 1011, Miami, Florida 33156.

(14)	Such shares are issuable upon exercise of the AEG Warrants. Lawrence M. Adelman, Craig J. Dean and Michael P. Goldsmith, members of AEG Partners, LLC, have shared voting and investment power over the securities. AEG’s address is 1849 Green Bay Road, Suite 270, Highland Park, Illinois 60035.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Dr. John N. Kapoor, Ph.D., our current chairman of our board of directors and our chief executive officer from March 2001 to December 2002, and a principal shareholder, is affiliated with EJ Financial Enterprises, Inc., a health care consulting investment company. EJ Financial is involved in the management of health care companies in various fields, and Dr. Kapoor is involved in various capacities with the management and operation of these companies. The John N. Kapoor Trust, the beneficiary and sole trustee of which is Dr. Kapoor, is a principal shareholder of each of these companies. As a result, Dr. Kapoor does not devote his full time to our business. Although such companies do not currently compete directly with us, certain companies with which EJ Financial is involved are in the pharmaceutical business. Discoveries made by one or more of these companies could render our products less competitive or obsolete. In addition, one of these companies, NeoPharm, Inc. of which Dr. Kapoor is Chairman and a major stockholder, recently entered into a loan agreement with us. We also owe EJ Financial $255,500 in consulting fees and expense reimbursements from 2001 through August 31, 2004. No payments have previously been made to EJ Financial in respect of this amount payable. We owed the Kapoor Trust $233,700 in consulting fees and expenses from 2001 through August 31, 2004, which we paid in September 2004. See “Financial Condition and Liquidity,” and “Risk Factors — Certain of our directors are subject to conflicts of interest.” Further, the Kapoor Trust has loaned us $5,000,000 resulting in Dr. Kapoor becoming one of our major creditors as well as a major shareholder.

      On March 21, 2001, in consideration of Dr. Kapoor assuming the positions of our president and interim chief executive officer, the compensation committee of our board of directors agreed to issue Dr. Kapoor 500,000 options under the Amended and Restated Akorn, Inc. 1988 Incentive Compensation Program in lieu of cash compensation.

      In 2001, we entered into the Convertible Note Agreement with the Kapoor Trust. Under the terms of the Convertible Note Agreement, the Kapoor Trust agreed to provide us two separate tranches of funding in the amounts of $3,000,000 represented by the Tranche A Note, which was received on July 13, 2001, and $2,000,000 represented by the Tranche B Note, which was received on August 16, 2001. Each of the Tranche A Note and Tranche B Note, which are subordinate to the New Credit Facility, bear interest at prime plus 3% and are due December 20, 2006. Interest payments are currently prohibited under the terms of a subordination arrangement with LaSalle Bank. The Tranche A Note and Tranche B Note allow for conversion of the debt plus interest into shares of our common stock at a price of $2.28 and $1.80 per share of common stock, respectively. As part of the consideration provided to the Kapoor Trust for the loans, we issued to the Kapoor Trust the Tranche A Warrant, which is exercisable for 1,000,000 shares of common stock at an exercise price of $2.85 per share, and the Tranche B Warrant, which is exercisable for 667,000 shares of common stock at a exercise price of $2.25 per share. The exercise price for each of the Tranche A and B warrants represented a 25% premium over the share price of our common stock at the time of the Kapoor Trust’s commitment to provide the subordinated debt. All unexercised warrants expire on December 20, 2006.

      In December 2001, we entered into a $3,250,000 five-year loan with NeoPharm, Inc. (“NeoPharm”) to fund our efforts to complete our lyophilization facility located in Decatur (the “NeoPharm Note”). The NeoPharm Note was executed in conjunction with a Processing Agreement that provides NeoPharm with the option of securing at least 15% of the capacity of our lyophilization facility each year. Dr. Kapoor, the chairman of our board of directors, was also chairman of the board of directors of NeoPharm and holds a substantial stock position in NeoPharm, as well as in our stock. In September 30, 2003, we defaulted under the NeoPharm Note as a result of our failure to remove all FDA Warning Letter sanctions related to our Decatur facilities by June 30, 2003. We also defaulted under the Convertible Note Agreement as a result of a cross-default to the NeoPharm Note.

      In connection with the Exchange Transaction, the Kapoor Trust and NeoPharm waived all existing defaults under their respective agreements and entered into amended agreements dated October 7, 2003. As a result of these amendments, interest on the NeoPharm Note accrues at 1.75% above LaSalle Bank’s prime rate. Interest payments on each of Tranche A Note, Tranche B Note and the NeoPharm Note are currently prohibited under the terms of a subordination arrangement with LaSalle Bank. The amended NeoPharm Note also requires us to make quarterly payments of $150,000 beginning on the last day of the calendar quarter during which all indebtedness under the New Credit Facility has been paid. All remaining amounts owed under the amended NeoPharm Note are payable at maturity on December 20, 2006. The amendment we entered into with Kapoor Trust did not change the interest rate or the maturity date of either the Tranche A Note or the Tranche B Note.

      As part of the Exchange Transaction, we issued the 2003 Subordinated Notes to the Kapoor Trust, Mr. Waney and Argent Fund Management, Ltd. The 2003 Subordinated Notes mature on April 7, 2006 and bear interest at prime plus 1.75%, but interest payments are currently prohibited under the terms of subordination arrangements with LaSalle Bank. The 2003 Subordinated Notes are subordinate to the New Credit Facility and the Amended NeoPharm Note but senior to the Tranche A Note and Tranche B Note. We also issued to the holders of the 2003 Subordinated Notes, the Note Warrants to purchase an aggregate of 276,714 shares of our common stock with an exercise price of $1.10 per share.

      In 2003, we paid approximately $115,000 for consulting fees to Quintiles, Inc., a firm at which Mr. Johnson, one of our directors, is employed.

      Until July 2004, we had an ownership interest in Novadaq Technologies, Inc. of 4,132,000 common shares, representing approximately 16.9% of the outstanding stock of Novadaq. Previously, we had entered into a marketing agreement with Novadaq, which was terminated in early 2002. We received, as part of the termination settlement, the aforementioned shares and entered into an agreement with Novadaq to be the exclusive future supplier of Indocyanine Green for use in Novadaq’s diagnostic procedures. We also had the right to appoint one individual to the board of directors of Novadaq. Mr. Przybyl, our chief executive officer, served in this capacity until July 2004.

DESCRIPTION OF CAPITAL STOCK AND CONVERTIBLE SECURITIES

      Our articles of incorporation authorize us to issue up to 150,000,000 shares of common stock, no par value per share, and up to 5,000,000 shares of preferred stock, $1.00 par value per share. As of August 31, 2004, there were outstanding 20,622,434 shares of our common stock, 257,172 shares of our Series A Preferred Stock, and 141,000 shares of our Series B Preferred Stock. As of August 31, 2004, our Series A

Preferred Stock was convertible into 36,178,773 shares of our common stock at a conversion price of $0.75 per share and our Series B Preferred Stock was convertible into 5,229,185 shares of our common stock at a conversion price of $2.70 per share. The number of shares of common stock into which our Series A Preferred Stock and Series B Preferred Stock are convertible, respectively, is increased from time to time in respect of accrued and unpaid cash dividends on our Series A and Series B Preferred Stock.

      Our common stock is traded on the OTC Bulletin Board® under the symbol “AKRN.OB.” Our Series A Preferred Stock and our Series B Preferred Stock are not listed or traded on any securities exchange or established trading market.

      The following summary description of our capital stock is qualified in its entirety by reference to our restated articles of incorporation and our by-laws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Voting Rights

      Except in cases where a separate vote of the holders of our Series A Preferred Stock or the holders of our Series B Preferred Stock is required by law or the articles of amendment governing our Series A Preferred Stock or Series B Preferred Stock (see “— Preferred Stock — Voting Rights” below), the holders of our common stock vote together as a single class with the holders of our Series A Preferred Stock and the holders of our Series B Preferred Stock on all matters submitted to a shareholder vote and all such matters also require the approval of our common shareholders and the holders of Series A Preferred Stock, also voting as a single class.

      Each holder of our common stock is entitled to one vote for each share of common stock held of record on all matters as to which our common shareholders are entitled to vote. Each holder of our Series A Preferred Stock and each holder of our Series B Preferred Stock is entitled to a number of votes equal to the number of shares of our common sock into which its shares of preferred stock can be converted. As of August 31, 2004, the outstanding shares of our Series A Preferred Stock and Series B Preferred Stock represented in the aggregate 66.8% of our total outstanding voting power. For further information regarding the voting rights of holders of our Series A Preferred Stock and Series B Preferred Stock, see “— Preferred Stock — Voting Rights” below.

      Holders of our common stock may not cumulate votes for the election of directors.

Dividends

      Holders of our common stock are entitled to dividends at such times and amounts as our board of directors may determine, subject to (1) the dividend preferences and dividend participation rights accorded to the holders of our Series A Preferred Stock and Series B Preferred Stock (see “— Preferred Stock — Dividends” below), (2) our redemption obligations with respect to our Series A Preferred Stock (see “— Preferred Stock — Redemption” below) and (3) any similar or other rights accorded to, or obligations with respect to, any additional series of preferred stock which be issued from time to time by our board of directors.

      We have not paid any dividends on our common stock since 1991 and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Moreover, we are currently prohibited by our credit facility from making any cash dividend payments on our common stock.

Other Rights

      In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, prior to any distributions to the holders of our common stock, our creditors and the holders of our Series A Preferred Stock and Series B Preferred Stock will receive any payments to which they are entitled. After those payments, the holders of our common stock will share ratably, according to the number of shares held by them, in our remaining assets, if any.

      Shares of our common stock are not redeemable; have no redemption, sinking fund, conversion or preemptive rights; and are not subject to further calls or assessments by the company under state statutes or otherwise.

Preferred Stock

      Our board of directors has the authority, without the approval of our shareholders, to issue shares of preferred stock out of our authorized shares of preferred stock. Our board of directors may issue such shares in one or more series and may fix the number of shares and the rights, preferences and limitations of each series. Among the matters with respect to preferred stock that may be determined by our board of directors are dividend rights, redemption rights and price, the terms of a sinking fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of our affairs, conversion rights, and voting powers.

      Pursuant to this authority, our board of directors in October 2003 designated and authorized the issuance of 257,172 shares of our Series A Preferred Stock (all of which were issued and are outstanding as of August 31, 2004), and in August 2004 designated and authorized the issuance of 170,000 shares of our Series B Preferred Stock (141,000 of which were issued and are outstanding as of August 31, 2004). The following is a summary description of certain provisions of our Series A Preferred Stock and Series B Preferred Stock. For further information regarding our Series A Preferred Stock, see the articles of amendment, dated October 3, 2003, to our articles of incorporation, and for further information regarding our Series B Preferred Stock, see the articles of amendment, dated August 20, 2004, to our articles of incorporation. A copy of each of these documents is filed as an exhibit to the registration statement of which this prospectus forms a part.

Voting Rights

Series A Preferred Stock

      Each holder of our Series A Preferred Stock is entitled to a number of votes equal to the number of shares of our common stock into which the holder’s Series A preferred shares can be converted (see “— Conversion Rights” below). Holders of our Series A Preferred Stock vote together as a class with the holders of our common stock on all matters submitted to a shareholder vote, except in cases where a separate vote of the holders of our Series A Preferred Stock is required by law or by the articles of amendment governing our Series A Preferred Stock. The articles of amendment governing our Series A Preferred Stock provide that we cannot, without the approval of the holders of at least 50.1% of our outstanding Series A Preferred Stock, (i) issue any additional Series A Preferred Stock or other securities senior to or ranking equally with our Series A Preferred Stock, (ii) amend our articles of incorporation or by-laws to adversely alter the rights of our Series A Preferred Stock, (iii) effect a change of control of our company, or (iv) effect a reverse stock split of our Series A Preferred Stock.

Series B Preferred Stock

      Each holder of our Series B Preferred Stock is entitled to a number of votes equal to the number of shares of our common stock into which the holder’s Series B preferred shares can be converted (see “— Conversion Rights” below). Holders of our Series B Preferred Stock vote together as a class with the holders of our Series A Preferred Stock and the holders of our common stock on all matters submitted to a shareholder vote, except in cases where a separate vote of the holders of our Series A Preferred Stock or Series B Preferred Stock is required by law or by the articles of amendment governing our Series A Preferred Stock or Series B Preferred Stock, as the case may be. The articles of amendment governing our Series B Preferred Stock provide that we cannot, without the approval of the holders of at least 50.1% of our outstanding Series B Preferred Stock, (i) issue any additional Series A Preferred Stock, Series B Preferred Stock or other securities senior to or ranking equally with our Series B Preferred Stock,

(ii) amend our articles of incorporation or by-laws to adversely alter the rights of our Series B Preferred Stock, (iii) effect a change of control of our company, (iv) effect a reverse stock split of our Series B Preferred Stock, or (v) increase the par value of our common stock.

Dividends

      The holders of our Series A Preferred Stock and Series B Preferred Stock are entitled to payment of the dividends described below in preference to and in priority over any dividends payable with respect to our common stock. No dividend payments or other distributions are permitted with respect to our common stock unless all accrued dividends on our preferred stock have been paid, sufficient funds for payments of dividends for the current period on our preferred stock have been set aside for payment, and all redemption obligations with respect to our Series A Preferred Stock have been discharged. Moreover, we are currently prohibited by our credit facility from making any cash dividend payments on our preferred stock.

Series A Preferred Stock

      Our Series A Preferred Stock accrues dividends at a rate of 6.0% per annum, which rate is fully cumulative, accrues daily and compounds quarterly. If at any time we do not have a sufficient number of shares of our common stock authorized and reserved for issuance upon conversion of all of our outstanding Series A Preferred Stock, our Series A Preferred Stock will accrue dividends at a rate of 10.0% per annum until such time as a sufficient number of shares of our common stock are authorized and reserved for issuance. At our option, dividends may either be paid in cash at each quarter end or otherwise added to accrued and unpaid dividends, which are also convertible into shares of our common stock.

Series B Preferred Stock

      Our Series B Preferred Stock accrues dividends at a rate of 6.0% per annum, which rate is fully cumulative, accrues daily and compounds quarterly. If at any time we do not have a sufficient number of shares of our common stock authorized and reserved for issuance upon conversion of all of our outstanding Series B Preferred Stock, our Series B Preferred Stock will accrue dividends at a rate of 10.0% per annum until such time as a sufficient number of shares of our common stock are authorized and reserved for issuance. At our option, dividends may either be paid in cash at each quarter end or otherwise added to accrued and unpaid dividends, which are also convertible into shares of our common stock.

Dividend Participation Rights

      In the event dividends are to be paid with respect to our common stock, each holder of our Series A Preferred Stock and each holder of our Series B Preferred Stock will be entitled to receive, as additional dividends, an amount equal to the dividends that such holder would have received had such holder converted its Series A Preferred Stock or Series B Preferred Stock into shares of our common stock immediately prior to the record date for such common stock dividend. These dividend participation rights in favor of our Series A and Series B Preferred Stock may have the effect of discouraging or effectively preventing the payment of dividends with respect to our common stock.

Conversion Rights

Series A Preferred Stock

      Each share of our Series A Preferred Stock, and accrued and unpaid dividends with respect to each such share, is convertible by the holder thereof at any time into a number of shares of our common stock equal to the quotient obtained by dividing (x) $100 plus any accrued but unpaid dividends on such share by (y) $0.75, as such numerator and denominator may be adjusted from time to time pursuant to the anti-dilution provisions of the articles of amendment governing our Series A Preferred Stock.

      All outstanding shares of our Series A Preferred Stock will automatically convert into shares of our common stock on the earlier to occur of (i) October 8, 2006, or (ii) the date on which the closing price per share of our common stock for at least the 20 consecutive trading days immediately preceding such date exceeds $4.00 per share.

Series B Preferred Stock

      Each share of our Series B Preferred Stock, and accrued and unpaid dividends with respect to each such share, is convertible by the holder thereof at any time into a number of shares of our common stock equal to the quotient obtained by dividing (x) $100 plus any accrued but unpaid dividends on such share by (y) $2.70, as such numerator and denominator may be adjusted from time to time pursuant to the anti-dilution provisions of the articles of amendment governing our Series B Preferred Stock.

      We have the option of converting all shares of our Series B Preferred Stock into shares of our common stock on any date after August 23, 2009 as to which the closing price per share of our common stock for at least the 20 consecutive trading days immediately preceding such date exceeds $5.00 per share.

Redemption

      Subject to certain limitations, on October 31, 2011, we are required to redeem all outstanding shares of our Series A Preferred Stock for an amount equal to $100 per share (as such amount may be adjusted from time to time for stock splits, recapitalizations and similar events with respect to our Series A Preferred Stock), plus all accrued but unpaid dividends on such share. Subject to the holders’ conversion rights, we also have the option of redeeming all, but not less than all, of our outstanding Series A Preferred Stock at the same price, on and after October 9, 2006.

      We are not required, and do not have the right, to redeem any shares of our Series B Preferred Stock.

Ranking; Liquidation; Anti-Dilution Protections

      Our Series A Preferred Stock and Series B Preferred Stock rank equally vis-à-vis one another, and rank senior to our common stock, with respect to the payment of dividends and distributions and the distribution of assets upon our liquidation, winding up or dissolution. With respect to those matters, our Series A Preferred Stock and Series B Preferred Stock rank junior to any class or series of capital stock that may in the future be issued by the company, the terms of which specifically provide that such stock ranks senior to the Series A Preferred Stock and Series B Preferred Stock.

      Our Series A Preferred Stock and Series B Preferred Stock also enjoy certain anti-dilution protections.

Warrants and Convertible Notes

      As of August 31, 2004, 16,938,804 shares of the common stock registered pursuant to this registration statement represent shares of our common stock that may be issued upon the exercise or conversion of warrants and convertible notes. The following descriptions of these warrants and convertible notes are only summaries of the instruments governing these warrants and convertible notes and are qualified in their entirety by reference to such instruments, each of which is incorporated by reference as an exhibit to this registration statement.

Series A Warrants

      As of August 31, 2004, our outstanding Series A Warrants were exercisable for 8,155,733 shares of our common stock. The Series A Warrants have an exercise price of $1.00 per share of our common stock and are exercisable at any time on or before October 7, 2006, after which time they expire. The exercise price per share of our common stock of the Series A Warrants is adjustable from time to time pursuant to the anti-dilution provisions set forth in the applicable warrant agreement.

Series B Warrants

      As of August 31, 2004, our outstanding Series B Warrants were exercisable for 1,566,667 shares of our common stock. The Series B Warrants have an exercise price of $3.50 per share of our common stock and are exercisable at any time on or before August 23, 2009, after which time they expire. The exercise price per share of our common stock of the Series B Warrants is adjustable from time to time pursuant to the anti-dilution provisions set forth in the applicable warrant agreement.

Tranche A Note

      As of August 31, 2004, we had outstanding $3,000,000 principal amount of our Tranche A Note, which was convertible into 1,667,382 shares of our common stock as of such date, including unpaid interest accrued through August 31, 2004. The Tranche A Note bears interest at the prime rate plus 3% per annum. The Tranche A Note converts into our common stock at a rate of $2.28 per share, and is convertible at any time on or before July 12, 2006, after which time the Tranche A Note matures and the conversion rights terminate. Accrued and unpaid interest on the Tranche A Note is capitalized into principal and thus the number of shares into which the Tranche A Note is convertible increases as unpaid interest accrues.

Tranche B Note

      As of August 31, 2004, we had outstanding $2,000,000 principal amount of our Tranche B Note, which was convertible into 1,395,308 shares of our common stock as of such date, including unpaid interest accrued through August 31, 2004. The Tranche B Note bears interest at the prime rate plus 3% per annum. The Tranche B Note converts into our common stock at a rate of $1.80 per share, and is convertible at any time on or before July 12, 2006, after which time the Tranche B Note matures and the conversion rights terminate. Accrued and unpaid interest on the Tranche B Note is capitalized into principal and thus the number of shares into which the Tranche B Note is convertible increases as unpaid interest accrues.

Tranche A Warrants and Tranche B Warrants

      As of August 31, 2004, our outstanding Tranche A Warrants were exercisable for 1,000,000 shares of our common stock and our Tranche B Warrants were exercisable for 667,000 shares of our common stock. The Tranche A Warrants have an exercise price of $2.85 per share and the Tranche B Warrants have an exercise price of $2.25 per share of our common stock and are exercisable at any time on or before July 12, 2006, after which time they expire. The exercise price per share of our common stock of the Tranche A Warrants and Tranche B Warrants, respectively, is adjustable from time to time pursuant to the anti-dilution provisions set forth in the applicable common stock purchase warrant.

AEG Warrants

      As of August 31, 2004, our outstanding AEG Warrants were exercisable for 1,250,000 shares of our common stock. The AEG Warrants have an exercise price of $0.75 per share of our common stock and are exercisable at any time on or before August 31, 2008, after which time they expire. The exercise price per share of our common stock of the AEG Warrants is adjustable from time to time pursuant to the anti-dilution provisions set forth in the governing stock purchase warrant.

Note Warrants

      As of August 31, 2004, our outstanding Note Warrants were exercisable for 276,714 shares of our common stock. The Note Warrants have an exercise price of $1.10 per share of our common stock and are exercisable at any time on or before October 7, 2006, after which time they expire. The exercise price per share of our common stock of the Note Warrants is adjustable from time to time pursuant to the anti-dilution provisions set forth in the applicable warrant agreement.

Guaranty Warrants

      As of August 31, 2004, our outstanding Guaranty Warrants were exercisable for 960,000 shares of our common stock. The Guaranty Warrants have an exercise price of $1.10 per share of our common stock and are exercisable at any time on or before October 7, 2006, after which time they expire. The exercise price per share of our common stock of the Guaranty Warrants is adjustable from time to time pursuant to the anti-dilution provisions set forth in the applicable warrant agreement.

Stock Options

      As of August 31, 2004, we had options outstanding to purchase an aggregate 4,418,300 shares of our common stock at an average exercise price of $2.40. All options expire 10 years from the date of grant, unless our board of directors or its duly appointed committee sets an earlier expiration date at the time of grant.

Effect of Authorized and Unissued Capital Stock

      Although an attempted takeover of our company is made unlikely by virtue of the ownership or control by our board of directors and management of more than 50% of the total voting power of our capital stock, one of the effects of the existence of authorized but unissued shares of our common stock and undesignated shares of our preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of our management. If, in the exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in our company’s best interest, such shares could be issued by our board of directors without shareholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent shareholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of our incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Our articles of incorporation grant our board of directors broad power to establish the rights and preferences of our authorized and unissued preferred stock, one or more series of which could be issued that would entitle the holders thereof to:

•	vote separately as a class on any proposed merger or consolidation;

•	cast a proportionately larger vote together with our common stock, Series A Preferred Stock and Series B Preferred Stock on any such transaction or for all purposes;

•	elect directors having terms of office or voting rights greater than those of our other directors;

•	convert such preferred stock into a greater number of shares of our common stock or other securities;

•	demand redemption at a specified price under prescribed circumstances related to a change of control; or

•	exercise other rights designed to impede a takeover.

      The issuance of shares of preferred stock pursuant to our board of directors’ authority described above may adversely effect the rights of the holders of our common stock.

Certain Provisions of Louisiana Law

      Although an attempted takeover of our company is made unlikely by virtue of the ownership or control by our board of directors and management of more than 50% of the total voting power of our capital stock, the provisions of Louisiana law described below may have the effect of making more difficult, or discouraging, an acquisition of our company deemed undesirable by our board of directors. The following descriptions are abbreviated summaries of detailed and complex statutes. For a complete understanding of these statutes, you should read them in their entirety.

Louisiana Control Share Acquisition Statute

Requirements of the Statute

      Louisiana’s control share acquisition statute (La. R.S. 12:135 et seq.) provides that any shares acquired by a person or group in an acquisition that causes such person or group to have the power to direct the exercise of voting power in the election of directors in excess of 20%, 33 1/3% or 50% thresholds shall have only such voting power as shall be accorded by the holders of all shares other than “interested shares” at a meeting called for the purpose of considering the voting power to be accorded to such shares. “Interested shares” include all shares as to which the acquiror, any officer of the company and any director of the company who is also an employee of the company may exercise or direct the exercise of voting power. If a meeting of shareholders is held to consider the voting rights to be accorded to the acquiror and the shareholders do not vote to accord voting rights to such shares, a company may have the right to redeem the shares held by the acquiror for their fair value.

Effects of the Statute

      The statute may have the effect of making more difficult, or discouraging, an acquisition of our company deemed undesirable by our board of directors, although, as noted above, an attempted takeover of our company is made unlikely by virtue of the ownership or control by our board of directors and management of more than 50% of the total voting power of our capital stock.

Exclusion from Statute

      The control share acquisition statute permits the articles of incorporation or by-laws of a company to exclude from the statute’s application acquisitions occurring after the adoption of the exclusion. Our by-laws do contain such an exclusion; however, our board of directors or shareholders, by an amendment to our by-laws, could reverse this exclusion.

Louisiana Fair Price Protection Statute

Requirements of the Statute

      Louisiana’s fair price protection statute (La. R.S. 12:132 et seq.) is designed to discourage any party from (i) acquiring direct or indirect control of 10% or more of the voting power of certain Louisiana corporations (including our company) in the first step of a transaction and then, in a second step, squeezing out the remaining shareholders for a lower price or less favorable form of consideration, or (ii) engaging in other inequitable practices. Unless the second-step transaction meets certain requirements as to price and terms and satisfies other procedural requirements, the statute permits the second-step transaction to be accomplished only if it is recommended by the company’s board of directors and approved by a supermajority vote of:

•	80% of the votes entitled to be cast by outstanding shares of the company’s voting stock voting together as a single voting group, and

•	two-thirds of the votes entitled to be cast by holders of voting stock, other than voting stock held by the acquiring party and its affiliates, voting together as a single group.

      These supermajority voting requirements apply unless:

•	the acquiring party, in the second step of the transaction, pays the other shareholders a price at least equal to the highest price per share paid by the acquiring party for company securities in the first-step transaction or within the two-year period immediately prior to the announcement date of the second-step transaction and, in addition, the form of consideration paid in the second-step transaction is cash or is the same as in the first-step transaction,

•	the company has not failed to declare and pay timely any dividends payable on preferred stock or reduced the annual rate of dividends, if any, paid on common stock,

•	the acquiring party has not received from the company any loans, guarantees or other financial assistance, and

•	certain other procedural requirements are met.

      The supermajority voting requirements also do not apply, and the entire statute is, in effect, made inapplicable, if the company’s board of directors has exempted the acquiring shareholder and its affiliates from the application of those requirements before the first-step transaction.

Effects of the Statute

      The fair price protection statute is designed to prevent a purchaser from utilizing two-tier pricing and similar inequitable tactics in an attempted takeover. Without the fair price protection statute, a purchaser who acquired control of our company in the first step of a transaction could more easily compel the remaining shareholders in the second-step transaction to accept a lower price or less desirable form of consideration than that given to our other shareholders. The statute encourages potential purchasers to extend their offers to all shareholders and to negotiate the transaction with our board of directors prior to acquiring a substantial amount of our stock.

      The statute may make it more costly for a purchaser to acquire control of our company because it requires higher percentage requirements for shareholder approval, and may cause the purchaser to pay a higher price to other shareholders. Thus, the statute may discourage such purchases, particularly those for less than all of our outstanding shares, and may therefore deprive at least some of our shareholders of an opportunity to sell their stock at attractive prices.

Exemptions Previously Granted

      Pursuant to the authority granted by the Louisiana fair price protection statute, our board of directors has irrevocably exempted from the statute’s supermajority voting requirements, and therefore has made the statute inapplicable to, transactions involving:

•	John N. Kapoor, Ph.D, the chairman of our board of directors and the Kapoor Trust or any beneficiary of the trust, who first invested in our company in November 1990;

•	any of the investors in the Exchange Transaction (i.e., our October 2003 financing transaction pursuant to which we issued our Series A Preferred Stock);

•	any of the investors in our August 2004 financing transaction pursuant to which we issued our Series B Preferred Stock; or

•	any affiliate or associate (as such terms are defined in the statute) of any of the foregoing persons and entities.

      In each case, this action was taken by our board because the exempted parties required the action to be taken as a condition to their initial investments in our company.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Computershare Investor Services, LLC. We serve as transfer agent and registrar for our Series A Preferred Stock and Series B Preferred Stock.

LEGAL MATTERS

      The validity of the shares of common stock being offered hereby will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., New Orleans, Louisiana.

EXPERTS

      Our financial statements as of and for the year ended December 31, 2003, included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, independent registered public accountants, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting. Such report contains an explanatory paragraph regarding our ability to continue as a going concern.

      The financial statements as of December 31, 2002 and for the years ended December 31, 2002 and 2001 included in this prospectus and registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere in this registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph relating to our ability to continue as a going concern), and is included in reliance upon such report given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-1 under the Securities Act, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of Akorn, Inc., filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the SEC.

      We are subject to the informational requirements of the Exchange Act, which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected at public reference room of the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549. Copies of such material can be obtained from the facility at prescribed rates. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s website at http://www.sec.gov or our website at http://www.akorn.com. Information contained in our web site is not part of this prospectus.

      Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of our contract or other document we have filed as an exhibit to the registration statement for complete information.

      You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document. We furnish our stockholders with annual reports containing audited financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders

Akorn, Inc.
Buffalo Grove, Illinois

      We have audited the accompanying consolidated balance sheets of Akorn, Inc. and Subsidiary as of December 31, 2003 and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Akorn, Inc. and Subsidiary at December 31, 2003 and the results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note A to the consolidated financial statements, the Company has suffered recurring losses from operations in recent years, has a net working capital deficiency at December 31, 2003, and is involved in certain ongoing governmental proceedings that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BDO Seidman, LLP

Chicago, Illinois

February 20, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Akorn, Inc.:

      We have audited the accompanying consolidated financial statements of Akorn, Inc. and subsidiary (the “Company”) as of December 31, 2002, and for each of the two years in the period ended December 31, 2002, as listed in the Index to Financial Statements at page F-1. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Akorn, Inc. and subsidiary at December 31, 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

      The accompanying consolidated financial statements for the year ended December 31, 2002 have been prepared assuming that the Company will continue as a going concern. As discussed in Notes A and N to the consolidated financial statements, the Company’s losses from operations in recent years, working capital deficiency as of December 31, 2002, the need to refinance or extend its debt on a long-term basis and the need to successfully resolve the ongoing governmental proceedings, raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note A. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Deloitte & Touche LLP

Chicago, Illinois

May 9, 2003

AKORN, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

	(Dollars in thousands,
	except par value data)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$218	$364
Trade accounts receivable (less allowance for doubtful accounts of $609 and $1,200 at December 31, 2003 and 2002, respectively)	1,626	1,421
Inventories	7,807	10,401
Income taxes recoverable	45	670
Prepaid expenses and other current assets	899	383

TOTAL CURRENT ASSETS	10,595	13,239
OTHER ASSETS
Intangibles, net	12,872	14,142
Investment in Novadaq Technologies	713	713
Other	1,328	130

TOTAL OTHER ASSETS	14,913	14,985
PROPERTY, PLANT AND EQUIPMENT, NET	33,907	35,314

TOTAL ASSETS	$59,415	$63,538

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current installments of long-term debt	$4,156	$35,859
Trade accounts payable	5,411	5,756
Accrued compensation	510	836
Accrued expenses and other liabilities	1,882	1,352

TOTAL CURRENT LIABILITIES	11,959	43,803
Long-term debt, less current installments	13,777	7,799
Redeemable preferred stock, $1.00 par value — 5,000,000 shares authorized; 257,172 issued as of December 31, 2003	21,132	—
Other long-term liabilities	1,156	584

TOTAL LIABILITIES	48,024	52,186

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Common stock, no par value — 40,000,000 shares authorized; 19,825,296 and 19,656,582 shares issued and outstanding at December 31, 2003 and 2002, respectively	25,506	25,350
Warrants to acquire common stock	13,724	1,516
Accumulated deficit	(27,839)	(15,514)

TOTAL SHAREHOLDERS’ EQUITY	11,391	11,352

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$59,415	$63,538

See notes to the consolidated financial statements.

AKORN, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2003	2002	2001

	(In thousands, except per share data)
Revenues	$45,491	$51,419	$41,545
Cost of sales	33,343	30,882	35,147

GROSS PROFIT	12,148	20,537	6,398
Selling, general and administrative expenses	16,015	19,043	17,935
Provision (recovery) for bad debts	(471)	(55)	4,480
Amortization and write down of intangibles	1,415	3,228	2,459
Research and development expenses	1,465	1,886	2,598

OPERATING EXPENSES	18,424	24,102	27,472

OPERATING LOSS	(6,276)	(3,565)	(21,074)
Interest expense	(3,157)	(3,150)	(3,768)
Loss on Exchange Transaction	(3,102)	—	—
Other income (expense), net	39	2	(84)

LOSS BEFORE INCOME TAXES	(12,496)	(6,713)	(24,926)
Income tax (benefit) provision	(171)	6,239	(9,780)

NET LOSS	$(12,325)	$(12,952)	$(15,146)

NET LOSS PER SHARE:
BASIC	$(0.62)	$(0.66)	$(0.78)

DILUTED	$(0.62)	$(0.66)	$(0.78)

SHARES USED IN COMPUTING NET LOSS PER SHARE:
BASIC	19,745	19,589	19,337

DILUTED	19,745	19,589	19,337

See notes to the consolidated financial statements.

AKORN, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2003, 2002 and 2001

			Warrants	Retained
	Common Stock		to Acquire	Earnings
			Common	(Accumulated
	Shares	Amount	Stock	Deficit)	Total

	(In thousands)
Balances at December 31, 2000	19,247	$22,647	$—	$12,584	$35,231
Net loss	—	—	—	(15,146)	(15,146)
Warrants issued in connection with convertible debentures	—	—	1,516	—	1,516
Intrinsic value of conversion feature in connection with the issuance of convertible debentures	—	1,508	—	—	1,508
Exercise of stock options	175	583	—	—	583
Shares issued in connection with the employee stock purchase plan	44	138	—	—	138

Balances at December 31, 2001	19,466	24,876	1,516	(2,562)	23,830
Net loss				(12,952)	(12,952)
Intrinsic value of conversion feature in connection with the issuance of convertible debentures	—	114	—	—	114
Exercise of stock options	92	253	—	—	253
Shares issued in connection with the employee stock purchase plan	99	107	—	—	107

Balances at December 31, 2002	19,657	25,350	1,516	(15,514)	11,352
Net loss	—	—	—	(12,325)	(12,325)
Exchange Transaction Warrants:
Issued to preferred stockholders	—	—	9,188	—	9,188
Issued to bank note guarantors	—	—	1,166	—	1,166
Issued to subordinate noteholders	—	—	336	—	336
Due to consultants	—	—	1,518	—	1,518
Exercise of stock options	42	40	—	—	40
Shares issued in connection with the employee stock purchase plan	127	116	—	—	116

Balances at December 31, 2003	19,826	$25,506	$13,724	$(27,839)	$11,391

See notes to the consolidated financial statements.

AKORN, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2003	2002	2001

	(Dollars in thousands)
OPERATING ACTIVITIES
Net loss	$(12,325)	$(12,952)	$(15,146)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	4,128	4,510	4,286
Impairment of long-lived assets	—	2,362	2,132
Non-cash net loss on Exchange Transaction	(1,518)	—	—
Non-cash expense on related to preferred stock	589	—	—
Loss (gain) on disposal of long-lived assets	(36)	(23)	78
Deferred income taxes	—	5,919	(2,813)
Amortization of debt discount	509	519	431
Changes in operating assets and liabilities: Trade accounts receivable	(350)	4,481	10,722
Income taxes recoverable	625	5,870	(6,540)
Inventory	2,594	(2,266)	5,923
Prepaid expenses and other assets	257	179	428
Trade accounts payable	(217)	2,721	(2,865)
Accrued expenses and other liabilities	776	(1,963)	2,920

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(1,932)	9,357	(444)
INVESTING ACTIVITIES
Purchases of property, plant and equipment	(1,819)	(5440)	(3,626)
Proceeds from sale of long-lived assets	76	125	—
Purchase of product intangibles and product licensing fees			(500)

NET CASH USED IN INVESTING ACTIVITIES	(1,743)	(5,315)	(4,126)
FINANCING ACTIVITIES
Proceeds under stock option and stock purchase plans	156	474	721
Repayments of long-term debt	(6,352)	(11,994)	(1,153)
Proceeds from issuance of long-term debt	9,166	2,487	8,034
Increase in current line of credit	1,500	—	—
Costs incurred in Exchange Transaction	(941)	—	—
Proceeds from issuance of stock warrants	—	—	1,516

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	3,529	(9,033)	9,118

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(146)	(4,991)	4,548
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	364	5,355	807

CASH AND CASH EQUIVALENTS AT END OF YEAR	$218	$364	$5,355

See notes to the consolidated financial statements.

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A —	Business and Basis of Presentation

      Business: Akorn, Inc. and its wholly owned subsidiary, Akorn (New Jersey), Inc. (collectively, the “Company”) manufacture and market diagnostic and therapeutic pharmaceuticals in specialty areas such as ophthalmology, rheumatology, anesthesia and antidotes, among others. Customers, including physicians, optometrists, wholesalers, group purchasing organizations and other pharmaceutical companies, are served primarily from three operating facilities in the United States.

      Basis of Presentation: The Company’s losses from operations in recent years and working capital deficiencies, together with the need to successfully resolve its ongoing compliance matters with the Food and Drug Administration (“FDA”), have raised substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

      On October 7, 2003, a significant threat to the Company’s ability to continue as a going concern was resolved when the Company consummated a transaction with a group of investors that resulted in the extinguishment of the Company’s then outstanding senior bank debt in the amount of approximately $37,731,000 in exchange for shares of the Company’s convertible preferred stock, warrants to purchase shares of the Company’s common stock, subordinated promissory notes in the aggregate amount of $2,767,139 and a new credit facility under which approximately $7,000,000 was outstanding as of the date of the transaction, $5,473,862 of which was paid to the investors in the transaction. For more information regarding this transaction, see Note G — “Financing Arrangements”.

      While the Company generated positive cash flow from operating activities in 2002 it used $1,932,000 in cash from operations in 2003. As of December 31, 2003, the Company had $218,000 in cash and cash equivalents and had approximately $3.5 million of undrawn availability under its new line of credit. The Company believes that the new line of credit, together with cash generated from operations, will be sufficient to meet the cash requirements for operating the Company’s business, although there can be no assurance of this sufficiency.

      Although the Company has refinanced its debt on a long-term basis as described above, it continues to be subject to ongoing FDA compliance matters that could have a material adverse effect on the Company. See Note N — “Commitments and Contingencies” for further description of these matters. The Company is working with the FDA to favorably resolve such compliance matters and has submitted to the FDA and continues to implement a plan for comprehensive corrective actions at its Decatur, Illinois facility. On February, 11, 2004, the FDA began an inspection of the Decatur facility. This inspection is still ongoing as of March 2004. The management of the Company believes that the Company will successfully resolve these compliance matters with the FDA. In addition, if the Company is enjoined from further violations, including a temporary suspension of some or all operations of the Decatur facility, management believes it will be able to successfully manage through this situation. There can be no guarantee that the FDA matters will be successfully resolved, and if the Company is not successful in doing so, there remains substantial doubt about the Company’s ability to continue as a going concern.

      The Company has added key management personnel, including the appointment in early 2003 of a new chief executive officer and additional personnel in critical areas. Management has reduced the Company’s cost structure, improved the Company’s processes and systems and implemented strict controls over capital spending. Management believes these activities will continue to improve the Company’s results of operations, cash flow from operations and its future prospects.

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As a result of all of the factors cited in the preceding paragraphs, management of the Company believes that the Company should be able to sustain its operations and continue as a going concern. However, the ultimate outcome of this uncertainty cannot be presently determined and, accordingly, there remains substantial doubt as to whether the Company will be able to continue as a going concern.

Note B —	Summary of Significant Accounting Policies

      Consolidation: The accompanying consolidated financial statements include the accounts of Akorn, Inc. and its wholly owned subsidiary, Akorn (New Jersey) Inc. Intercompany transactions and balances have been eliminated in consolidation.

      Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates and assumptions for the Company relate to the allowance for doubtful accounts, the allowance for chargebacks, the allowance for rebates, the reserve for slow-moving and obsolete inventories, the allowance for product returns, the allowance for discounts, the carrying value of intangible assets and the carrying value of deferred income tax assets.

      Revenue Recognition: The Company recognizes product sales for its ophthalmic and injectable business segments upon the shipment of goods for customers whose terms are FOB shipping point. The Company has certain customers whose terms are FOB destination point and recognizes revenue upon delivery of the product to these customers. Revenue is recognized when all obligations of the Company have been fulfilled and collection of the related receivable is probable.

      The Contract Services segment, which produces products for third party customers, based upon their specification, at a pre-determined price, also recognizes sales upon the shipment of goods or upon delivery of the product as appropriate. Revenue is recognized when all obligations of the Company have been fulfilled and collection of the related receivable is probable.

      Provision for estimated doubtful accounts, chargebacks, rebates, discounts and product returns is made at the time of sale and is analyzed and adjusted, if necessary, at each balance sheet date.

      Cash Equivalents: The Company considers all highly liquid investments with maturity of three months or less, when purchased, to be cash equivalents.

      Accounts Receivable: The nature of the Company’s business inherently involves, in the ordinary course, significant amounts and substantial volumes of transactions and estimates relating to allowances for doubtful accounts, product returns, chargebacks, rebates and discounts given to customers. This is a natural circumstance of the pharmaceutical industry and not specific to the Company and inherently lengthens the collection process. Depending on the product, the end-user customer, the specific terms of national supply contracts and the particular arrangements with the Company’s wholesaler customers, certain rebates, chargebacks and other credits are deducted from the Company’s accounts receivable. The process of claiming these deductions depends on wholesalers reporting to the Company the amount of deductions that were earned under the respective terms with end-user customers (which, in turn, depends on which end-user customer with different pricing arrangements might be entitled to a particular deduction). This process can lead to “partial payments” against outstanding invoices as the wholesalers take the claimed deductions at the time of payment.

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Unless otherwise noted, the provisions and allowances for the following customer deductions are reflected in the accompanying financial statements as reductions of revenues and trade accounts receivable, respectively.

      Chargebacks and Rebates: The Company enters contractual agreements with certain third parties such as hospitals and group-purchasing organizations to sell certain products at predetermined prices. The parties have elected to have these contracts administered through wholesalers that buy the product from the Company. When a wholesaler sells products to one of the third parties that is subject to a contractual price agreement, the difference between the price paid to the Company by the wholesaler and the price under contract is charged back to the Company by the wholesaler. The Company tracks sales and submitted chargebacks by product number for each wholesaler. Utilizing this information, the Company estimates a chargeback percentage for each product. The Company reduces gross sales and increases the chargeback allowance by the estimated chargeback amount for each product sold to a wholesaler. The Company reduces the chargeback allowance when it processes a request for a chargeback from a wholesaler. Actual chargebacks processed can vary materially from period to period.

      Management obtains certain wholesaler inventory reports to aid in analyzing the reasonableness of the chargeback allowance. The Company assesses the reasonableness of its chargeback allowance by applying the product chargeback percentage based on historical activity to the quantities of inventory on hand per the wholesaler inventory reports.

      Similarly, the Company maintains an allowance for rebates related to contract and other programs with certain customers. Rebate percentages vary by product and by volume purchased by each eligible customer. The Company tracks sales by product number for each eligible customer and then applies the applicable rebate percentage, using both historical trends and actual experience to estimate its rebate allowance. The Company reduces gross sales and increases the rebate allowance by the estimated rebate amount when the Company sells its products to its rebate-eligible customers. The Company reduces the rebate allowance when it processes a customer request for a rebate. At each balance sheet date, the Company evaluates the allowance against actual rebates processed and such amount can vary materially from period to period.

      The recorded allowances reflect the Company’s current estimate of the future chargeback and rebate liability to be paid or credited to its wholesaler customers under the various contracts and programs. For the years ended December 31, 2003, 2002 and 2001, the Company recorded chargeback and rebate expense of $12,836,000, $15,418,000, and $28,655,000, respectively. The allowance for chargebacks and rebates was $4,804,000 and $4,302,000 as of December 31, 2003 and 2002.

      Product Returns: Certain of the Company’s products are sold with the customer having the right to return the product within specified periods and guidelines for a variety of reasons, including but not limited to pending expiration dates. Provisions are made at the time of sale based upon tracked historical experience, by customer in some cases. In evaluating month end allowance balances, the Company considers actual returns to date that are in process, the expected impact of product recalls and the wholesaler’s inventory information to assess the magnitude of unconsumed product that may result in a product return to the Company in the future. Actual returns processed can vary materially from period to period. For the years ended December 31, 2003, 2002, and 2001 the Company recorded a provision for product returns of $2,085,000, $2,574,000, and $4,103,000, respectively. The allowance for potential product returns was $1,077,000 and $1,166,000 at December 31, 2003 and 2002, respectively.

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Doubtful Accounts: Provisions for doubtful accounts, which reflects trade receivable balances owed to the Company that are believed to be uncollectible, are recorded as a component of selling general and administrative expenses. In estimating the allowance for doubtful accounts, the Company has:

•	Identified the relevant factors that might affect the accounting estimate for allowance for doubtful accounts, including: (a) historical experience with collections and write-offs; (b) credit quality of customers; (c) the interaction of credits being taken for discounts, rebates, allowances and other adjustments; (d) balances of outstanding receivables, and partially paid receivables; and (e) economic and other exogenous factors that might affect collectibility (e.g., bankruptcies of customers, “channel” factors, etc.).

•	Accumulated data on which to base the estimate for allowance for doubtful accounts, including: (a) collections and write-offs data; (b) information regarding current credit quality of customers; and (c) information regarding exogenous factors, particularly in respect of major customers.

•	Developed assumptions reflecting management’s judgments as to the most likely circumstances and outcomes, regarding, among other matters: (a) collectibility of outstanding balances relating to “partial payments;” (b) the ability to collect items in dispute (or subject to reconciliation) with customers; and (c) economic and other exogenous factors that might affect collectibility of outstanding balances — based upon information available at the time.

      For the years ended December 31, 2003, 2002 and 2001, the Company recorded a provision (recovery) for doubtful accounts of ($471,000), ($55,000), and $4,480,000, respectively. The allowance for doubtful accounts was $609,000, and $1,200,000 as of December 31, 2003 and 2002, respectively. As of December 31, 2003, the Company had a total of $2,118,000 of past due gross accounts receivable, of which $506,000 was over 60 days past due. The Company performs monthly a detailed analysis of the receivables due from its wholesaler customers and provides a specific reserve against known uncollectible items for each of the wholesaler customers. The Company also includes in the allowance for doubtful accounts an amount that it estimates to be uncollectible for all other customers based on a percentage of the past due receivables. The percentage reserved increases as the age of the receivables increases. Of the recorded allowance for doubtful accounts as of December 31, 2003 of $609,000, the portion related to the wholesaler customers is $385,000 with the remaining $224,000 reserve for all other customers.

      Discounts: Cash discounts are available to certain customers based on agreed upon terms of sale. The Company evaluates the discount reserve balance against actual discounts taken. For the years ended December 31, 2003, 2002 and 2001, the Company recorded a provision for discounts of $689,000, $1,014,000 and $886,000 respectively. Prior to 2001, the Company did not grant discounts. The allowance for discounts was $94,000 and $172,000 as of December 31, 2003 and 2002, respectively.

      Inventories: Inventories are stated at the lower of cost (average cost method) or market (see Note D — “Inventories”). The Company maintains an allowance for slow-moving and obsolete inventory. For finished goods inventory, the Company estimates the amount of inventory that may not be sold prior to its expiration or is slow moving based upon recent sales activity by unit and wholesaler inventory information. The Company also analyzes its raw material and component inventory for slow moving items. For the years ended December 31, 2003, 2002 and 2001, the Company recorded a provision for inventory obsolescence of $940,000, $838,000, and $1,830,000, respectively. The allowance for inventory obsolescence was $917,000 and $1,206,000 as of December 31, 2003 and 2002, respectively.

      Intangibles: Intangibles consist primarily of product licensing and other such costs that are capitalized and amortized on the straight-line method over the lives of the related license periods or the estimated life of the acquired product, which range from 17 months to 18 years. Accumulated amortization at December 31, 2003 and 2002 was $9,958,000 and $8,543,000 respectively. Amortization Expenses was $1,415,000, $1,411,000 and $1,494,000 for the years ending December 31, 2003, 2002 and

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2001, respectively. The Company regularly assesses the impairment of intangibles based on several factors, including estimated fair market value and anticipated cash flows. In 2002, the Company recorded impairment charges on certain intangible assets (see Note R — “Asset Impairment Charges”).

      The amortization expense of acquired intangible assets, absent any further impairments, for each of the five years ending December 31, 2008 will be as follows (in thousands):

For the year ended 12/31/04	$1,430
For the year ended 12/31/05	1,383
For the year ended 12/31/06	1,311
For the year ended 12/31/07	1,282
For the year ended 12/31/08	1,282

      Property, Plant and Equipment: Property, plant and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method in amounts considered sufficient to amortize the cost of the assets to operations over their estimated service lives or lease terms. The average estimated service lives of buildings, leasehold improvements, furniture and equipment, and automobiles are approximately 30, 10, 10, and 5 years, respectively. Depreciation Expense was $3,058,000, $3,098,000 and $2,799,000 for 2003, 2002 and 2001, respectively.

      Net Loss Per Common Share: Basic net loss per common share is based upon weighted average common shares outstanding. Diluted net loss per common share is based upon the weighted average number of common shares outstanding, including the dilutive effect, if any, of stock options, warrants and convertible securities using the treasury stock and if converted methods. However, due to net losses in each of the last three years, the Company had no dilutive stock options, warrants or convertible securities. Antidilutive shares excluded from the computation of diluted net loss per share include 8,053,000, 7,528,000 and 7,412,000 for 2003, 2002 and 2001, respectively, related to options, warrants and convertible debt. Additionally, for 2003 antidilutive shares include 45,349,000 related to warrants and the convertible preferred stock issued in the Exchange Transaction.

      Stock Based Compensation: The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The Company accounts for the plans under APB Opinion No. 25, under which no compensation cost has been recognized for the stock option awards to employees, since the exercise price of the options granted is equal to the market value on the date of the grant. See Note J — “Stock Options and Employee Stock Purchase Plan”.

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Had compensation cost for the Company’s stock-based compensation plans been determined based on SFAS No. 123, the Company’s loss and net loss per share for the years ended December 31, 2003, 2002 and 2001 would have been the pro forma amounts indicated below (in thousands, except per share amounts):

	2003	2002	2001

Net loss, as reported	$(12,325)	$(12,952)	$(15,146)
Add stock based employee compensation expense, included in reported net loss, net of tax	—	—	—
Deduct total stock-based employee compensation expense determined under fair-value-based method for all rewards, net of income tax	$(1,969)	$(1,665)	$(1,754)

Pro forma net loss	$(14,294)	$(14,617)	$(16,900)
Basic and diluted loss per common share of stock
As reported	$(0.62)	$(0.66)	$(0.78)

Pro forma	$(0.72)	$(0.75)	$(0.87)

      Income Taxes: Deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and net operating loss and other tax credit carryforwards. These items are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce the deferred income tax assets to the amount that is more likely than not to be realized.

      Fair Value of Financial Instruments: The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and term debt. The fair values of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments. The carrying amounts of the Company’s bank and subordinated borrowings approximate fair value because the interest rates are reset periodically to reflect current market rates.

      Reclassifications: Certain prior year amounts have been reclassified to conform to 2003’s presentation.

Note C — Allowance for Customer Deductions

      The activity in various allowance accounts is as follows (in thousands):

	Doubtful Accounts			Returns
	Years Ended December 31,			Years Ended December 31,

	2003	2002	2001	2003	2002	2001

Balance at beginning of year	$1,200	$3,706	$8,321	$1,166	$548	$232
Provision (recovery)	(471)	(55)	4,480	2,085	2,574	4,103
Charges	(120)	(2,451)	(9,095)	(2,174)	(1,956)	(3,787)

Balance at end of year	$609	$1,200	$3,706	$1,077	$1,166	$548

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Discounts			Chargebacks and Rebates
	Years Ended December 31,			Years Ended December 31,

	2003	2002	2001	2003	2002	2001

Balance at beginning of year	$172	$143	$0	$4,302	$4,190	$3,296
Provision (recovery)	689	1,014	886	12,836	15,418	28,655
Charges	(767)	(985)	(743)	(12,334)	(15,306)	(27,761)

Balance at end of year	$94	$172	$143	$4,804	$4,302	$4,190

Note D —	Inventories

      The components of inventories are as follows (in thousands):

	December 31,

	2003	2002

Finished goods	$3,510	$3,460
Work in process	1,385	1,877
Raw materials and supplies	2,912	5,064

	$7,807	$10,401

      In addition to the above, the Company has prepaid for future deliveries of inventories from its vendors of $648,000 and $65,000 as of December 31, 2003 and 2002, respectively. The Company maintains an allowance for excess and obsolete inventory. The activity in this account is as follows:

	Years Ended December 31,

	2003	2002	2001

Balance at beginning of year	$1,206	$1,845	$3,171
Provision (recovery)	940	838	1,830
Charges	(1,229)	(1,477)	(3,156)

Balance at end of year	$917	$1,206	$1,845

Note E —	Investment in Novadaq Technologies

      In the first quarter of 2002, the Company received an equity ownership in Novadaq Technologies, Inc., (“Novadaq”), of 4,000,000 common shares (representing approximately 16.4% of the outstanding shares) as part of the settlement between the Company and Novadaq (See Note N — “Commitments and Contingencies”). The Company had previously advanced $690,000 to Novadaq for development costs and recorded these advances as an intangible asset. Based on the settlement, the Company has reclassified these advances as an Investment in Novadaq.

      In the fourth quarter of 2002, the Company received an additional 132,000 shares of Novadaq, valued at $23,000 which was recorded as a gain in 2002 pursuant to a pre-existing agreement with another third party.

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note F —	Property, Plant and Equipment

      Property, plant and equipment consists of the following (in thousands):

	December 31,

	2003	2002

Land	$396	$396
Buildings and leasehold improvements	8,890	8,890
Furniture and equipment	27,117	27,390
Automobiles	55	55

	36,458	36,731
Accumulated depreciation	(21,636)	(19,236)

	14,822	17,495
Construction in progress	19,085	17,819

	$33,907	$35,314

      Construction in progress represents capital expenditures principally related to the Company’s lyophilization project that will enable the Company to perform processes in-house, which are currently being performed by a sub-contractor. The Company capitalized interest expense related to the lyophilization project of $1,166,000 and $1,150,000 in 2003 and 2002, respectively. Subject to the Company’s ability to generate sufficient operating cash flow or obtain new financing for future operations and capital expenditures, the Company anticipates completion of the lyophilization project (principally including only validation of the process as of December 31, 2003) in the first half of 2005. Future costs are estimated to be $1.0 million excluding capitalized interest. The Company can make no assurances that it will be able to complete this project within its estimated timeframe or at all, and if not, material impairment charges may be required. In the third quarter of 2002, the Company recorded a charge of $545,000 in Selling General & Administrative expense to write off abandoned construction projects and dispose of certain other fixed assets.

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note G — Financing Arrangements

      The Company’s long-term debt consists of (in thousands):

	December 31,

	2003	2002

Credit Agreement with The Northern Trust Company	$—	$35,565
Credit Agreement with LaSalle Bank:
Revolver	1,500	—
Term Loans	6,415	—
Convertible subordinated debentures	5,000	5,000
Mortgages payable	1,623	1,917
Promissory note to NeoPharm, Inc.	3,250	3,250
2003 Subordinated Notes	2,767	—

	20,555	45,732
Less unamortized discount on debt	2,622	2,074
Less current portion	4,156	35,859

Long-term debt	$13,777	$7,799

      Maturities of debt are as follows (in thousands):

Year ending December 31:
2004	$4,156
2005	4,415
2006	11,382
2007	394
2008	208

Total	$20,555

      In December 1997, the Company entered into a $15,000,000 revolving credit agreement with The Northern Trust Company (“Northern Trust”), which was increased to $25,000,000 on June 30, 1998 and to $45,000,000 on December 28, 1999. Borrowings under this credit agreement were secured by substantially all of the assets of the Company and bore floating interest rates that were 7.25% at September 30, 2003 and December 31, 2002, respectively.

      The Company went into default under the Northern Trust credit agreement in 2002 and thereafter operated under an agreement under which Northern Trust would agree to forbear from exercising its remedies (the “Forbearance Agreement”) and the Company acknowledged its then-current default. The Forbearance Agreement provided for borrowings and was extended on numerous occasions in 2003.

      On October 7, 2003, a group of investors (the “Investors”) purchased all of the Company’s then outstanding senior bank debt from The Northern Trust Company, a balance of $37,731,000, at a discount and exchanged such debt with the Company (the “Exchange Transaction”) for (i) 257,172 shares of Series A 6.0% Participating Convertible Preferred Stock of the Company (“Series A Preferred Stock”), (ii) subordinated promissory notes in the aggregate principal amount of $2,767,139 (the “2003 Subordinated Notes”), (iii) warrants to purchase an aggregate of 8,572,400 shares of the Company’s common stock with an exercise price of $1.00 per share (“Series A Warrants”), and (iv) $5,473,862 in cash from the proceeds of the term loan under the New Credit Facility described in a following paragraph.

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The 2003 Subordinate Notes and cash were issued by the Company to (a) The John N. Kapoor Trust dtd 9/20/89 (the “Kapoor Trust”), the sole trustee and sole beneficiary of which is Dr. John N. Kapoor, the Company’s Chairman of the Board of Directors and the holder of a significant stock position in the Company, (b) Arjun Waney, a newly-elected director and the holder of a significant stock position in the Company, and (c) Argent Fund Management Ltd., for which Mr. Waney serves as Chairman and Managing Director and 51% of which is owned by Mr. Waney. The Company also issued to the holders of the 2003 Subordinated Notes warrants to purchase an aggregate of 276,714 shares of common stock with an exercise price of $1.10 per share (“Note Warrants”).

      As a result of the Exchange Transaction, the Company recorded transaction costs of approximately $3.1 million. The transaction costs consisted principally of cash and securities owed to restructuring and investment banking professionals that provided services directly related to the extinguishments.

      In accounting for the Exchange Transaction, the Company first reduced the carrying amount of the Northern Trust debt by the cash paid to Investors. The remaining carrying value was then allocated among the three securities issued to fully extinguish the debt based on the relative fair values of those securities. Accordingly, the Series A Preferred Stock, the 2003 Subordinated Notes and the Series A Warrants were initially recorded at $20,874,000, $2,046,000 and $9,337,000, respectively, before, in the case of the 2003 Subordinated Notes, the discount described below and before, in the case of the stock securities, related issuance costs of $480,000. The fair value of the Series A Warrants was estimated by the Company using the same method and estimates as described for the warrants issued with the 2003 Subordinated Notes. All unexercised warrants expire on October 7, 2006.

      Simultaneously with the consummation of the Exchange Transaction, the Company entered into a credit agreement with LaSalle Bank National Association (“LaSalle Bank”) providing the Company with $7,000,000 of term loans and a revolving line of credit of up to $5,000,000 to provide for working capital needs (collectively, the “New Credit Facility”) secured by substantially all of the assets of the Company. The obligations of the Company under the New Credit Facility have been guaranteed by the Kapoor Trust and Arjun Waney. In exchange for this guaranty, the Company issued additional warrants (“Guarantee Warrants”) to purchase 880,000 and 80,000 shares of common stock to the Kapoor Trust and Arjun Waney, respectively, and has agreed to issue to each of them, on each anniversary of the date of the consummation of the Exchange Transaction, warrants to purchase an additional number of shares of common stock equal to 0.08 multiplied by the principal dollar amount of the Company’s indebtedness then guaranteed by them under the New Credit Facility. The warrants issued in exchange for these guarantees have an exercise price of $1.10 per share.

      The New Credit Facility with LaSalle Bank consists of a $5,500,000 term loan A, a $1,500,000 term loan B (collectively, the “Term Loans”) as well as a revolving line of credit of up to $5,000,000 (the “Revolver”) secured by substantially all of the assets of the Company. The New Credit Facility matures on October 7, 2005. The Term Loans bear interest at prime plus 1.75% (5.75% at December 31, 2003) and require principal payments of $195,000 per month commencing October 31, 2003, with the payments first to be applied to term loan B. The Revolver bears interest at prime plus 1.50% (5.50% as of December 31, 2003). Availability under the Revolver is determined by the sum of (i) 80% of eligible accounts receivable, (ii) 30% of raw material, finished goods and component inventory excluding packaging items, not to exceed $2.5 million and (iii) the difference between 90% of the forced liquidation value of machinery and equipment ($4,092,000) and the sum of $1,750,000 and the outstanding balance under term loan B. The availability as of December 31, 2003 was $3,500,000. The New Credit Facility contains certain restrictive covenants including but not limited to certain financial covenants such as minimum EDITDA levels, Fixed Charge Coverage Ratios, Senior Debt to EBITDA ratios and Total Debt to EBITDA ratios. The Company has negotiated an amendment to the New Credit Facility effective December 31, 2003 that will clarify certain covenant computations and waive certain technical violations.

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The New Credit Facility also contains subjective covenants providing that the Company would be in default if, in the judgment of the lenders, there is a material adverse change in the financial condition of the Company. Because the New Credit Facility also requires the Company to maintain its deposit accounts with LaSalle Bank, the existence of these subjective covenants, pursuant to EITF Abstract No. 95-22, requires that the Company classify outstanding borrowings under the Revolver as a current liability.

      On July 12, 2001 the Company entered into a $5,000,000 convertible subordinated debt transaction with the Kapoor Trust. The transaction is evidenced by a Convertible Bridge Loan and Warrant Agreement (the “Convertible Note Agreement”) in which the Kapoor Trust agreed to provide two separate tranches of funding in the amounts of $3,000,000 (“Tranche A Note” which was received on July 13, 2001) and $2,000,000 (“Tranche B Note” which was received on August 16, 2001). As part of the consideration provided to the Kapoor Trust for the convertible subordinated debt, the Company issued the Kapoor Trust two warrants which allow the Kapoor Trust to purchase 1,000,000 shares of common stock at a price of $2.85 per share (“Tranche A Warrants”) and another 667,000 shares of common stock at a price of $2.25 per share (“Tranche B Warrants”). The convertible exercise price for each warrant represented a 25% premium over the share price at the time of the Kapoor Trust’s commitment to provide the convertible subordinated debt. All unexercised warrants expire on December 20, 2006.

      Under the terms of the Convertible Note Agreement, the convertible subordinated debt bears interest at prime plus 3.0% (7.0% as of December 31, 2003) and is due on December 20, 2006. As similarly provided under the subordination agreement with the Northern Trust, interest cannot be paid on the convertible subordinated debt until the repayment of all amounts under the New Credit Facility. The convertible feature of the convertible subordinated debt, as amended, allows for immediate conversion of the subordinated debt plus interest into common stock of the Company, at a price of $2.28 per share of common stock for Tranche A Note and $1.80 per share of common stock for Tranche B Note.

      The Company, in accordance with APB Opinion No. 14, recorded the convertible subordinated debt and related warrants as separate securities. The fair value of the Tranche A Warrants and the Tranche B Warrants was estimated on the date of issuance using the Black-Scholes option pricing model with the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 79%, (iii) risk free rate of 4.75%, and (iv) expected life of 5 years. As a result, the Company assigned a value of $1,516,000 to the warrants and recorded this amount as additional paid in capital. Furthermore, in accordance with Emerging Issues Task Force (“EITF”) Abstract No. 00-27, the Company has also computed and recorded a separate amount related to the “intrinsic” value of the conversion option related to the debt. This calculation determines the value of the excess value of the common stock issuable upon conversion over the recorded value of the debt. This value was determined to be $1,508,000 and was recorded as additional paid in capital. The remaining $1,976,000 was recorded as long-term debt. The resultant debt discount of $3,024,000, equivalent to the value assigned to the warrants and the “intrinsic” value of the convertible debt, is being amortized and charged to interest expense over the life of the subordinated debt. Additionally, as the accrued interest on the convertible subordinated debt is also convertible into common stock, it may also result in separately recordable beneficial conversion amounts. Such amounts would be recorded if the price of the Company’s common stock is lower than the conversion rate when the interest is accrued. The beneficial conversion feature amount related to interest was $0 and $114,000 in 2003 and 2002, respectively, and was recorded as an increase to paid in capital and as additional debt discount amortizable over the remaining term of the convertible subordinated debt. Related debt discount amortization was $588,000, $519,000 and $431,000 in 2003, 2002 and 2001, respectively.

      In December 2001, the Company entered into a $3,250,000 five-year loan with NeoPharm, Inc. (“NeoPharm”) to fund the Company’s efforts to complete its lyophilization facility located in Decatur, Illinois (the “Neopharm Note”). Under the terms of the Neopharm Note, dated December 20, 2001,

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest accrued at the initial rate of 3.6% and was reset quarterly based upon NeoPharm’s average return on its cash and readily tradable long and short-term securities during the previous calendar quarter (2.5% at December 31, 2003). The principal and accrued interest was due and payable on or before maturity on December 20, 2006. The note provided that the Company will use the proceeds of the loan solely to validate and complete the lyophilization facility located in Decatur, Illinois. The Neopharm Note is subordinated to the Company’s senior debt but is senior to the Company’s subordinated debt owed to the Kapoor Trust. The note was executed in conjunction with a Processing Agreement that provides NeoPharm with the option of securing at least 15% of the capacity of the Company’s lyophilization facility each year. Dr. John N. Kapoor, the Company’s chairman is also chairman of NeoPharm and holds a substantial stock position in NeoPharm as well as in the Company. In September 30, 2003, the Company defaulted under the NeoPharm Note as a result of its failure to remove all FDA warning letter sanctions related to the Company’s Decatur, Illinois facilities by June 30, 2003.

      Contemporaneous with the completion of the NeoPharm Note between the Company and NeoPharm, the Company entered into an agreement with the Kapoor Trust, which amended the Convertible Note Agreement. The amendment extended the maturity of the Convertible Note Agreement to terminate concurrently with the NeoPharm Note on December 20, 2006. The amendment also made it possible for the Kapoor Trust to convert the interest accrued on the $3,000,000 tranche, as well as interest on the $2,000,000 tranche after the original maturity of the Tranche B note, into common stock of the Company. Previously, the Kapoor Trust could only convert the interest accrued on the $2,000,000 tranche through the original maturity of the Tranche B note. In September 30, 2003, the Company defaulted under the Convertible Note Agreement as a result of a cross-default to the NeoPharm Note.

      In connection with the Exchange Transaction, NeoPharm waived all existing defaults under the NeoPharm Note and the Company and NeoPharm entered into an Amended and Restated Promissory Note dated October 7, 2003 (the “Amended NeoPharm Note”). Interest under the Amended NeoPharm Note accrues at 1.75% above LaSalle Bank’s prime rate (5.75% as of December 31, 2003), but interest payments are currently prohibited under the terms of a subordination arrangement between LaSalle Bank and NeoPharm. The Amended NeoPharm Note also requires the Company to make quarterly payments of $150,000 beginning on the last day of the calendar quarter during which all indebtedness under the New Credit Facility has been paid. All remaining amounts owed under the Amended NeoPharm Note are payable at maturity on December 20, 2006. The Amended NeoPharm Note is subordinated to the Company’s bank debt under the New Credit Facility and is senior to the Company’s debt to the Kapoor Trust and to the 2003 Subordinated Notes.

      In connection with the Exchange Transaction, the Kapoor Trust waived all existing defaults under the Convertible Note Agreement and the Company and the Kapoor Trust entered into an amendment to the Convertible Note Agreement. That amendment did not change the interest rate or the maturity date of the loans made under the Convertible Note Agreement. The debt owed under the Convertible Note Agreement is subordinated to the Company’s bank debt under the New Credit Facility, the subordinated debt under the Amended NeoPharm Note and the 2003 Subordinated Notes issued in connection with the Exchange Transaction.

      As part of the Exchange Transaction, the Company issued the 2003 Subordinated Notes to the Kapoor Trust, Arjun Waney and Argent Fund Management, Ltd. The 2003 Subordinated Notes mature on April 7, 2006 and bear interest at prime plus 1.75% (5.75% as of December 31, 2003), but interest payments are currently prohibited under the terms of a subordination arrangement between LaSalle Bank and the Note Holders. The 2003 Subordinated Notes are subordinated to the New Credit Facility and the Amended NeoPharm Note but senior to Convertible Note Agreement with the Kapoor Trust. The

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company also issued to the holders of the 2003 Subordinated Notes the Note Warrants to purchase an aggregate of 276,714 shares of common stock with an exercise price of $1.10 per share. All unexercised Note Warrants expire on October 7, 2006. The Company, in accordance with APB Opinion No. 14, recorded the initial issuance of the 2003 Subordinated Debt and Note Warrants as separate securities. The fair value of the Note Warrants was estimated on the date of issuance using the modified Black-Scholes option pricing model with the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 127.5%, (iii) risk free rate of 2.19%, and (iv) expected life of 3 years. As a result, the Company assigned a value of $336,000 to Note Warrants and recorded this amount in shareholders’ equity and as a discount, along with the spread between the face value of the debt and its initial recorded value as described above, on the 2003 Subordinated Notes. Related debt discount amortization was $61,000 as of December 31, 2003.

      In June 1998, the Company entered into a $3,000,000 mortgage agreement with Standard Mortgage Investors, LLC of which there were outstanding borrowings of $1,623,000 and $1,917,000 at December 31, 2003 and 2002, respectively. The principal balance is payable over 10 years, with the final payment due in June 2007. The mortgage note bears an interest rate of 7.375% and is secured by the real property located in Decatur, Illinois.

      As part of the Exchange Transaction, the Company recorded $1,627,000 as deferred financing costs, including the value of the Guarantee Warrants. This amount is being amortized as a component of interest expense over the life of the related debt. Amortization in 2003 was $345,000.

Note H — Series A Preferred Stock

      The Series A Preferred Stock accrues dividends at a rate of 6.0% per annum, which rate is fully cumulative, accrues daily and compounds quarterly, provided that in the event stockholder approval authorizing sufficient shares of common stock to be authorized and reserved for conversion of all of the Series A Preferred Stock and Series A Warrants issued in connection with the Exchange Transaction (“Stockholder Approval”) has not been received by October 7, 2004, such rate is to increase to 10.0% until Stockholder Approval has been received and sufficient shares of common stock are authorized and reserved. While the dividends could be paid in cash at the Company’s option, such dividends are currently being deferred and added to the Series A Preferred Stock balance. Subject to certain limitations, on October 31, 2011, the Company is required to redeem all shares of Series A Preferred Stock for an amount equal to $100 per share, as may be adjusted from time to time as set forth in the Articles of Amendment to the Articles of Incorporation (the “Articles of Incorporation”) of the Company (the “Stated Value”), plus all accrued but unpaid dividends on such share. Shares of Series A Preferred Stock have liquidation rights in preference over junior securities, including the common stock, and have certain anti-dilution protections. The Series A Preferred Stock and unpaid dividends are convertible at any time into a number of shares of common stock equal to the quotient obtained by dividing (x) the Stated Value plus any accrued but unpaid dividends by (y) $0.75, as such numbers may be adjusted from time to time pursuant to the terms of the Articles of Incorporation. Provided that Stockholder Approval has been received and sufficient shares of common stock are authorized and reserved for conversion, all shares of Series A Preferred Stock shall convert to shares of common stock on the earlier to occur of (i) October 8, 2006 and (ii) the date on which the closing price per share of common stock for at least 20 consecutive trading days immediately preceding such date exceeds $4.00 per share.

      Holders of Series A Preferred Stock have full voting rights, with each holder entitled to a number of votes equal to the number of shares of common stock into which its shares can be converted. Holders of Series A Preferred Stock and common stock shall vote together as a single class on all matters submitted to a shareholder vote, except in cases where a separate vote of the holders of Series A Preferred Stock is required by law or by the Articles of Incorporation. The Articles of Incorporation provide that the Company cannot take certain actions, including (i) issuing additional Series A Preferred Stock or

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

securities senior to or on par with the Series A Preferred Stock, (ii) amending the Company’s Articles of Incorporation or By-laws to alter the rights of the Series A Preferred Stock, (iii) effecting a change of control or (iv) effecting a reverse split of the Series A Preferred Stock, without the approval of the holders of 50.1% of the Series A Preferred Stock.

      After the Exchange Transaction, the Investors hold approximately 75% of the aggregate voting rights represented by outstanding shares of common and Series A Preferred Stock. After the Exchange Transaction and assuming the exercise of all outstanding conversion rights, warrants and options to acquire common stock, the Investors would hold approximately 77% of the common stock, on a fully-diluted basis. Prior to the Exchange Transaction, the Investors held approximately 35% of the outstanding voting securities and would have held approximately 42% of the common stock on a fully-diluted basis.

      The initially recorded amount of the Series A Preferred Stock, as described in Note G, was $5,174,000 below its stated value. The Company is accreting this difference over the time period from issuance to the mandatory redemption date of October 31, 2011. Accretion in 2003 was $220,000.

      Pursuant to FASB No. 150 — “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, as amended, the Series A Preferred Stock is currently reflected as a liability because of its mandatory redemption feature. As such, accretion as described above and dividends are reflected as interest expense in the statement of operations for 2003. Should Stockholder Approval be obtained to effectively allow conversion of the Series A Preferred Stock into common stock, the then-carrying value of the Series A Preferred Stock will be reclassified into shareholders’ equity and future accretion and dividends will be reflected as adjustments to retained earnings and will also impact income (loss) available to common stockholders. Additionally, upon Shareholder Approval, and in accordance with EITF Abstract No. 00-27, the Company will also the record the value of the conversion option imbedded in the Series A Preferred Stock, subject to limitations described in the EITF. The value of the beneficial conversion feature was computed as $37,418,000 as of the Exchange Transaction date. That amount, however, will be limited to the recorded value of the Series A Preferred Stock on the Exchange Transaction date ($20,874,000). The then resulting carrying value of the Series A Preferred Stock will then be adjusted to its full aggregated stated value, plus unpaid dividends, with a charge directly to retained earnings. That charge will not impact net earnings for the period it is recorded, but will substantially reduce earnings available to common stockholders for that period. Management expects to receive Shareholder Approval at the Company’s next meeting of shareholders tentatively scheduled in the 2nd quarter of 2004.

Note I — Leasing Arrangements

      The Company leases real and personal property in the normal course of business under various operating leases, including non-cancelable and month-to-month agreements. Payments under these leases were $1,562,000, $1,838,000, and $1,841,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a schedule, by year, of future minimum rental payments required under non-cancelable operating leases (in thousands):

Year ending December 31,
2004	$1,557
2005	1,556
2006	1,550
2007	1,521
2008 and thereafter	862

Total	$7,046

Note J — Stock Options and Employee Stock Purchase Plan

      Under the 1988 Incentive Compensation Program (the “Incentive Program”) which expired November 2, 2003, any officer or key employee of the Company is eligible to receive options as designated by the Company’s Board of Directors. As of December 31, 2003, 4,600,000 shares of the Company’s Common Stock are reserved for issuance under the Incentive Program. The exercise price of the options granted under the Incentive Program may not be less than 50 percent of the fair market value of the shares subject to the option on the date of grant, as determined by the Board of Directors. All options granted under the Incentive Program during the years ended December 31, 2003, 2002 and 2001 have exercise prices equivalent to the market value of the Company’s common stock on the date of grant. Options granted under the Incentive Program generally vest over a period of three years and expire within a period of five years. The Company’s Board of Directors have approved a new 2003 Stock Option Plan under which 135,000 options have been granted. These options have been granted subject to the approval of this plan by the Company’s shareholders.

      Under the 1991 Stock Option Plan for Directors (the “Directors’ Plan”), which expired in December 7, 2001, persons elected as directors of the Company were granted nonqualified options at the fair market value of the shares subject to option on the date of the grant. Options granted under the Directors’ Plan vested immediately and expire five years from the date of grant. The Company’s Board of Directors have approved a new 2003 Stock Option Plan under which 85,000 options have been granted. These options have been granted subject to the approval of this plan by the Company’s shareholders.

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the status of the Company’s stock options as of December 31, 2003, 2002 and 2001 and changes during the years ended December 31, 2003, 2002 and 2001 is presented below (shares in thousands):

	Year Ended December 31,

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of period	2,997	$2.83	3,226	$3.72	1,827	$4.78
Granted	1,102	$1.09	1,131	$2.23	2,039	$3.05
Exercised	(42)	$0.93	(92)	$2.19	(175)	$2.48
Expired/ Canceled	(579)	$3.83	(1,268)	$4.82	(465)	$5.40

Outstanding at end of period	3,478	$2.30	2,997	$2.93	3,226	$3.72

Options exercisable at end of period	2,076	$2.72	1,940	$3.10	1,735	$3.92
Options available for future grant	1,077		1,349		1,660
Weighted average fair value of options granted during the period		$1.16		$1.56		$2.02

      The fair value of each option granted during the year ended December 31, 2003 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 104%, (iii) risk-free interest rate of 4.0% and (iv) expected life of 5 years.

      The fair value of each option granted during the year ended December 31, 2002 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 86%, (iii) risk-free interest rate of 4.4% and (iv) expected life of 5 years.

      The fair value of each option granted during the year ended December 31, 2001 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 79%, (iii) risk-free interest rate of 4.4% and (iv) expected life of 5 years.

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information about stock options outstanding at December 31, 2003 (shares in thousands):

	Options Outstanding			Options Exercisable

	Number			Number
	Outstanding	Weighted Average		Exercisable at
	December 31,	Remaining	Weighted Average	December 31,	Weighted Average
Range of Exercise Prices	2003	Contractual Life	Exercise Price	2003	Exercise Price

$0.50 — $0.75	177	4.3 years	$0.72	43	$0.74
$0.76 — $1.00	646	4.2 years	$0.92	196	$0.94
$1.01 — $2.00	648	4.5 years	$1.34	253	$1.26
$2.01 — $3.50	1,174	4.2 years	$2.31	961	$2.32
$3.51 — $4.00	497	3.8 years	$3.61	326	$3.62
$4.01 — $5.00	98	0.4 years	$4.54	92	$4.54
$5.01 — $6.00	109	2.3 years	$5.37	80	$5.39
$6.01 — $7.50	84	1.7 years	$5.73	80	$5.79
$7.51 — $10.00	45	1.4 years	$8.29	45	$8.29

	3,478			2,076

      The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock option plans.

      The Akorn, Inc. Employee Stock Purchase Plan permits eligible employees to acquire shares of the Company’s common stock through payroll deductions not exceeding 15% of base wages, at a 15% discount from market price. A maximum of 1,000,000 shares of the Company’s common stock may be acquired under the terms of the Plan. New shares issued under the plan approximated 127,000 in 2003, 99,000 in 2002, and 44,000 in 2001.

Note K — Income Taxes

      The income tax provision (benefit) consisted of the following (in thousands):

	Current	Deferred	Total

Year ended December 31, 2003
Federal	$0	$0	$0
State	(171)	0	(171)

	$(171)	$0	$(171)

Year ended December 31, 2002
Federal	$(293)	$3,585	$3,292
State	613	2,334	2,947

	$320	$5,919	$6,239

Year ended December 31, 2001
Federal	$(6,714)	$(746)	$(7,460)
State	(253)	(2,067)	(2,320)

	$(6,967)	$(2,813)	$(9,780)

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Income tax expense (benefit) differs from the “expected” tax expense (benefit) computed by applying the U.S. Federal corporate income tax rate of 34% to income before income taxes as follows (in thousands):

	Years Ended December 31,

	2003	2002	2001

Computed “expected” tax expense (benefit)	$(4,191)	$(2,283)	$(8,475)
Change in income taxes resulting from:
State income taxes, net of federal income tax	(765)	(323)	(1,245)
Valuation allowance change	4,816	9,216	—
Other, net	(31)	(371)	(60)

Income tax expense (benefit)	$(171)	$6,239	$(9,780)

      Net deferred income tax assets at December 31, 2003 and 2002 include (in thousands):

	December 31,	December 31,
	2003	2002

Deferred income tax assets:
Other accrued expenses	$378	$469
Intangible assets	448	490
Net operating loss carry forwards	13,666	9,295
Other	2,144	2,431

	$16,636	$12,685

Valuation allowance	(13,886)	(9,216)

	$2,750	$3,469
Deferred income tax liabilities:
Property, plant and equipment, net	(2,750)	(2,669)
Other	—	(800)

	$(2,750)	$(3,469)

Net	$0	$0

      The Company records a valuation allowance to reduce the deferred income tax assets to the amount that is more likely than not to be realized. In performing its analysis of whether a valuation allowance to reduce the deferred income tax asset was necessary, the Company considered both negative and positive evidence. Based upon this analysis, the negative evidence outweighed the positive evidence in determining the amount of the net deferred income tax assets that is more likely than not to be realized. Based upon its analysis, the Company established a valuation allowance to reduce the net deferred income tax assets to zero. The Company’s net operating loss carry forwards of approximately $30.9 million expiring from 2021 through 2023.

Note L — Retirement Plan

      All employees who have attained the age of 21 are eligible for participation in the Company’s 401(k) Plan. The plan-related expense recognized for the years ended December 31, 2003, 2002 and 2001 totaled $198,000, $242,000 and $234,000, respectively. The employer’s matching contribution is a percentage of the amount contributed by each employee and is funded on a current basis.

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note M — Segment Information

      The Company classifies its operations into three business segments, Ophthalmic, Injectable and Contract Services. The Ophthalmic segment manufactures, markets and distributes diagnostic and therapeutic pharmaceuticals. The Injectable segment manufactures, markets and distributes injectable pharmaceuticals, primarily in niche markets. The Contract Services segment manufactures products for third party pharmaceutical and biotechnology customers based on their specifications. The Company’s basis of accounting in preparing its segment information is consistent with that used in preparing its consolidated financial statements.

      Selected financial information by industry segment is presented below (in thousands):

	Years Ended December 31,

	2003	2002	2001

Revenues
Ophthalmic	$26,056	$29,579	$16,936
Injectable	12,155	12,977	9,663
Contract Services	7,280	8,863	14,946

Total revenues	$45,491	$51,419	$41,545

Gross profit/(Loss) Ophthalmic	$7,967	$13,917	$(751)
Injectable	4,309	5,955	2,739
Contract Services	(128)	665	4,410

Total gross profit	12,148	20,537	6,398
Operating expenses	18,424	24,102	27,472

Total operating loss	(6,276)	(3,565)	(21,074)
Interest and other expense, net	(6,220)	(3,148)	(3,852)

Loss before income taxes	$(12,496)	$(6,713)	$(24,926)

      The Company manages its business segments to the gross profit level and manages its operating and other costs on a company-wide basis. Intersegment activity at the gross profit level is minimal. The Company does not identify assets by segment for internal purposes, as certain manufacturing and warehouse facilities support more than one segment.

Note N — Commitments and Contingencies

      (i) On March 27, 2002, the Company received a letter informing it that the staff of the regional office of the Securities and Exchange Commission (“SEC”) in Denver, Colorado, would recommend to the SEC that it bring an enforcement action against the Company and seek an order requiring the Company to be enjoined from engaging in certain conduct. The staff alleged that the Company misstated its income for fiscal years 2000 and 2001 by allegedly failing to reserve for doubtful accounts receivable and overstating its accounts receivable balance as of December 31, 2000. The staff alleged that internal control and books and records deficiencies prevented the Company from accurately recording, reconciling and aging its accounts receivable. The Company also learned that certain of its former officers, as well as a then current employee had received similar notifications. Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2001, management of the Company determined it needed to restate the Company’s financial statements for 2000 and 2001 to record a $7.5 million increase to the allowance for doubtful accounts as of December 31, 2000, which it had originally recorded as of March 31, 2001.

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On September 25, 2003, the Company consented to the entry of an administrative cease and desist order to resolve the issues arising from the staff’s investigation and proposed enforcement action as described above. Without the Company admitting or denying the findings set forth therein, the consent order finds that the Company failed to promptly and completely record and reconcile cash and credit remittances, including those from its top five customers, to invoices posted in its accounts receivable sub-ledger. According to the findings in the consent order, the Company’s problems resulted from, among other things, internal control and books and records deficiencies that prevented the Company from accurately recording, reconciling and aging its receivables. The consent order finds that the Company’s 2000 Form 10-K and first quarter 2001 Form 10-Q misstated its account receivable balance or, alternatively, failed to disclose the impairment of its accounts receivable and that its first quarter 2001 Form 10-Q inaccurately attributed the increased accounts receivable reserve to a change in estimate based on recent collection efforts, in violation of Section 13(a) of the Exchange Act and rules 12b-20, 13a-1 and 13a-13 thereunder. The consent order also finds that the Company failed to keep accurate books and records and failed to devise and maintain a system of adequate internal accounting controls with respect to its accounts receivable in violation of Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act. The consent order does not impose a monetary penalty against the Company or require any additional restatement of the Company’s financial statements. The consent order contains an additional commitment by the Company to do the following: (A) appoint a special committee comprised entirely of outside directors, (B) within 30 days after entry of the order, have the special committee retain a qualified independent consultant (“consultant”) acceptable to the staff to perform a test of the Company’s material internal controls, practices, and policies related to accounts receivable, and (C) within 180 days, have the consultant present his or her findings to the commission for review to provide assurance that the Company is keeping accurate books and records and has devised and maintained a system of adequate internal accounting controls with respect to the Company’s accounts receivables. On October 27, 2003, the recently appointed special committee engaged Jefferson Wells, International (“Jefferson Wells”) to serve as consultant in this capacity. On February 6, 2004, Jefferson Wells reported its findings to the special committee, such findings being that the Company has made the necessary personnel changes and procedural improvements required to maintain control over the accounts receivable process and establish the necessary reserves. Jefferson Wells report was delivered to the SEC on February 13, 2004

      (ii) In October 2000, the FDA issued a warning letter to the Company following the FDA’s routine cGMP inspection of the Company’s Decatur manufacturing facilities. An FDA warning letter is intended to provide notice to a company of violations of the laws administered by the FDA. Its primary purpose is to elicit voluntary corrective action. The letter warns that if voluntary action is not forthcoming, the FDA may use other legal means to compel compliance. These include seizure of products and/or injunction of the company and responsible individuals. The October, 2000 warning letter addressed several deviations from regulatory requirements including general documentation and cleaning validation issues and requested corrective actions be undertaken by the Company. The Company initiated corrective actions and responded to the warning letter. Subsequently, the FDA conducted another inspection in late 2001 and identified additional deviations from regulatory requirements including cleaning validation and process control issues. This led to the FDA leaving the warning letter in place and issuing a Form 483 to document its findings. While no further correspondence was received from the FDA, the Company responded to the inspectional findings. This response described the Company’s plan for addressing the issues raised by the FDA and included improved cleaning validation, enhanced process controls and approximately $2.0 million of capital improvements. In August 2002, the FDA conducted an inspection of the Decatur facility and identified deviations from cGMPs. The Company responded to these observations in September 2002. In response to the Company’s actions, the FDA conducted another inspection of the Decatur facility during the period from December 10, 2002 to February 6, 2003. This inspection identified deviations from regulatory requirements including the manner in which the Company processes and investigates manufacturing

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

discrepancies and failures, customer complaints and the thoroughness of equipment cleaning validations. Deviations identified during this inspection had been raised in previous FDA inspections. The Company has responded to these latest findings in writing and in a meeting with the FDA in March 2003. The Company set forth its plan for implementing comprehensive corrective actions and has provided progress report to the FDA on April 15, May 15 and June 15, 2003.

      The Company is working with FDA to favorably resolve such compliance matters and has submitted to the FDA and continues to implement a plan for comprehensive corrective actions at its Decatur, Illinois facility. On February 11, 2004, the FDA began a reinspection of the Decatur facility. This inspection is still ongoing at the time of this filing.

      Upon completion of the reinspection, the FDA may take any of the following actions: (i) find that the Decatur facility is in substantial compliance; (ii) require the Company to undertake further corrective actions, which could include a recall of certain products, and then conduct another inspection to assess the success of those efforts; (iii) seek to enjoin the Company from further violations, which may include temporary suspension of some or all operations and potential monetary penalties; or (iv) take other enforcement action which may include seizure of Company products. At this time, it is not possible to predict the FDA’s course of action.

      The Company believes that unless and until the issues identified by the FDA have been successfully corrected and the corrections have been verified through reinspection, it is doubtful that the FDA will approve any NDAs or ANDAs that may be submitted by the Company for products to be manufactured at its Decatur facility. This has adversely impacted, and is likely to continue to adversely impact, the Company’s ability to grow sales. However, the Company believes that unless and until the FDA chooses option (iii) or (iv), the Company will be able to continue manufacturing and distributing its current product lines.

      If the FDA chooses option (iii) or (iv), such action could significantly impair the Company’s ability to continue to manufacture and distribute its current product line and generate cash from its operations and could result in a covenant violation under the Company’s senior debt, any or all of which would have a material adverse effect on the Company’s liquidity and its ability to continue as a going concern. Any monetary penalty assessed by the FDA also could have a material adverse effect on the Company’s liquidity.

      (iii) On August 9, 2003, Novadaq Technologies Inc. (“Novadaq”) notified the Company that it had requested arbitration with the International Court of Arbitration (“ICA”) related to a dispute between the Company and Novadaq regarding the issuance of a Right of Reference to Novadaq from Akorn for Novadaq’s NDA and Drug Master File (“DMF”) for specified indications for Akorn’s drug IC Green. In its request for arbitration, Novadaq asserts that Akorn is obligated to provide the Right of Reference as described above pursuant to an amendment dated September 26, 2002 to the January 4, 2002 Supply Agreement between the two companies. Akorn does not believe it is obligated to provide the Right of Reference which, if provided, would likely reduce the required amount of time for clinical trials and reduce Novadaq’s cost of developing a product for macular degeneration. The Company also is contemplating the possible development of a separate product for macular degeneration which, if developed, could face competition from any product developed by Novadaq. Even if the Right of Reference is provided, the approval process for such a product is expected to take several years. On October 17, 2003, the ICA notified the Company that it decided that this matter shall proceed to arbitration. The arbitration has been scheduled for the week of June 7, 2004. The Company is in the process of preparing for arbitration on this matter and will defend itself vigorously.

      In connection with the request for arbitration described above, on August 22, 2003, Novadaq filed a lawsuit and a Notice of Emergency Motion in the Circuit Court of Cook County, Illinois, County

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Department, Chancery Division for interim relief related to the issuance of the Right of Reference from Akorn to Novadaq. On September 22, 2003, Akorn and Novadaq entered into an Agreed Order whereby Akorn would provide the requested Right of Reference to Novadaq. The Agreed Order terminates upon the settlement of the dispute between the parties or in the event that the final disposition of the arbitration filed with the ICA results in a final decision against Novadaq or a failure to hold that Novadaq has a right to the Right of Reference.

      (iv) On October 8, 2003, the Company, pursuant to the terms of the Letter Agreement dated September 26, 2002 between the Company and AEG Partners LLC, as amended (the “AEG Letter Agreement”), terminated its consultant AEG Partners LLC (“AEG”). AEG contends that, as a result of the Exchange Transaction, the Company must pay it a “success fee” consisting of $686,000 and a warrant to purchase 1,250,000 shares of the Company’s common stock at $1.00 per share, and adjust the terms of the warrant, pursuant to certain anti-dilution provisions, to take into account the impact of the convertible Series A Preferred Stock issued in connection with the Exchange Transaction. The Company disputes that AEG is owed this success fee. Pursuant to the AEG Letter Agreement, the Company and AEG are trying to resolve the dispute. If this fails, the AEG Letter Agreement provides for mandatory and binding arbitration. On January 9, 2004, AEG filed a demand for arbitration. A single arbitrator has been chosen, but no arbitration date has been set. The Company is in the process of preparing for arbitration and will vigorously defend itself and assert any appropriate counterclaims in regards to this matter.

      (v) On October 14, 2003, Leerink Swann & Co., Inc. (“Leerink”) filed a complaint in the Supreme Court of the State of New York alleging a breach of contract for the payment of fees by the Company for investment banking services. Leerink alleged the Company was obligated to pay $1,765,032 pursuant to a written agreement dated May 8, 2003 between Leerink and the Company (the “Leerink Agreement”). The Company disputed that Leerink was owed $1,765,032. On December 5, 2003, Leerink and the Company reached a settlement where, among other things, the Company paid $750,000 to Leerink, and the Company and extend the Leerink Agreement for an additional year. As a result of the settlement, the above mentioned complaint was dismissed on December 8, 2003.

      (vi) On February 23, 2004, the Company was sued in the United States District Court for the District of Arizona for damages resulting from the death of an Arabian show horse allegedly injected with the drug Sarapin in the summer of 2003. The complaint alleges that the Company is liable in strict products liability, in negligence and for injury to property for manufacturing and selling the Sarapin injected into the horse. The complaint alleges that the Sarapin was sold at a time when several lots of Sarapin were being recalled due to a “lack of sterility assurances.” The complaint seeks unspecified special, general and punitive damages against the Company in an amount in excess of $75,000. The Company tendered the defense of the complaint to its insurer, and the insurer has indicated that the tender will be accepted subject to a reservation of rights as to the punitive damage claim.

      (vii) The Company was party to a License Agreement with Johns Hopkins University Applied Physics Lab (“JHU/APL”) effective April 26, 2000, and amended effective July 15, 2001. Pursuant to the License Agreement, the Company licensed two patents from JHU/APL for the development and commercialization of a diagnosis and treatment for age-related macular degeneration (“AMD”) using Indocyanine Green (“ICG”). In July 2001, this license agreement was amended such that the Company relinquished the international rights to the two patents in exchange for a reduced financial obligation. The Company delivered research and development equipment in lieu of a $100,000 payment for a recorded gain of $51,000 upon transfer of the equipment. The Company retained the exclusive rights in the United States of America. A dispute arose between the Company and JHU/APL concerning the License Agreement. Specifically, JHU/APL challenged the Company’s performance required by December 31, 2001 under the License Agreement and alleged that the Company was in breach of the License Agreement. The Company denied JHU/APL’s allegations and contended that it had performed in

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accordance with the terms of the License Agreement. As a result of the dispute, on March 29, 2002, the Company commenced a lawsuit in the U.S. District Court for the Northern District of Illinois, seeking declaratory and other relief against JHU/APL. On July 3, 2002, the Company reached an agreement with JHU/APL with regard to the dispute that had risen between the two parties. The Company and JHU/APL mutually agreed to terminate their license agreement. As a result, the Company no longer has any rights to the JHU/APL patent rights as defined in the License Agreement. In exchange for relinquishing its rights to the JHU/APL patent rights, the Company received an abatement of the $300,000 due to JHU/APL at March 31, 2002 and a payment of $125,000 to be received by August 3, 2002. The Company also has the right to receive 15% of all cash payments and 20% of all equity received by JHU/APL from any license of the JHU/APL patent rights less any cash or equity returned by JHU/APL to such licensee. The combined total of all such cash and equity payments are not to exceed $1,025,000. The $125,000 payment is considered an advance towards cash payments due from JHU/APL and will be credited against any future cash payments due the Company as a result of JHU/APL’s licensing efforts. As a result of the resolved dispute above, the Company recorded an asset impairment charge of $1,559,500 in the second quarter of 2002. The impairment amount represents the net value of the asset recorded on the balance sheet of the Company less the $300,000 payment abated by JHU/APL and the $125,000 payment from JHU/APL. The $125,000 payment was received on August 3, 2002.

      In the fourth quarter of 2002, the Company learned that JHU/APL had licensed their two patents related to AMD to Novadaq. In connection with the settlement of a prior dispute with Novadaq in January 2002 (as discussed below), the Company had previously acquired an equity interest in Novadaq. Pursuant to the settlement with JHU/APL, the Company is entitled to 20% of all equity received by JHU/APL from any license of the patent rights. Therefore, the Company received an additional 132,000 shares of Novadaq, valued at $23,000 which was recorded as a gain in the fourth quarter of 2002.

      (viii) On March 6, 2002, the Company received a letter from the United States Attorney’s Office, Central District of Illinois, Springfield, Illinois, advising the Company that the Drug Enforcement Agency (“DEA”) had referred a matter to that office for a possible civil legal action for alleged violations of the Comprehensive Drug Abuse Prevention Control Act of 1970, 21 U.S.C. & 801, et. seq. and regulations promulgated under the Act. The alleged violations relate to record keeping and controls surrounding the storage and distribution of controlled substances. On November 6, 2002, the Company entered into a Civil Consent Decree with the DEA. Under terms of the Consent Decree, the Company, without admitting any of the allegations in the complaint from the DEA, has agreed to pay a fine of $100,000, upgrade its security system and to remain in substantial compliance with the Comprehensive Drug Abuse Prevention Control Act of 1970. If the Company does not remain in substantial compliance during the two-year period following the entry of the civil consent decree, the Company, in addition to other possible sanctions, may be held in contempt of court and ordered to pay an additional $300,000 fine.

      The Company is a party in other legal proceedings and potential claims arising in the ordinary course of its business. The amount, if any, of ultimate liability with respect to such matters cannot be determined. Despite the inherent uncertainties of litigation, management of the Company at this time does not believe that such proceedings will have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note O — Supplemental Cash Flow Information (in thousands)

	Year Ended December 31,

	2003	2002	2001

Interest and taxes paid:
Interest (net of amounts capitalized)	$2,289	$3,150	$3,308
Income taxes	—	613	38
Noncash investing and financing activities:
Intangible asset received in exchange for research equipment	—	—	100
Reduction of liability in exchange for intangible asset		300	—
Investment in Novadaq received in exchange for intangible asset equipment	—	713	—
Exchange Transaction:
Warrants in exchange for consulting services	1,518	—	—
Debt extinguished with other securities	32,257	—	—
Preferred stock issued to extinguish debt	20,874	—	—
Subordinated debt issued to extinguish debt	2,046	—	—
Warrants issued to extinguish debt	9,337	—	—

Note P — Recent Accounting Pronouncements

      In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This statement updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, which requires all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. SFAS No. 64, “Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements”, amended SFAS No. 4, is no longer necessary because SFAS No. 4 has been rescinded. SFAS No. 145 amends SFAS No. 13 “Accounting for Leases”, to require that certain lease modifications that have economic effects similar to sale-leaseback transaction be accounted for in the same manner as sale-leaseback transactions. Certain provisions of SFAS No. 145 are effected for fiscal years beginning after May 15, 2002, while other provisions are effected for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 has not had a material impact on the Company’s financial statements but did have an impact on the classification of the net gain from extinguishment of debt resulting from the Exchange Transaction in 2003.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 requires the Company to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company adopted SFAS No. 146 in 2003. The adoption of this standard did not have a material effect on its financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123”. This Statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

require prominent disclosure in both annual and interim financial statements. The Company adopted the revised disclosure requirements in 2003.

      In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on the Company’s financial statements.

      In January, 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, with the objective of improving financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or other legal structure used for business purposes that either (a) does not have equity investors with sufficient voting rights to direct decisions of the entity, or (b) has equity investors that do not provide sufficient financial resources for the equity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. A company that consolidates a variable interest entity is called the “primary beneficiary” of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 1, 2003. The consolidation requirements of FIN 46 apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company has determined that FIN 46 will not have an impact on its financial condition, results of operations or cash flows.

      On December 17, 2003, the Staff of the SEC issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition, which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21, “Accounting for Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the FAQ) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. The adoption of SAB 104 did not materially affect our revenue recognition policies, nor our results of operations, financial position or cash flows.

      In April 2003, FASB issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 is effective for contracts and hedging relationships entered into or modified after June 30, 2003. The Company adopted the provisions of SFAS 149 effective June 30, 2003 and such adoption did not have a material impact on its consolidated financial statements since the Company has not entered into any derivative or hedging transactions.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how entities classify and measure in their statement of financial position certain financial instruments with characteristics of both

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities and equity. The provisions of SFAS 150 are effective for financial statements entered into or modified after May 31, 2003. As a result of SFAS No. 150, the Company has reflected the Series A Preferred Stock issued as part of the Exchange Transaction as a long-term liability until approval by the Company’s shareholders.

Note Q — Customer and Supplier Concentration

      AmeriSource Health Corporation (“AmeriSourceBergen”), Cardinal Health, Inc. (“Cardinal”) and McKesson Drug Company (“McKesson”) are all distributors of the Company’s products, as well as suppliers of a broad range of health care products. The percentage impact that these customers had on the Company’s business as of and for the years ended as indicated is as follows:

	2003			2002

	Gross		Gross Acct.	Gross		Gross Acct.
	Sales	Revenue	Receivables	Sales	Revenue	Receivables

AmerisourceBergen Corporation	19%	15%	13%	28%	22%	28%
Cardinal Health, Inc.	19%	14%	22%	18%	12%	27%
McKesson Drug Company	16%	15%	17%	11%	8%	6%

      No other customer accounted for more than 10% of gross sales, net revenues or gross trade receivables for the indicated dates and periods.

      If sales to either AmerisourceBergen, Cardinal or McKesson were to diminish or cease, the Company believes that the end users of its products would find little difficulty obtaining the Company’s products either directly from the Company or from another distributor.

      No supplier of products accounted for more than 10% of the Company’s purchases in 2003, 2002 or 2001. The Company requires a supply of quality raw materials and components to manufacture and package pharmaceutical products for itself and for third parties with which it has contracted. The principal components of the Company’s products are active and inactive pharmaceutical ingredients and certain packaging materials. Many of these components are available from only a single source and, in the case of many of the Company’s ANDAs and NDAs, only one supplier of raw materials has been identified. Because FDA approval of drugs requires manufacturers to specify their proposed suppliers of active ingredients and certain packaging materials in their applications, FDA approval of any new supplier would be required if active ingredients or such packaging materials were no longer available from the specified supplier. The qualification of a new supplier could delay the Company’s development and marketing efforts. If for any reason the Company is unable to obtain sufficient quantities of any of the raw materials or components required to produce and package its products, it may not be able to manufacture its products as planned, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Note R — Asset Impairment Charges

      In the third quarter of 2002, the Company recorded an impairment charge of $545,000 in selling, general and administration expenses, to write-off abandoned construction projects and dispose of certain other fixed assets in its Ophthalmic segment.

      During the third quarter of 2002, the Company recorded an impairment charge of $257,000 related to the product license intangible assets for the products Sublimaze, Inapsine, Paradrine and Dry Eye test in its Injectable segment. The Company determined that projected profitability on the products was not sufficient to support the carrying value of the intangible asset. The recording of this charge reduced the carrying value of the intangible assets related to these product licenses to zero. The charge is reflected in the amortization and write down of intangibles category of the consolidated statement of operations.

AKORN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In the second quarter of 2002, the Company settled a dispute with JHU/APL regarding a license agreement and the associated patent (See Note N — “Commitments and Contingencies” in the notes to the consolidated financial statements) with a net carrying value of $1,559,500 which was written-off as an impaired intangible asset during the second quarter in its Ophthalmic segment.

      In May 2001, the Company discontinued one of its products due to uncertainty of product availability from a third-party manufacturer, rising manufacturing costs and delays in obtaining FDA approval to manufacture the product in-house. The Company recorded an asset impairment charge of $1,170,000 related to manufacturing equipment specific to the product during the first quarter of 2001 in its Ophthalmic Segment in SG&A. Additionally, $240,000 of unamortized product acquisition intangible asset was written off.

      In November 2001, the Company decided to no longer sell one of its products due to unavailability of raw material at a competitive price and declining market share. The Company recorded an asset impairment charge of $725,000 related to the remaining balance of the product acquisition intangible asset during the fourth quarter of 2001 in its Ophthalmic Segment.

Note S — Restructuring Charges

      During 2001, the Company adopted a restructuring program to properly size its operations to then current business conditions. These actions were designed to reduce costs and improve operating efficiencies. The program included, among other items, severance of employees, plant-closing costs related to the Company’s San Clemente, CA sales office and rent for unused facilities under lease in San Clemente and Lincolnshire, IL. The restructuring, affecting all three business segments, reduced the Company’s workforce by 50 employees, primarily sales and manufacturing related, representing 12.5% of the total workforce. Activities previously executed in San Clemente have been relocated to the Company’s headquarters.

      The restructuring program costs are included in selling, general and administrative expenses in the accompanying consolidated statement of operations and resulted in a charge to operations of approximately $1,117,000 consisting of severance costs of $398,000, lease costs of $625,000 and other costs of $94,000. At December 31, 2003, there is no amount remaining in accruals for restructuring. Approximately $589,000 of the restructuring accrual was paid by December 31, 2001 ($181,000 severance, $314,000 lease costs, $94,000 other) and the remainder was paid by June 30, 2002, except for $176,000 in lease costs that continued through February 2003.

AKORN, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2004	2003

	(In thousands)
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$—	$218
Trade accounts receivable (less allowance for doubtful accounts of $722 and $609, respectively)	4,489	1,626
Inventories	8,803	7,807
Prepaid expenses and other current assets	803	944

TOTAL CURRENT ASSETS	14,095	10,595
OTHER ASSETS
Intangibles, net	10,372	12,872
Investment in Novadaq Technologies, Inc.	713	713
Other	627	1,328

TOTAL OTHER ASSETS	11,712	14,913
PROPERTY, PLANT AND EQUIPMENT, NET	32,992	33,907

TOTAL ASSETS	$58,799	$59,415

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current installments of long-term debt	$6,294	$4,156
Trade accounts payable	6,279	5,411
Accrued compensation	900	510
Accrued expenses and other current liabilities	1,521	1,882

TOTAL CURRENT LIABILITIES	14,994	11,959
Long-term debt, less current installments	12,805	13,777
Redeemable Preferred Stock, $1.00 par value — 5,000,000 shares authorized, 257,172 shares issued and outstanding as of June 30, 2004 and December 31, 2003	22,181	21,132
OTHER LONG-TERM LIABILITIES	1,431	1,156

TOTAL LIABILITIES	51,411	48,024
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Common stock, no par value — 40,000,000 shares authorized, 20,507,756 and 19,825,296 shares issued and outstanding at June 30, 2004 and December 31, 2003, respectively	26,748	25,506
Warrants to acquire common stock	13,278	13,724
Accumulated deficit	(32,638)	(27,839)

TOTAL SHAREHOLDERS’ EQUITY	7,388	11,391

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$58,799	$59,415

See notes to condensed consolidated financial statements.

AKORN, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,

	2004	2003

	(In thousands, except
	per share data
	(Unaudited)
Revenues	$22,736	$21,622
Cost of sales	15,398	15,243

GROSS PROFIT	7,338	6,379
Selling, general and administrative expenses	6,150	7,773
Amortization and write-down of intangibles	2,560	699
Research and development expenses	712	835

TOTAL OPERATING EXPENSES	9,422	9,307

OPERATING LOSS	(2,084)	(2,928)
Interest expense	(2,713)	(1,257)

LOSS BEFORE INCOME TAXES	(4,797)	(4,185)
Income tax provision (benefit)	2	(171)

NET LOSS	$(4,799)	$(4,014)

NET LOSS PER SHARE:
BASIC AND DILUTED	$(0.24)	$(0.20)

SHARES USED IN COMPUTING NET LOSS PER SHARE:
BASIC AND DILUTED	20,038	19,705

See notes to condensed consolidated financial statements.

AKORN, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,

	2004	2003

	(In thousands)
	(Unaudited)
OPERATING ACTIVITIES
Net loss	$(4,799)	$(4,014)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,768	2,228
Write-down of long lived assets	1,849	—
Amortization of debt discounts	478	500
Non-cash expenses related to preferred stock	1,049	—
Changes in operating assets and liabilities:
Accounts receivable	(2,863)	1,865
Inventories	(996)	635
Prepaid expenses and other current assets	141	(568)
Trade accounts payable	868	415
Accrued expenses and other liabilities	304	(449)

NET CASH USED IN OPERATING ACTIVITIES	(1,201)	612
INVESTING ACTIVITIES
Purchase of intangible asset	(60)	—
Purchases of property, plant and equipment	(441)	(903)

NET CASH USED IN INVESTING ACTIVITIES	(501)	(903)
FINANCING ACTIVITIES
Repayment of long-term debt	(1,335)	(155)
Net borrowings under lines of credit	2,127	12
Proceeds under stock option and stock purchase plans	692	70

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,484	(73)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(218)	(364)
Cash and cash equivalents at beginning of period	218	364

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$(0)	$(0)

Amount paid for interest (net of capitalized interest)	$308	$797
Amount refunded for income taxes	38	—

See notes to condensed consolidated financial statements.

AKORN, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note A — Business and Basis of Presentation

      Business: Akorn, Inc. and its wholly owned subsidiary, Akorn (New Jersey), Inc. (collectively, the “Company”) manufacture and market diagnostic and therapeutic pharmaceuticals in specialty areas such as ophthalmology, rheumatology, anesthesia and antidotes, among others. Customers, including physicians, optometrists, wholesalers, hospitals and other pharmaceutical companies, are served primarily from three operating facilities in the United States.

      Basis of Presentation: The Company’s losses from operations in recent years and working capital deficiencies, together with the need to successfully resolve its ongoing compliance matters with the Food and Drug Administration (“FDA”), have raised substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business although the report of our independent auditors as of and for the year ended December 31, 2003 expressed substantial doubt as to the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

      On October 7, 2003, a significant threat to the Company’s ability to continue as a going concern was resolved when the Company consummated a transaction with a group of investors that resulted in the extinguishment of the Company’s then outstanding senior bank debt in the amount of approximately $37,731,000 in exchange for shares of the Company’s Series A 6% Participating Convertible Preferred Stock, warrants to purchase shares of the Company’s common stock, subordinated promissory notes in the aggregate amount of $2,767,139 and cash in the amount of $5,473,862 which was obtained from a new credit facility obtained by the Company. For more information regarding this transaction, see Note H — “Financing Arrangements.”

      As of June 30, 2004, the Company had approximately $1.3 million of undrawn availability under its new line of credit. The Company believes that the new line of credit, together with cash generated from operations, will be sufficient to meet the cash requirements for operating the Company’s business for the next twelve months, although there can be no assurance of this sufficiency. At this time, the Company is exploring opportunities to raise additional capital to fund future growth opportunities.

      Although the Company has refinanced its debt on a long-term basis as described above, it continues to be subject to financial covenants under the new debt and to ongoing FDA compliance matters that could have a material adverse effect on the Company. See Note L — “Commitments and Contingencies” for further description of these matters. The Company is working with the FDA to favorably resolve such compliance matters and has submitted to the FDA and continues to implement a plan for comprehensive corrective actions at its Decatur, Illinois facilities. The FDA completed inspection of the Decatur facilities on April 7, 2004. The Company has responded to the findings from this inspection and has been meeting with the FDA to discuss these responses and the status of the Decatur facilities. As a result of these meetings, the Company will be subject to a confirmatory inspection to verify the Company’s corrective actions on the previous inspection. The result of the last inspection remains open, pending this confirmatory inspection. The confirmatory inspection is anticipated to occur in the fourth quarter of 2004. The management of the Company believes that the Company will successfully resolve these compliance matters with the FDA. However, there can be no guarantee that the FDA matters will be successfully resolved.

      The Company has added key management personnel, including the hiring of a new chief financial officer in June 2004 along with additional personnel in critical areas. Management has reduced the

AKORN, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s cost structure, improved the Company’s processes and systems, and implemented strict controls over capital spending. Management believes these activities will improve the Company’s results of operations, cash flow from operations and its future prospects.

      As a result of all of the factors cited in the preceding paragraphs, management believes that the Company should be able to sustain its operations and continue as a going concern. However, the ultimate outcome of this uncertainty cannot be presently determined and, accordingly, there remains substantial doubt as to whether the Company will be able to continue as a going concern.

      Consolidation: The accompanying unaudited condensed consolidated financial statements include the accounts of Akorn, Inc. and Akorn (New Jersey) Inc. Intercompany transactions and balances have been eliminated in consolidation. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and accordingly do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

      Adjustments: In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included in these financial statements. Operating results for the six-month period ended June 30, 2004 are not necessarily indicative of the results that may be expected for a full year. For further information, refer to the consolidated financial statements and footnotes for the year ended December 31, 2003, included in the Company’s Annual Report on Form 10-K.

Note B — Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates and assumptions for the Company relate to the allowance for doubtful accounts, the allowance for chargebacks, the allowance for rebates, the reserve for slow-moving and obsolete inventory, the allowance for product returns, the carrying value of intangible assets and the carrying value of deferred income tax assets.

Note C — Stock Based Compensation

      The Company applies APB Opinion No. 25 “Accounting for Stock Issued to Employees” in accounting for options granted to its employees under its stock option programs and applies Statement of Financial Accounting Standards No. 123 “Accounting for Stock Issued Employees” (“SFAS 123”) for disclosure purposes only. The SFAS 123 disclosures include pro forma net income (loss) and earnings (loss) per share as if the fair value-based method of accounting had been used.

AKORN, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      If compensation for employee options had been determined based on SFAS 123, the Company’s pro forma net income (loss) and pro forma net income (loss) per share for the six months ended June 30, would have been as follows:

	Six Months Ended
	June 30

	2004	2003

Net loss, as reported	$(4,799)	$(4,014)
Add stock-based employee compensation expense included in reported net income	—	—
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards	(517)	(86)

Pro forma net loss	$(5,316)	$(4,100)

Basic and diluted loss per share of common stock
Basic and diluted as reported	$(0.24)	$(0.20)
Basic and diluted pro forma	$(0.24)	$(0.21)

Note D — Revenue Recognition

      The Company recognizes product sales for its ophthalmic and injectable business segments upon the shipment of goods for customers whose terms are FOB shipping point. The Company has certain customers whose terms are FOB destination point and recognizes revenue upon delivery of the product to these customers. Revenue is recognized when all obligations of the Company have been fulfilled and collection of the related receivable is probable.

      The Contract Services segment, which produces products for third party customers, based upon their specifications, at a pre-determined price, also recognizes sales upon the shipment of goods or upon delivery of the product as appropriate. Revenue is recognized when all obligations of the Company have been fulfilled and collection of the related receivable is probable.

      Provision for estimated doubtful accounts, chargebacks, rebates, discounts and product returns is made at the time of sale and is analyzed and adjusted, if necessary, at each balance sheet date.

Note E — Accounts Receivable Allowances

      The nature of the Company’s business inherently involves, in the ordinary course, significant amounts and substantial volumes of transactions and estimates relating to allowances for doubtful accounts, product returns, chargebacks, rebates and discounts given to customers. This is a natural circumstance of the pharmaceutical industry and not specific to the Company and inherently lengthens the collection process. Depending on the product, the end-user customer, the specific terms of national supply contracts and the particular arrangements with the Company’s wholesaler customers, certain rebates, chargebacks and other credits are deducted from the Company’s accounts receivable. The process of claiming these deductions depends on wholesalers reporting to the Company the amount of deductions that were earned under the respective terms with end-user customers (which in turn depends on which end-user customer, with different pricing arrangements might be entitled to a particular deduction). This process can lead to “partial payments” against outstanding invoices as the wholesalers take the claimed deductions at the time of payment.

      Unless otherwise noted, the provisions and allowances for the following customer deductions are reflected in the accompanying financial statements as reductions of revenues and trade accounts receivable, respectively.

AKORN, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Chargebacks and Rebates

      The Company enters contractual agreements with certain third parties such as hospitals and group-purchasing organizations to sell certain products at predetermined prices. The parties have elected to have these contracts administered through wholesalers that buy the product from the Company. When a wholesaler sells products to one of the third parties that is subject to a contractual price agreement, the difference between the price paid to the Company by the wholesaler and the price under contract is charged back to the Company by the wholesaler. The Company tracks sales and submitted chargebacks by product number for each wholesaler. Utilizing this information, the Company estimates a chargeback percentage for each product. The Company reduces gross sales and increases the chargeback allowance by the estimated chargeback amount for each product sold to a wholesaler. The Company reduces the chargeback allowance when it processes a request for a chargeback from a wholesaler. Actual chargebacks processed can vary materially from period to period.

      Management obtains certain wholesaler inventory reports to aid in analyzing the reasonableness of the chargeback allowance. The Company assesses the reasonableness of its chargeback allowance by applying the product chargeback percentage based on historical activity to the quantities of inventory on hand per the wholesaler inventory reports and an estimate of in-transit inventory that is not reported on the wholesaler inventory reports at the end of the period. In the first quarter of 2004, the Company obtained more precise information from the wholesalers to estimate the amount of in-transit inventory, which lowered its estimate of in-transit inventory. This resulted in the Company recognizing approximately $500,000 less in chargeback expense in the first quarter of 2004. The Company intends to use this new information on a going forward basis as a more accurate estimate of in-transit inventory. Additionally, in the second quarter of 2004, the Company, in accordance with its policy, reduced its estimate of the percentage amount of wholesaler inventory that will ultimately be sold to a third party that is subject to a contractual price agreement. This reduction was made in reaction to a six quarter trend of such sales being below the Company’s previous estimates, thereby confirming that the reduced percentage was other than temporary. This estimate change resulted in approximately $480,000 less in chargeback expense in the second quarter of 2004. The Company intends to use this revised estimate on a going forward basis until historical trends indicate that additional revisions should be made. Also, the Company does not expect any other significant changes in its chargeback estimates during 2004.

      Similarly, the Company maintains an allowance for rebates related to contract and other programs with certain customers. Rebate percentages vary by product and by volume purchased by each eligible customer. The Company tracks sales by product number for each eligible customer and then applies the applicable rebate percentage, using both historical trends and actual experience to estimate its rebate allowance. The Company reduces gross sales and increases the rebate allowance by the estimated rebate amount when the Company sells its products to its rebate-eligible customers. The Company reduces the rebate allowance when it processes a customer request for a rebate. At each balance sheet date, the Company analyzes the allowance for rebates against actual rebates processed and makes necessary adjustments as appropriate. Actual rebates processed can vary materially from period to period.

      The recorded allowances reflect the Company’s current estimate of the future chargeback and rebate liability to be paid or credited to the wholesaler under the various contracts and programs. For the six months ended June 30, 2004 and 2003, the Company recorded chargeback and rebate expense of $6,420,000 and $6,305,000, respectively. The allowance for chargebacks and rebates was $3,666,000 and $4,804,000 as of June 30, 2004 and December 31, 2003, respectively.

Product Returns

      Certain of the Company’s products are sold with the customer having the right to return the product within specified periods and guidelines for a variety of reasons, including but not limited to pending

AKORN, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expiration dates. Provisions are made at the time of sale based upon tracked historical experience, by customer in some cases. In evaluating month-end allowance balances, the Company considers actual returns to date that are in process, the expected impact of product recalls and the wholesaler’s inventory information to assess the magnitude of unconsumed product that may result in a product return to the Company in the future. Actual returns processed can vary materially from period to period. For the six month period ending June 30, 2004 and 2003, the Company recorded a provision for product returns of $1,182,000 and $1,337,000, respectively. The allowance for potential product returns was $1,283,000 and $1,077,000 at June 30, 2004 and December 31, 2003, respectively.

Doubtful Accounts

      Provisions for doubtful accounts, which reflect trade receivable balances owed to the Company that are believed to be uncollectible, are recorded as a component of selling, general and administrative expense. In estimating the allowance for doubtful accounts, the Company has:

•	Identified the relevant factors that might affect the accounting estimate for allowance for doubtful accounts, including: (a) historical experience with collections and write-offs; (b) credit quality of customers; (c) the interaction of credits being taken for discounts, rebates, allowances and other adjustments; (d) balances of outstanding receivables, and partially paid receivables; and (e) economic and other exogenous factors that might affect collectibility (e.g., bankruptcies of customers, factors that affect particular distribution channels).

•	Accumulated data on which to base the estimate for allowance for doubtful accounts, including: (a) collections and write-offs data; (b) information regarding current credit quality of customers; and (c) other information such as buying patterns and payment patterns, particularly in respect to major customers.

•	Developed assumptions reflecting management’s judgments as to the most likely circumstances and outcomes, regarding, among other matters: (a) collectibility of outstanding balances relating to “partial payments;” (b) the ability to collect items in dispute (or subject to reconciliation) with customers; and (c) economic factors that might affect collectibility of outstanding balances — based upon information available at the time.

      For the six months ending June 30, 2004 and 2003, we recorded a net benefit for doubtful accounts of $427,000 and $348,000, respectively, as recoveries and reduced reserve requirements exceeded write-offs and newly identified collectibility concerns. The allowance for doubtful accounts was $722,000 and $609,000 as of June 30, 2004 and December 31, 2003, respectively. As of June 30, 2004, we had a total of $976,000 of past due gross accounts receivable. Included in this total is a credit balance of $243,000, which represents wholesaler chargeback deductions that are over 60 days past due. We perform monthly a detailed analysis of the receivables due from our wholesaler customers and provides a specific reserve against known uncollectible items for each of the wholesaler customers. We also include in the allowance for doubtful accounts an amount that we estimate to be uncollectible for all other customers based on a percentage of the past due receivables. The percentage reserved increases as the age of the receivables increases. Of the recorded allowance for doubtful accounts of $722,000, the portion related to major wholesaler customers is $466,000 with the remaining $256,000 reserve for all other customers.

Discounts

      Cash discounts are available to certain customers based on agreed upon terms of sale. The Company evaluates the discount reserve balance against actual discounts taken. For the six months ending June 30, 2004 and 2003, the Company recorded a provision for cash discounts of $331,000 and $358,000,

AKORN, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

respectively. The allowance for discounts was $152,000 and $94,000 as of June 30, 2004 and December 31, 2003, respectively.

Note F — Inventories

      The components of inventories are as follows (in thousands):

	June 30,	December 31,
	2004	2003

Finished goods	$3,809	$3,510
Work in process	1,652	1,385
Raw materials and supplies	3,342	2,912

	$8,803	$7,807

      Inventory at June 30, 2004 and December 31, 2003 is reported net of reserves for slow-moving, unsaleable and obsolete items of $904,000 and $917,000, respectively, primarily related to finished goods. For the six months ended June 30, 2004 and 2003, the Company recorded a provision of $685,000 and $408,000, respectively.

Note G — Property, Plant and Equipment

      Property, plant and equipment consists of the following (in thousands):

	June 30,	December 31,
	2004	2003

Land	$396	$396
Buildings and leasehold improvements	9,319	8,890
Furniture and equipment	27,439	27,117
Automobiles	55	55

	37,209	36,458
Accumulated depreciation	(22,991)	(21,636)

	14,218	14,822
Construction in progress	18,774	19,085

	$32,992	$33,907

      Construction in progress primarily represents capital expenditures related to the Company’s Lyophilization project that is intended to enable the Company to perform processes in-house that are currently being performed by a sub-contractor. For the six month periods ended June 30, 2004 and 2003, the Company capitalized interest expense related to the Lyophilization project of $173,000 and $602,000, respectively. Subject to the Company’s ability to generate sufficient operating cash flow or obtain new financing for future operations and capital expenditures, the Company anticipates completion of the lyophilization project (principally including validation testing of the process as of June 30, 2004) in late 2005 or early 2006. Future costs are estimated to be $2.0 million excluding capitalized interest. The Company can make no assurances that it will be able to complete this project within its estimated timeframe, or at all, or that material impairment charges will not be required if such completion does not occur as anticipated.

AKORN, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note H — Financing Arrangements

      The Company’s long-term debt consists of (in thousands):

	June 30,	December 31,
	2004	2003

Credit Agreement with LaSalle Bank:
Revolver	$3,627	$1,500
Term Loans	5,245	6,415
Convertible subordinated debentures	5,000	5,000
Mortgages payable	1,468	1,623
Promissory note to NeoPharm, Inc.	3,250	3,250
2003 Subordinated Notes	2,767	2,767

	21,357	20,555
Less unamortized discount on debt	2,258	2,622
Less current portion	6,294	4,156

Long-term debt	$12,805	$13,777

      In December 1997, the Company entered into a $15,000,000 revolving credit agreement with The Northern Trust Company (“Northern Trust”), which was increased to $25,000,000 on June 30, 1998 and to $45,000,000 on December 28, 1999. Borrowings under this credit agreement were secured by substantially all of the assets of the Company and bore floating interest rates that were 7.25% at June 30, 2003.

      The Company went into default under the Northern Trust credit agreement in 2002 and thereafter operated under an agreement under which Northern Trust would agree to forbear from exercising its remedies (the “Forbearance Agreement”) and the Company acknowledged its then-current default. The Forbearance Agreement provided for additional borrowings and was extended on numerous occasions in 2003.

      On October 7, 2003, a group of investors (the “Investors”) purchased all of the Company’s then outstanding senior bank debt from Northern Trust, a balance of $37,731,000, at a discount and exchanged such debt with the Company (the “Exchange Transaction”) for (i) 257,172 shares of Series A 6.0% Participating Convertible Preferred Stock of the Company (“Series A Preferred Stock”), (ii) subordinated promissory notes in the aggregate principal amount of approximately $2,767,139 (the “2003 Subordinated Notes”), (iii) warrants to purchase an aggregate of 8,572,400 shares of the Company’s common stock with an exercise price of $1.00 per share (“Series A Warrants”), and (iv) $5,473,862 in cash from the proceeds of the term loan under the New Credit Facility described in a following paragraph. The 2003 Subordinated Notes and cash were issued by the Company to (a) The John N. Kapoor Trust dtd 9/20/89 (the “Kapoor Trust”), the sole trustee and sole beneficiary of which is Dr. John N. Kapoor, the Company’s Chairman of the Board of Directors and the holder of a significant stock position in the Company, (b) Arjun Waney, a newly-elected director and the holder of a significant stock position in the Company, and (c) Argent Fund Management Ltd., for which Mr. Waney serves as Chairman and Managing Director and 51% of which is owned by Mr. Waney. The Company also issued to the holders of the 2003 Subordinated Notes warrants to purchase an aggregate of 276,714 shares of common stock with an exercise price of $1.10 per share (“Note Warrants”).

      As a result of the Exchange Transaction, the Company recorded transaction costs of approximately $3.1 million. The transaction costs consisted principally of cash and securities owed to restructuring and

AKORN, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

investment banking professionals that provided services directly related to the extinguishment of the Northern Trust debt.

      In accounting for the Exchange Transaction, the Company first reduced the carrying amount of the Northern Trust debt by the cash paid to Investors. The remaining carrying value was then allocated among the three securities issued to fully extinguish the debt based on the relative fair values of those securities. Accordingly, the Series A Preferred Stock, the 2003 Subordinated Notes and the Series A Warrants were initially recorded at $20,874,000, $2,046,000 and $9,337,000, respectively, before, in the case of the 2003 Subordinated Notes, the discount described below and before, in the case of the stock securities, related issuance costs of $480,000. The fair value of the Series A Warrants was estimated by the Company using the same method and estimates as described for the warrants issued with the 2003 Subordinated Notes. All unexercised warrants expire on October 7, 2006.

      Simultaneously with the consummation of the Exchange Transaction, the Company entered into a credit agreement with LaSalle Bank National Association (“LaSalle Bank”) providing the Company with $7,000,000 of term loans and a revolving line of credit of up to $5,000,000 to provide for working capital needs (collectively, the “New Credit Facility”) secured by substantially all of the assets of the Company. The obligations of the Company under the New Credit Facility have been guaranteed by the Kapoor Trust and Arjun Waney. In exchange for this guaranty, the Company issued additional warrants (“Guarantee Warrants”) to purchase 880,000 and 80,000 shares of common stock to the Kapoor Trust and Arjun Waney, respectively, and has agreed to issue to each of them, on each anniversary of the date of the consummation of the Exchange Transaction, warrants to purchase an additional number of shares of common stock equal to 0.08 multiplied by the principal dollar amount of the Company’s indebtedness then guaranteed by them under the New Credit Facility. The warrants issued in exchange for these guarantees have an exercise price of $1.10 per share.

      The New Credit Facility with LaSalle Bank consists of a $5,500,000 term loan A, a $1,500,000 term loan B (collectively, the “Term Loans”) as well as a revolving line of credit of up to $5,000,000 (the “Revolver”) secured by substantially all of the assets of the Company. The New Credit Facility matures on October 7, 2005. The Term Loans bear interest at prime plus 1.75% (5.75% at June 30, 2004) and require principal payments of $195,000 per month commencing October 31, 2003, with the payments first to be applied to term loan B. The Revolver bears interest at prime plus 1.50% (5.50% as of June 30, 2004). Availability under the Revolver is determined by the sum of (i) 80% of eligible accounts receivable, (ii) 30% of raw material, finished goods and component inventory excluding packaging items, not to exceed $2,500,000 and (iii) the difference between 90% of the forced liquidation value of machinery and equipment ($4,092,000 as of August 18, 2003) and the sum of $1,750,000 and the outstanding balance under term loan B. The availability as of June 30, 2004 was $1,323,000. The New Credit Facility contains certain restrictive covenants including but not limited to certain financial covenants such as minimum EBITDA levels, Fixed Charge Coverage Ratios, Senior Debt to EBITDA ratios and Total Debt to EBITDA ratios. We had negotiated an amendment to the New Credit Facility effective December 31, 2003 to clarify certain covenant computations and waive certain technical violations. Certain financial covenants were further amended and the time for compliance with certain non-financial covenants was extended under an amendment entered into with LaSalle Bank on August 13, 2004. The New Credit Facility also contains subjective covenants providing that the Company would be in default if, in the judgment of the lenders, there is a material adverse change in the financial condition of the Company. Because the New Credit Facility also requires the Company to maintain its deposit accounts with LaSalle, the existence of these subjective covenants, pursuant to EITF Abstract No. 95-22, requires that the Company classify outstanding borrowings under the Revolver as a current liability.

      In 2001, the Company entered into a $5,000,000 convertible subordinated debt agreement with the Kapoor Trust (“Convertible Note Agreement”). Under the terms of the Convertible Note Agreement, the

AKORN, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

convertible subordinated debt bears interest at prime plus 3.0% (7.0% as of June 30, 2004), is due on December 20, 2006 and was issued with detachable warrants to purchase approximately 1,667,000 shares of common stock. Interest cannot be paid on the convertible subordinated debt until the repayment of all amounts under the New Credit Facility. The convertible feature of the convertible subordinated debt, as amended, allows the Kapoor Trust to immediately convert the subordinated debt plus interest into common stock of the Company, at a price of $2.28 per share of common stock for Tranche A and $1.80 per share of common stock for Tranche B.

      The Company, in accordance with APB Opinion No. 14, recorded the convertible subordinated debt and related warrants as separate securities. Furthermore, in accordance with Emerging Issues Task Force (“EITF”) Abstract No. 00-27, the Company has also computed and recorded a separate amount related to the “intrinsic” value of the conversion option related to the debt. The resultant debt discount of $3,024,000, equivalent to the value assigned to the warrants and the “intrinsic” value of the convertible debt, is being amortized and charged to interest expense over the life of the subordinated debt. Additionally, as the accrued interest on the convertible subordinated debt is also convertible into common stock, it may also result in separately recordable beneficial conversion amounts. Such amounts would be recorded if the price of the Company’s common stock is higher than the conversion rate when the interest is accrued. In the second quarter 2004, the Company reclassified approximately $105,000 of debt to equity in recognition of the beneficial conversion on the convertible subordinated debt.

      In December 2001, the Company entered into a $3,250,000 five-year loan with NeoPharm, Inc. (“NeoPharm”) to fund the Company’s efforts to complete its lyophilization facility located in Decatur, Illinois (the “Neopharm Note”). The Neopharm Note was executed in conjunction with a Processing Agreement that provides NeoPharm with the option of securing at least 15% of the capacity of the Company’s lyophilization facility each year. Dr. John N. Kapoor, the Company’s chairman holds a substantial stock position in NeoPharm as well as in the Company. In September 30, 2003, the Company defaulted under the NeoPharm Note as a result of its failure to remove all FDA warning letter sanctions related to the Company’s Decatur, Illinois facilities by June 30, 2003. The Company also defaulted under the Trust Agreement as a result of a cross-default to the NeoPharm Note.

      In connection with the Exchange Transaction, the Kapoor Trust and NeoPharm waived all existing defaults under their respective agreements and entered into amended agreements dated October 7, 2003. Interest under the amended NeoPharm Note accrues at 1.75% above LaSalle Bank’s prime rate (5.75% as of June 30, 2004). Interest payments under both agreements are currently prohibited under the terms of a subordination arrangement with LaSalle Bank. The amended NeoPharm Note also requires the Company to make quarterly payments of $150,000 beginning on the last day of the calendar quarter during which all indebtedness under the New Credit Facility has been paid. All remaining amounts owed under the amended NeoPharm Note are payable at maturity on December 20, 2006. The Kapoor Trust amendment did not change the interest rate or the maturity date of the loans under the Convertible Note Agreement.

      As part of the Exchange Transaction, the Company issued the 2003 Subordinated Notes to the Kapoor Trust, Arjun Waney and Argent Fund Management, Ltd. The 2003 Subordinated Notes mature on April 7, 2006 and bear interest at prime plus 1.75% (5.75% as of June 30, 2004), but interest payments are currently prohibited under the terms of a subordination arrangement between LaSalle Bank and the Note Holders. The 2003 Subordinated Notes are subordinated to the New Credit Facility and the amended NeoPharm Note but senior to the Convertible Note Agreement. The Company also issued to the holders of the 2003 Subordinated Notes the Note Warrants to purchase an aggregate of 276,714 shares of common stock with an exercise price of $1.10 per share. All unexercised Note Warrants expire on October 7, 2006. The Company, in accordance with APB Opinion No. 14, recorded the initial issuance of the 2003 Subordinated Notes and Note Warrants as separate securities. The fair value of the Note Warrants was estimated on the date of issuance using the modified Black-Scholes option pricing model

AKORN, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

with the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 127.5%, (iii) risk free rate of 2.19%, and (iv) expected life of 3 years. As a result, the Company assigned a value of $336,000 to Note Warrants and recorded this amount in shareholders’ equity and as a discount, along with the spread between the face value of the debt and its initial recorded value as described above, on the 2003 Subordinated Notes. Related debt discount amortization for the six month period ended June 30, 2004 was $176,000.

      In June 1998, the Company entered into a $3,000,000 mortgage agreement with Standard Mortgage Investors. The principal balance is payable over 10 years, with the final payment due in June 2007. The mortgage note bears an interest rate of 7.375% and is secured by the real property located in Decatur, Illinois.

      As part of the Exchange Transaction, the Company recorded $1,627,000 as deferred financing costs, including the value of the Guarantee Warrants. This amount is being amortized as a component of interest expense over the life of the related debt or guarantee. Amortization for the six months ended June 30, 2004 was $698,000.

      During the second quarter, as allowed under the provisions of the Series A Warrants, 416,667 warrants were exercised on a cashless basis for 297,619 shares of commons stock.

Note I — Series A Preferred Stock

      The Series A Preferred Stock accrues dividends at a rate of 6.0% per annum, which rate is fully cumulative, accrues daily and compounds quarterly. While the dividends could be paid in cash at the Company’s option, such dividends are currently being deferred and added to the Series A Preferred Stock balance. Such dividends aggregated to $386,600 through December 31, 2003 and $797,300 for the six months ended June 30, 2004. All shares of Series A Preferred Stock have liquidation rights in preference over junior securities, including the common stock, and have certain antidilution protections. The Series A Preferred Stock and unpaid dividends are convertible at any time into a number of shares of common stock equal to the quotient obtained by dividing (x) $100 per share plus any accrued but unpaid dividends on that share by (y) $0.75, as such numbers may be adjusted from time to time pursuant to the terms of the Articles of Amendment. All shares of Series A Preferred Stock shall convert to shares of common stock on the earlier to occur of (i) October 8, 2006 and (ii) the date on which the closing price per share of common stock for at least 20 consecutive trading days immediately preceding such date exceeds $4.00 per share. Until the Company’s shareholders approved certain provisions regarding the Series A Preferred Stock (the ‘Stockholders Approval’), which occurred in July 2004, the Series A Preferred Stock was also mandatorily redeemable in October 2011.

      Holders of Series A Preferred Stock have full voting rights, with each holder entitled to a number of votes equal to the number of shares of common stock into which its shares can be converted. Holders of Series A Preferred Stock and common stock shall vote together as a single class on all matters submitted to a shareholder vote, except in cases where a separate vote of the holders of Series A Preferred Stock is required by law or by the Articles of Amendment. The Articles of Amendment provide that the Company cannot take certain actions, including (i) issuing additional Series A Preferred Stock or securities senior to or on par with the Series A Preferred Stock, (ii) amending the Company’s Articles of Incorporation or By-laws to alter the rights of the Series A Preferred Stock, (iii) effecting a change of control or (iv) effecting a reverse split of the Series A Preferred Stock, without the approval of the holders of 50.1% of the Series A Preferred Stock.

      Immediately after the Exchange Transaction, the Investors held approximately 75% of the aggregate voting rights represented by outstanding shares of common stock and Series A Preferred Stock. After the Exchange Transaction and assuming the exercise of all outstanding conversion rights, warrants and options

AKORN, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to acquire common stock, the Investors would hold approximately 77% of the common stock, on a fully-diluted basis. Prior to the Exchange Transaction, the Investors held approximately 35% of the outstanding voting securities and would have held approximately 42% of the common stock on a fully-diluted basis.

      The initially recorded amount of the Series A Preferred Stock, as described in Note H, was $5,174,000 below its stated value. The Company, up through the Stockholders Approval date, had been accreting this difference over the time period from issuance to the mandatory redemption date in October 2011. Accretion for the six month period ended June 30, 2004 was $323,000.

      Pursuant to FASB No. 150 — “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” as amended, the Series A Preferred Stock was originally reflected as a liability because of its mandatory redemption feature. That characterization remained as of June 30, 2004. As such, accretion as described above and dividends have been reflected as interest expense in the statement of operations through July 2004. As a result of the Stockholders Approval, the July 2004 carrying value of the Series A Preferred Stock was reclassified into shareholders’ equity and future accretion and dividends will be reflected as adjustments to retained earnings and will also impact income (loss) available to common stockholders. Additionally, and in accordance with EITF Abstract No. 00-27, the Company will also record in July 2004 the value of the conversion option imbedded at issuance in each share of Series A Preferred Stock, subject to limitations described in the EITF. That value, approximately $22.3 million, will reduce the carrying value of the Series A Preferred Stock to near $0.2 million with the offsetting increase to Common Stock. The carrying value of the Series A Preferred Stock will then be adjusted to its full aggregated stated value, plus unpaid dividends (approximately $26.4 million), with a charge directly to retained earnings. That charge will not impact net earnings for the third quarter, but will substantially reduce earnings available to common stockholders and earnings per share for that period.

Note J — Earnings Per Common Share

      Basic net income (loss) per common share is based upon weighted average common shares outstanding. Diluted net income (loss) per common share is based upon the weighted average number of common shares outstanding, including the dilutive effect of stock options, warrants and convertible debt using the treasury stock and if converted methods. However, for the three and six month periods ended June 30, 2004 and 2003, the assumed exercise or conversion of any of these securities would be anti-dilutive; and, accordingly, diluted loss per share equals basic loss per share for each period.

      The number of shares subject to warrants, options and conversion rights excluded in each period is reflected in the following table.

	Six Months
	Ended June 30,

	2004	2003

Shares subject to warrants convertible debt and convertible preferred stock	12,309	4,474
Shares subject to options	2,666	3,600

Note K — Industry Segment Information

      The Company classifies its operations into three business segments, ophthalmic, injectable and contract services. The ophthalmic segment manufactures, markets and distributes diagnostic and therapeutic pharmaceuticals. The injectable segment manufactures, markets and distributes injectable pharmaceuticals, primarily in niche markets. The contract services segment manufactures products for

AKORN, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

third party pharmaceutical and biotechnology customers based on their specifications. Selected financial information by industry segment is presented below (in thousands).

	Six Months Ended
	June 30,

	2004	2003

REVENUES
Ophthalmic	$13,806	$11,252
Injectable	4,305	7,449
Contract Services	4,625	2,921

Total revenues	$22,736	$21,622

GROSS PROFIT
Ophthalmic	$6,344	$3,153
Injectable	705	3,493
Contract Services	289	(267)

Total gross profit	7,338	6,379
Operating expenses	9,422	9,307

	Six Months Ended
	June 30,

	2004	2003

Total operating loss	(2,084)	(2,928)
Interest expense	(2,713)	(1,257)

Loss before income taxes	$(4,797)	$(4,185)

      Results for 2004 include impairment charges of approximately $1,851,000 related to licenses for certain ophthalmic products, which the Company, based on developments over the recent months, has concluded may not be sellable at amounts and prices that would support the related intangible asset.

      The Company manages its business segments to the gross profit level and manages its operating and other costs on a company-wide basis. Intersegment activity at the gross profit level is minimal. The Company does not identify assets by segment for internal purposes, as certain manufacturing and warehouse facilities support more than one segment.

Note L — Commitments and Contingencies

      (i) On March 27, 2002, the Company received a letter informing it that the staff of the regional office of the Securities and Exchange Commission (“SEC”) in Denver, Colorado, would recommend to the SEC that it bring an enforcement action against the Company and seek an order requiring the Company to be enjoined from engaging in certain conduct. The staff alleged that the Company misstated its income for fiscal years 2000 and 2001 by allegedly failing to reserve for doubtful accounts receivable and overstating its accounts receivable balance as of December 31, 2000. The staff alleged that internal control and books and records deficiencies prevented the Company from accurately recording, reconciling and aging its accounts receivable. The Company also learned that certain of its former officers, as well as a then current employee had received similar notifications. Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2001, management of the Company determined it needed to restate the Company’s financial statements for 2000 and 2001 to record a

AKORN, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$7.5 million increase to the allowance for doubtful accounts as of December 31, 2000, which it had originally recorded as of March 31, 2001.

      On September 25, 2003, the Company consented to the entry of an administrative cease and desist order to resolve the issues arising from the staff’s investigation and proposed enforcement action as described above. Without the Company admitting or denying the findings set forth therein, the consent order finds that the Company failed to promptly and completely record and reconcile cash and credit remittances, including those from its top five customers, to invoices posted in its accounts receivable sub-ledger. According to the findings in the consent order, the Company’s problems resulted from, among other things, internal control and books and records deficiencies that prevented the Company from accurately recording, reconciling and aging its receivables. The consent order finds that the Company’s 2000 Form 10-K and first quarter 2001 Form 10-Q misstated its account receivable balance or, alternatively, failed to disclose the impairment of its accounts receivable and that its first quarter 2001 Form 10-Q inaccurately attributed the increased accounts receivable reserve to a change in estimate based on recent collection efforts, in violation of Section 13(a) of the Exchange Act and rules 12b-20, 13a-1 and 13a-13 there under. The consent order also finds that the Company failed to keep accurate books and records and failed to devise and maintain a system of adequate internal accounting controls with respect to its accounts receivable in violation of Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act. The consent order does not impose a monetary penalty against the Company or require any additional restatement of the Company’s financial statements. The consent order contains an additional commitment by the Company to do the following: (A) appoint a special committee comprised entirely of outside directors, (B) within 30 days after entry of the order, have the special committee retain a qualified independent consultant (“consultant”) acceptable to the staff to perform a test of the Company’s material internal controls, practices, and policies related to accounts receivable, and (C) within 180 days, have the consultant present his or her findings to the commission for review to provide assurance that the Company is keeping accurate books and records and has devised and maintained a system of adequate internal accounting controls with respect to the Company’s accounts receivables. On October 27, 2003, the recently appointed special committee engaged Jefferson Wells, International (“Jefferson Wells”) to serve as consultant in this capacity. On February 6, 2004, Jefferson Wells reported its findings to the special committee, such findings being that the Company has made the necessary personnel changes and procedural improvements required to maintain control over the accounts receivable process and establish the necessary reserves. Jefferson Wells’ report was delivered to the SEC on February 13, 2004. On May 3, 2004 the Company announced that the Company’s stock began trading on the OTC Bulletin Board.

      (ii) In October 2000, the FDA issued a warning letter to the Company following the FDA’s routine Current Good Manufacturing Practices (“cGMP”) inspection of the Company’s Decatur manufacturing facilities. An FDA warning letter is intended to provide notice to a company of violations of the laws administered by the FDA. Its primary purpose is to elicit voluntary corrective action. The letter warns that if voluntary action is not forthcoming, the FDA may use other legal means to compel compliance. These include seizure of products and/or injunction of the company and responsible individuals. The October 2000 warning letter addressed several deviations from regulatory requirements including general documentation and cleaning validation issues and requested corrective actions be undertaken by the Company. The Company initiated corrective actions and responded to the warning letter. Subsequently, the FDA conducted another inspection in late 2001 and identified additional deviations from regulatory requirements including cleaning validation and process control issues. This led to the FDA leaving the warning letter in place and issuing a Form 483 to document its findings. While no further correspondence was received from the FDA, the Company responded to the inspectional findings. This response described the Company’s plan for addressing the issues raised by the FDA and included improved cleaning validation, enhanced process controls and approximately $2.0 million of capital improvements. In August 2002, the FDA conducted an inspection of the Decatur facilities and identified deviations from cGMPs.

AKORN, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company responded to these observations in September 2002. In response to the Company’s actions, the FDA conducted another inspection of the Decatur facilities during the period from December 10, 2002 to February 6, 2003. This inspection identified deviations from regulatory requirements including the manner in which the Company processes and investigates manufacturing discrepancies and failures, customer complaints and the thoroughness of equipment cleaning validations. Deviations identified during this inspection had been raised in previous FDA inspections. The Company has responded to these latest findings in writing and in a meeting with the FDA in March 2003. The Company set forth its plan for implementing comprehensive corrective actions and provided progress reports to the FDA on April 15, May 15 and June 15, 2003.

      The Company is working with the FDA to favorably resolve such compliance matters and has submitted to the FDA and continues to implement a plan for comprehensive corrective actions at its Decatur, Illinois facilities. The FDA completed another inspection of the Decatur facilities on April 7, 2004. The Company has responded to the findings from this inspection and has been meeting with the FDA to discuss these responses and the status of the Decatur facilities. As a result of these meetings, the Company will be subject to a confirmatory inspection to verify the Company’s corrective actions on the previous inspection. The result of the last inspection remains open, pending this confirmatory inspection. The confirmatory inspection is anticipated to occur in the fourth quarter of 2004. The management of the Company believes that the Company will successfully resolve these compliance matters with the FDA. However, there can be no guarantee that the FDA matters will be successfully resolved.

      As a result of the confirmatory inspection, the FDA may take either of the following actions: (i) find that the Decatur facilities are in substantial compliance; or (ii) require the Company to undertake further corrective actions, and then conduct another inspection to assess the success of those efforts. At this time, it is not possible to predict the FDA’s course of action.

      If the inspection identifies significant deviations, the FDA may initiate enforcement action including the following: (1) maintain the warning letter sanctions and require further corrective actions, which could include a recall of certain products; (2) seek a court-ordered injunction which may include temporary suspension of some or all operations, mandatory recall of certain products, potential monetary penalties or other sanctions; or (3) seize our products. Any of these actions could significantly impair our ability to continue to manufacture and distribute products, generate cash from our operations, and may result in a covenant violation under our senior debt. Any or all of these actions would have a material adverse effect on our liquidity and our ability to continue as a going concern.

      The Company believes that unless and until the issues identified by the FDA have been successfully corrected and the corrections have been verified through reinspection, it is doubtful that the FDA will approve any NDAs or ANDAs that may be submitted by the Company for products to be manufactured at its Decatur facilities. This has adversely impacted, and is likely to continue to adversely impact, the Company’s ability to expand its sales through new product introductions. However, the Company is able to continue manufacturing and distributing its current product lines.

      (iii) On August 9, 2003, Novadaq Technologies Inc. (“Novadaq”) notified the Company that it had requested arbitration related to a dispute between the Company and Novadaq regarding the issuance of a Right of Reference. The Company would have been obligated to provide a Right of Reference under the January 4, 2002 Supply Agreement between the two companies. The Company did not believe it was obligated to provide the Right of Reference which, if provided, would likely reduce the required amount of time for clinical trials and reduce Novadaq’s cost of developing a product for macular degeneration. The Company was also contemplating the possible development of a separate product for macular degeneration which, if developed, could face competition from any product developed by Novadaq. On June 4, 2004, an agreement was reached between the Company and Novadaq, whereby the Company would provide the requested Right of Reference to Novadaq in exchange for Novadaq’s repurchase of the Company’s

AKORN, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

holdings in Novadaq at a purchase price of $2,000,000 (U.S.). Proceeds were received in July 2004 (and used to reduce outstanding debt obligations) and a gain of approximately $1,280,000 will be reported during the third quarter.

      (iv) On October 8, 2003, the Company, pursuant to the terms of the Letter Agreement dated September 26, 2002 between the Company and AEG Partners LLC, as amended (the “AEG Letter Agreement”), terminated its consultant AEG Partners LLC (“AEG”).

      AEG contends that, as a result of the Exchange Transaction, the Company must pay it a “success fee” consisting of $686,000 and a warrant to purchase 1,250,000 shares of the Company’s common stock at $1.00 per share, and adjust the terms of the warrant, pursuant to certain anti-dilution provisions, to take into account the impact of the convertible Series A Preferred Stock issued in connection with the Exchange Transaction. The Company disputes that AEG is owed this success fee. Pursuant to the AEG Letter Agreement, the Company and AEG participated in a mandatory and binding arbitration hearing on August 2 and 3, 2004. The arbitrator took the matter under submission and is due to issue a decision by September 2, 2004.

      The Company is a party in other legal proceedings and potential claims arising in the ordinary course of its business. The amount, if any, of ultimate liability with respect to such matters cannot be determined. Despite the inherent uncertainties of litigation, management of the Company at this time does not believe that such proceedings will have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note M — Subsequent Events

      On July 21, 2004 the Company and FDC Limited (“FDC”), India’s second largest manufacturer and marketer of ophthalmic pharmaceutical products, announced the signing of a Purchase and Supply Agreement which would provide the Company with an ophthalmic finished dosage form product pipeline for exclusive use in the United States and Canada. The ophthalmic products will be developed and manufactured for the Company by FDC.

      Under the agreement, the Company will be responsible for U.S. FDA regulatory submissions and marketing of the products directly in the United States. Innova, the Company’s Canadian distributor for ophthalmic products, will be responsible for the direct marketing of these products in Canada. FDC exports active pharmaceutical ingredients to over 45 countries, including the United States and Canada, and holds drug master files and registration in both countries. Products will be manufactured in India, and FDC is intending to submit approximately four to six ANDA’s in the first year of the Agreement.

      On August 23, 2004, the Company issued an aggregate of 141,000 shares of Series B 6% Participating Convertible Preferred Stock (“Series B Preferred Stock”) at a price of $1.00 per share, convertible into common stock at a price of $2.70 per share, to certain investors, with warrants to purchase 1,566,667 additional shares of common stock exercisable until August 23, 2009, with an exercise price of $3.50 per share (the “Series B Warrants”). The net proceeds to the Company after payment of investment banker fees and expenses to Leerlink and other transaction costs of approximately $1,056,000, were approximately $13,044,000. A portion of these proceeds were used to payoff the LaSalle Bank Term Loans and reduce the La Salle Bank Revolver to zero. That early pay down, and resulting elimination of certain personal guarantees of that debt, resulted in the write off of $245,000 of unamortized deferred financing fees. Remaining proceeds will be used for working capital and other general corporate purposes, including for the validation testing of the Company’s lyophilization facility. In accounting for the issuance of the Series B Preferred Stock and Series B warrants, the Company recorded additional charges directly to accumulated deficit of $6,001,830 which also reduced earnings available to common stockholders.

AKORN, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under the terms of the private placement, the Company is required to file a registration statement to enable the investors to resell the shares of common stock into which the Series B Preferred Stock is convertible and which may be purchased upon exercise of the Series B Warrants. Pursuant to “piggyback” registration rights included in already outstanding securities, the registration statement is also intended to register shares of common stock into which those outstanding securities are convertible or exercisable. The Company will not receive any proceeds from the resale of these shares, but may receive proceeds from the exercise of warrants into shares to be registered.

      In August 2004, the Company settled its dispute with AEG pursuant to the arbitrator’s decision. The settlement resulted in a cash payout of $300,000, plus interest from October 2003, and actual issuance of warrants to purchase 1,250,000 shares of common stock at an exercise price of $0.75 per share (the “AEG Warrants”). Compared to the Company’s late 2003 estimate of the cost of this settlement, the Company recorded a net gain of $295,100 in the third quarter of 2004.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The expenses in connection with the issuance and distribution of the securities being registered in this registration statement are set forth in the following table. The selling security holders will bear none of the following expenses. All amounts except the registration fee are estimated.

Registration Fees	$23,091
Blue Sky Filing Fees	$10,000
Printing and Engraving Costs	$40,000
Legal Fees	$75,000
Accounting Fees	$45,000
Miscellaneous	$25,000

Total	$218,091

Item 14.	Indemnification of Directors and Officers

      Section 83A(1) of the Louisiana Business Corporation Law (“LBCL”) permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including any action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another business, foreign or nonprofit corporation, partnership, joint venture, or other enterprise, against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Section 83A(2) of the LBCL provides that, in case of actions by or in the right of the corporation, the indemnity shall be limited to expenses, including attorneys’ fees and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the action to conclusion, actually and reasonably incurred in connection with the defense or settlement of such action, and that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for willful or intentional misconduct in the performance of his duty to the corporation, unless, and only to the extent that the court shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

      Section 83(B) of the LBCL provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

      Any indemnification under Section 83A of the LBCL, unless ordered by the court, shall be made by the corporation only as authorized in a specific case upon a determination that the applicable standard of conduct has been met, and such determination shall be made:

•	By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or

•	If such a quorum is not obtainable and the board of directors so directs, by independent legal counsel, or

•	By the shareholders.

      The indemnification provided for by Section 83 of the LBCL shall not be deemed exclusive of any other rights to which the person indemnified is entitled under any bylaw, agreement, authorization of shareholders or directors, regardless of whether directors authorizing such indemnification are beneficiaries thereof, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of his heirs and legal representative; however, no such other indemnification measure shall permit indemnification of any person for the results of such person’s willful or intentional misconduct.

      Section 24 of the LBCL provides that the articles of incorporation of a corporation may contain a provision eliminating or limiting the personal liability of a director or officer to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, provided that such provision shall not eliminate or limit the liability of a director or officer:

•	For any breach of the director’s or officer’s duty of loyalty to the corporation or its shareholders;

•	For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Who knowingly or without the exercise of reasonable care and inquiry votes in favor of a dividend paid in violation of Louisiana law, any other unlawful distribution, payment or return of assets to be made to the shareholders or stock purchases or redemptions in violation of Louisiana law; or

•	For any transaction from which the director or officer derived an improper personal benefit.

      Article XII of our articles of incorporation contains the provisions permitted by Section 24 of the LBCL.

      Article V of our by-laws makes mandatory the indemnification of any of our officers, directors, employees or agents against any expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him by reason of his position as our director, officer, employee or agent or serving in such position at our request of any business, foreign or non-profit corporation, partnership, joint venture or other enterprise, if he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interest of Akorn, and, in the case of a criminal action or proceeding, with no reasonable cause to believe that his conduct was unlawful. However, in case of actions by or in the right of Akorn, the indemnity shall be limited to expenses (including attorneys’ fees and amounts paid in settlement not exceeding, in the judgment of the Board, the estimated expense of litigating the action to conclusion) actually and reasonably incurred in connection with the defense or settlement of such action.

      No indemnification is permitted under Article V of our by-laws in respect of any matter as to which a director or officer shall have been finally adjudged by a court of competent jurisdiction to be liable for willful or intentional misconduct or to have obtained an improper personal benefit, unless, and only to the extent that the court shall determine upon application that, in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

      Article V of our by-laws also provides that to the extent that a director, officer, employee or agent of Akorn has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

      Any indemnification under Article V of our by-laws, unless ordered by the court, shall be made by the corporation only as authorized in a specific case upon a determination that the applicable standard of conduct has been met, and such determination shall be made:

•	By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or

•	If such a quorum is not obtainable and the board of directors so directs, by independent legal counsel, or

•	By the shareholders.

      Article V of our by-laws also provides that the expenses incurred in defending such action shall be paid by us in advance of the final disposition of such action, upon receipt of an undertaking by or behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by us as authorized under Article V. However, our Board may determine, by special resolution, not to have Akorn pay in advance the expenses incurred by any person in the defense of any such action.

      Article V further provides that indemnification granted thereunder shall not be deemed exclusive of any other rights to which a director, officer, employee or agent is or may become entitled, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his heirs and legal representatives.

      Article V also permits us to procure insurance on behalf of any person who is or was our director, officer, employee or agent, or is or was serving in such position at our request of any business, foreign or non-profit corporation, partnership, joint venture or other enterprise, against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not we would have the power to indemnify him against such liability under the LBCL. We maintain a directors’ and officers’ liability insurance policy.

Item 15.	Recent Sales of Unregistered Securities

      On October 7, 2003, we entered into the Exchange Transaction, pursuant to which a group of investors purchased all of our then outstanding senior bank debt from The Northern Trust Company, a balance of $37,731,000, at a discount and exchanged such debt with us for (1) 257,172 shares of our Series A Preferred Stock, (2) our subordinated 2003 Subordinated Notes in the aggregate principal amount of approximately $2,767,000, (3) Series A Warrants to purchase an aggregate of 8,572,400 shares of our common stock with an exercise price of $1.00 per share, and (4) $5,473,862 in cash from the proceeds of the term loans under the New Credit Facility described in the following paragraph. We issued the 2003 Subordinated Notes and cash to (a) the Kapoor Trust, the sole trustee and sole beneficiary of which is Dr. Kapoor, the chairman of our board of directors and the holder of a significant position in our stock, (b) Mr. Arjun C. Waney, a director and the holder of a significant position in our stock, and (c) Argent Fund Management Ltd., for which Mr. Waney serves as chairman and managing director and 52% of which is owned by Mr. Waney. We also issued to the holders of the 2003 Subordinated Notes, our Notes Warrants to purchase an aggregate of 276,714 shares of common stock with an exercise price of $1.10 per share. The issuance of shares of our Series A Preferred Stock, the Series A Warrants and the Note Warrants was made as a private placement under Section 4(2) of the Securities Act and/or Rule 506 of the Securities Act.

      Simultaneously with the consummation of the Exchange Transaction, we entered into the New Credit Facility with LaSalle Bank which provided us with $7,000,000 in term loans and a revolving line of credit of up to $5,000,000 to provide for working capital needs, secured by substantially all of our assets. Our obligations under the New Credit Facility were guaranteed by Dr. Kapoor and the Kapoor Trust, and irrevocable standby letters of credit were posted by Dr. Kapoor and Mr. Waney. In exchange for the guaranty and the irrevocable standby letters of credit, we issued Guaranty Warrants to purchase 880,000 and 80,000 shares of common stock to the Kapoor Trust and Mr. Waney, respectively, at an exercise price of $1.10 per share. The issuance of the Guaranty Warrants was made as a private placement under Section 4(2) of the Securities Act and/or Rule 506 of the Securities Act.

      Effective May 17, 2004, JRJAY Public Investments, LLC (“JRJAY”) exercised Series A Warrants to purchase 416,667 of our common stock at an exercise price of $1.00 per share by providing us with notice of its election to exercise the cashless exercise option of such warrants. Election of the cashless exercise provision of the Series A Warrants reduced the number of shares of common stock that would otherwise be obtainable upon the exercise of such warrants by 119,048 shares, an aggregate value of $416,667 as of May 17, 2004. In exchange for such reduction, and the aggregate value of the shares of common stock represented thereby, JRJAY was issued 244,019 shares of our common stock. The issuance of such shares was made as a private placement under Section 4(2) of the Securities Act.

      On August 23, 2004, we completed a private placement of 141,000 shares of our Series B Preferred Stock at a price of $100.00 per share for cash, convertible into common stock at a price of $2.70 per share, to certain investors, with Series B Warrants to purchase in the aggregate 1,566,667 additional shares of our common stock exercisable until August 23, 2009, with an exercise price of $3.50 per share. The issuance of such shares was made as a private placement under Section 4(2) of the Securities Act and/or Rule 506 of the Securities Act.

      On August 31, 2004, we issued the AEG Warrants to AEG to purchase in the aggregate 1,250,000 shares of our common stock at an exercise price of $0.75 per share. The AEG Warrants were issued in consideration for AEG’s consulting services provided to us in connection with the successful completion of the Exchange Transaction, among other things. The issuance of the AEG Warrants was made as a private placement under Section 4(2) of the Securities Act and/or Rule 506 of the Securities Act.

Item 16.	Exhibits

      (a) Those exhibits marked with an asterisk (*) refer to exhibits filed herewith. The other exhibits are incorporated herein by reference, as indicated in the following list.

Exhibit No.	Description

3.1	Restated Articles of Incorporation of the Company dated September 16, 2004, incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 filed on September 21, 2004.
3.2	Amended and Restated By-laws of the Company, incorporated by reference to Exhibit 3.2 to the Company’s report on Form 8-K filed on October 24, 2003.
4.1	First Amendment dated October 7, 2003 to Registration Rights Agreement dated July 12, 2001 between the Company and The John N. Kapoor Trust dtd 9/20/89, incorporated by reference to Exhibit 4.1 to the Company’s report on Form 8-K filed on October 24, 2003.
4.2	Form of Warrant Certificate, incorporated by reference to Exhibit 4.2 to the Company’s report on Form 8-K filed on October 24, 2003.
4.3	Form of Warrant Agreement dated October 7, 2003 between the Company and certain investors, incorporated by reference to Exhibit 4.3 to the Company’s report on Form 8-K filed on October 24, 2003.
4.4	Warrant Agreement dated October 7, 2003 between the Company and The John N. Kapoor Trust dtd 9/20/89 issued with respect to New Credit Facility guaranty, incorporated by reference to Exhibit 4.4 to the Company’s report on Form 8-K filed on October 24, 2003.
4.5	Warrant Agreement dated October 7, 2003 between the Company and Arjun C. Waney issued with respect to New Credit Facility guaranty, incorporated by reference to Exhibit 4.5 to the Company’s report on Form 8-K filed on October 24, 2003.
4.6	Warrant Agreement dated October 7, 2003 between the Company and The John N. Kapoor Trust dtd 9/20/89 issued with respect to the Notes, incorporated by reference to Exhibit 4.6 to the Company’s report on Form 8-K filed on October 24, 2003.

Exhibit No.	Description

4.7	Warrant Agreement dated October 7, 2003 between the Company and Arjun C. Waney issued with respect to the Notes, incorporated by reference to Exhibit 4.7 to the Company’s report on Form 8-K filed on October 24, 2003.
4.8	Warrant Agreement dated October 7, 2003 between the Company and Argent Fund Management Ltd. issued with respect to the Notes, incorporated by reference to Exhibit 4.8 to the Company’s report on Form 8-K filed on October 24, 2003.
4.9	Registration Rights Agreement dated October 7, 2003 among the Company and certain investors, incorporated by reference to Exhibit 4.9 to the Company’s report on Form 8-K filed on October 24, 2003.
4.10	Form of Subscription Agreement dated August 18, 2004 between the Company and certain investors, incorporated by reference to Exhibit 4.1 to the Company’s report on Form 8-K filed on August 24, 2004.
4.11	Form of Warrant Agreement dated August 18, 2004 between the Company and certain investors, incorporated by reference to Exhibit 4.2 to the Company’s report on Form 8-K filed on August 24, 2004.
4.12	Stock Registration Rights Agreement dated November 15, 1990 between the Company and The John N. Kapoor Trust dtd 9/20/89, incorporated by reference to Exhibit 4.12 to the Company’s Registration Statement on Form S-1 filed on September 21, 2004.
4.13	Stock Purchase Agreement dated November 15, 1990 between the Company and The John N. Kapoor Trust dtd 9/20/89, incorporated by reference to Exhibit 4.13 to the Company’s Registration Statement on Form S-1 filed on September 21, 2004.
5.1	Opinion of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., incorporated by reference to Exhibit 5.1 to the Company’s Registration Statement on Form S-1 filed on September 21, 2004.
10.1	Consulting Agreement dated November 15, 1990 by and between E. J. Financial Enterprises, Inc., a Delaware corporation, and the Company, incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed on September 21, 2004.
10.2	Amended and Restated Akorn, Inc. 1988 Incentive Compensation Program, incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed on September 21, 2004.
10.3	1991 Akorn, Inc. Stock Option Plan for Directors, incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed on September 21, 2004.
10.4	Promissory Note among the Company, Akorn (New Jersey), Inc. and The Northern Trust Company dated April 16, 2001, incorporated by reference to Exhibit 10.3 to the Company’s report on Form 8-K filed on April 25, 2001.
10.5	Letter of Commitment to the Company from John. N. Kapoor, incorporated by reference to Exhibit 10.3 to the Company’s report on Form 8-K filed on April 25, 2001.
10.6	Convertible Bridge Loan and Warrant Agreement dated as of July 12, 2001, by and between the Company and The John N. Kapoor Trust dtd 9/20/89, incorporated by reference to Exhibit 10.1 to the Company’s report on Form 8-K filed on July 26, 2001.
10.7	The Tranche A Common Stock Purchase Warrant, dated July 12, 2001, incorporated by reference to Exhibit 10.2 to the Company’s report on Form 8-K filed on July 26, 2001.
10.8	The Tranche B Common Stock Purchase Warrant, dated July 12, 2001, incorporated by reference to Exhibit 10.3 to the Company’s report on Form 8-K filed on July 26, 2001.
10.9	Registration Rights Agreement dated July 12, 2001, by and between the Company and The John N. Kapoor Trust dtd 9/20/89, incorporated by reference to Exhibit 10.4 to the Company’s report on Form 8-K filed on July 26, 2001.
10.10	Offer Letter dated September 4, 2001 from the Company to Mr. Pothast, incorporated by reference to Exhibit 10.161 to the Company’s report on Form 10-K for the fiscal year ended December 31, 2002, filed on May 21, 2003.

Exhibit No.	Description

10.11	Promissory Note among the Company, Akorn (New Jersey), Inc. and NeoPharm, Inc. dated December 20, 2001, incorporated by reference to Exhibit 10.17 to the Company’s report on Form 10-K for fiscal year ended December 31, 2001 filed on April 16, 2002.
10.12	Processing Agreement dated December 20, 2001, by and between the Company and NeoPharm, Inc., incorporated by reference to Exhibit 10.18 to the Company’s report on Form 10-K for fiscal year ended December 31, 2001 filed on April 16, 2002.
10.13	Subordination and Intercreditor Agreement dated December 20, 2001, by and between NeoPharm, Inc. and The John N. Kapoor Trust dtd 9/20/89, incorporated by reference to Exhibit 10.20 to the Company’s report on Form 10-K for fiscal year ended December 31, 2001 filed on April 16, 2002.
10.14	Allonge to Revolving Note ($2 million) dated December 20, 2001 by and between the Company and The John N. Kapoor Trust dtd 9/20/89, incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 filed on September 21, 2004.
10.15	Allonge to Revolving Note ($3 million) dated December 20, 2001 by and between the Company and The John N. Kapoor Trust dtd 9/20/89, incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1 filed on September 21, 2004.
10.16	First Amendment to Convertible Bridge Loan and Warrant Agreement dated December 20, 2001 by and between the Company and The John N. Kapoor Trust dtd 9/20/89, incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1 filed on September 21, 2004.
10.17	Supply Agreement dated January 4, 2002, by and between the Company and Novadaq Technologies, Inc., incorporated by reference to Exhibit 10.22 to the Company’s report on Form 10-K for fiscal year ended December 31, 2001 filed on April 16, 2002.
10.18	Mutual Termination and Settlement Agreements by and between The Company and The Johns Hopkins University/Applied Physics Laboratory dtd. July 3, 2002, incorporated by reference to Exhibit 10.23 to the Company’s report on Form 10-K for fiscal year ended December 31, 2001 filed on October 7, 2002.
10.19	Second Amendment to Convertible Bridge Loan and Warrant Agreement dated December 20, 2001 by and between the Company and The John N. Kapoor Trust dtd 9/20/89, incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form S-1 filed on September 21, 2004.
10.20	Engagement Letter by and among the Company and AEG Partners LLC dated as of September 26, 2002, incorporated by reference to Exhibit 10.39 to the Company’s Report on Form 10-Q for the period ended September 30, 2002, filed on May 21, 2003.
10.21	Amendment to Engagement Letter by and among the Company and AEG Partners LLC dated as of November 21, 2002 incorporated by reference to Exhibit 10.40 to the Company’s report on Form 10-K for the fiscal year ended December 31, 2002, filed on May 21, 2003.
10.22	Third Amendment to Convertible Bridge Loan and Warrant Agreement dated December 20, 2001 by and between the Company and The John N. Kapoor Trust dtd 9/20/89, incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-1 filed on September 21, 2004.
10.23	Offer Letter dated January 22, 2003 from the Company to Arthur S. Przybyl, incorporated by reference to Exhibit 10.41 to the Company’s report on Form 10-K for the fiscal year ended December 31, 2000, filed on May 21, 2003.
10.24	Indemnification Agreement dated May 15, 2003 by and between the Company and Arthur S. Przybyl, incorporated by reference to Exhibit 10.42 to the Company’s report on Form 10-K for the fiscal year ended December 31, 2002, filed on May 21, 2003.
10.25	Subordinated Promissory Note dated October 7, 2003 issued to The John N. Kapoor Trust dtd 9/20/89, incorporated by reference to Exhibit 10.2 to the Company’s report on Form 8-K filed on October 24, 2003.
10.26	Subordinated Promissory Note dated October 7, 2003 issued to Arjun C. Waney, incorporated by reference to Exhibit 10.3 to the Company’s report on Form 8-K filed on October 24, 2003.

Exhibit No.	Description

10.27	Subordinated Promissory Note dated October 7, 2003 issued to Argent Fund Management Ltd., incorporated by reference to Exhibit 10.4 to the Company’s report on Form 8-K filed on October 24, 2003.
10.28	Credit Agreement dated October 7, 2003 among the Company, Akorn New Jersey, Inc., the lenders party thereto and LaSalle Bank National Association, as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Company’s report on Form 8-K filed on October 24, 2003.
10.29	Form of Indemnity Agreement dated October 7, 2003 between the Company and each of the Directors as incorporated by reference to Exhibit 10.1 to the Company’s report on Form 10-Q for quarter ended September 30, 2003, filed on December 31, 2003.
10.30	Form of Amended and Restated Promissory Note dated October 7, 2003 issued to NeoPharm, incorporated by reference to Exhibit 10.2 to the Company’s report on Form 10-Q for quarter ended September 30, 2003, filed on December 31, 2003.
10.31	Form of Reaffirmation of Subordination and Intercreditor Agreement from The John N. Kapoor Trust dtd 9/20/89 to NeoPharm, incorporated by reference to Exhibit 10.3 to the Company’s report on Form 10-Q for quarter ended September 30, 2003, filed on December 31, 2003.
10.32	Form of Subordination and Intercreditor Agreement dated October 7, 2003 among the Company, Akorn (New Jersey), Inc., LaSalle Bank and NeoPharm, incorporated by reference to Exhibit 10.4 to the Company’s report on Form 10-Q for quarter ended September 30, 2003, filed on December 31, 2003.
10.33	Form of Fourth Amendment to Convertible Bridge Loan and Warrant Agreement dated October 7, 2003 between the Company and The John N. Kapoor Trust dtd 9/20/89, incorporated by reference to Exhibit 10.5 to the Company’s report on Form 10-Q for quarter ended September 30, 2003, filed on December 31, 2003.
10.34	Limited Waiver Letter dated December 20, 2001 from The John N. Kapoor Trust dtd 9/20/89, incorporated by reference to Exhibit 10.34 to the Company’s Registration Statement on Form S-1 filed on September 21, 2004.
10.35	Form of Acknowledgment of Subordination dated October 7, 2003 between the Company and The John N. Kapoor Trust dtd 9/20/89, incorporated by reference to Exhibit 10.6 to the Company’s report on Form 10-Q for quarter ended September 30, 2003, filed on December 31, 2003.
10.36	Form of Subordination and Intercreditor Agreement dated October 7, 2003 among the Company, Akorn (New Jersey), Inc., LaSalle Bank and The John N. Kapoor Trust dtd 9/20/89, incorporated by reference to Exhibit 10.7 to the Company’s report on Form 10-Q for quarter ended September 30, 2003, filed on December 31, 2003.
10.37	Form of Subordination and Intercreditor Agreement dated October 7, 2003 among the Company, Akorn (New Jersey), Inc., LaSalle Bank and The John N. Kapoor Trust dtd 9/20/89, incorporated by reference to Exhibit 10.8 to the Company’s report on Form 10-Q for quarter ended September 30, 2003, filed on December 31, 2003.
10.38	Form of Subordination and Intercreditor Agreement dated October 7, 2003 among the Company, Akorn (New Jersey), Inc., LaSalle Bank and Arjun C. Waney, incorporated by reference to Exhibit 10.9 to the Company’s report on Form 10-Q for quarter ended September 30, 2003, filed on December 31, 2003.
10.39	Form of Subordination and Intercreditor Agreement dated October 7, 2003 among the Company, Akorn (New Jersey), Inc., LaSalle Bank and Argent Fund Management Ltd, incorporated by reference to Exhibit 10.10 to the Company’s report on Form 10-Q for quarter ended September 30, 2003, filed on December 31, 2003.
10.40	Akorn, Inc. 2003 Stock Option Plan, incorporated by reference to Exhibit 10.35 to the Company’s report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004.
10.41	Form of Akorn, Inc. Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 10.36 to the Company’s report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004.

Exhibit No.	Description

10.42	Form of Akorn, Inc. Incentive Stock Option Agreement, incorporated by reference to Exhibit 10.37 to the Company’s report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004.
10.43	Engagement Letter dated August 5, 2004 between Leerink Swann & Company and the Company, incorporated by reference to Exhibit 10.1 to the Company’s report on Form 8-K filed on August 24, 2004.
10.44	Waiver and Consent dated August 23, 2004, among LaSalle Bank National Association, the financial institutions party thereto, the Company and Akorn (New Jersey), Inc., incorporated by reference to Exhibit 10.2 to the Company’s report on Form 8-K filed on August 24, 2004.
10.45	Consent and Agreement of Holders of Series A 6.0% Participating Convertible Preferred Stock of Akorn, Inc. dated as of August 17, 2004, incorporated by reference to Exhibit 10.3 to the Company’s report on Form 8-K filed on August 24, 2004.
10.46	Limited Liability Company Agreement dated September 22, 2004 between the Company and Strides Arcolab Limited, incorporated by reference to Exhibit 10.1 to the Company’s report on Form 8-K filed on September 27, 2004.
10.47	OEM Agreement dated September 22, 2004 between Akorn-Strides, LLC and Strides, incorporated by reference to Exhibit 10.2 to the Company’s report on Form 8-K filed on September 27, 2004.
10.48	Sales and Marketing Agreement dated September 22, 2004 between the Company and Akorn-Strides, LLC, incorporated by reference to Exhibit 10.3 to the Company’s report on Form 8-K filed on September 27, 2004.
10.49	Promissory Note dated September 22, 2004 executed by Akorn-Strides, LLC for the benefit of the Company, incorporated by reference to Exhibit 10.4 to the Company’s report on Form 8-K filed on September 27, 2004.
10.50	Capital Contribution Agreement dated September 22, 2004 executed by Strides Arcolab Limited for the benefit of Akorn-Strides, LLC, incorporated by reference to Exhibit 10.5 to the Company’s report on Form 8-K filed on September 27, 2004.
10.51	Waiver Letter dated September 28, 2004 from The John N. Kapoor Trust dtd 9/20/89, incorporated by reference to Exhibit 10.1 to the Company’s report on Form 8-K filed on September 30, 2004.
10.52	Second Amendment to Credit Agreement dated August 26, 2004 among the Company, Akorn New Jersey, Inc., Dr. John N. Kapoor, The John N. Kapoor Trust dtd 9/20/90, the lenders party thereto and LaSalle Bank National Association, as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Company’s report on Form 8-K filed on August 31, 2004.
10.53*	Third Amendment to Credit Agreement dated October 8, 2004 among the Company, Akorn New Jersey, Inc., the lenders party thereto and LaSalle Bank National Association, as Administrative Agent.
10.54*	Waiver and Consent dated October 8, 2004, among LaSalle Bank National Association, the financial institutions party thereto, the Company and Akorn (New Jersey), Inc.
21.1*	Subsidiaries of the Company.
23.1*	Consent of BDO Seidman, LLP, independent registered public accountants.
23.2*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.3	Consent of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, LLP, incorporated by reference to Exhibit 5.1 to the Company’s Registration Statement on Form S-1 filed on September 21, 2004.
24.1	Power of Attorney, incorporated by reference to the Signature Page of the Company’s Registration Statement on Form S-1 filed on September 21, 2004.

Item 17.	Undertakings

      We hereby undertake:

      (1) To file, during any period in which offers or sales are being made pursuant to this registration statement, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase of decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buffalo Grove, State of Illinois, on the 12th day of October 2004.

AKORN, INC.

By:	/s/ JEFFREY A. WHITNELL

Jeffrey A. Whitnell

Chief Financial Officer,

Treasurer and Secretary

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ARTHUR S. PRZYBYL* Arthur S. Przybyl	President and Chief Executive Officer (Principal Executive Officer)	October 12, 2004

/s/ JEFFREY A. WHITNELL Jeffrey A. Whitnell	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	October 12, 2004

/s/ JOHN N. KAPOOR* Dr. John N. Kapoor	Chairman and Director	October 12, 2004

/s/ JERRY N. ELLIS* Jerry N. Ellis	Director	October 12, 2004

/s/ ARJUN C. WANEY* Arjun C. Waney	Director	October 12, 2004

/s/ JERRY TREPPEL* Jerry Treppel	Director	October 12, 2004

/s/ RONALD M. JOHNSON* Ronald M. Johnson	Director	October 12, 2004

*	Executed by Mr. Jeffrey A. Whitnell pursuant to power of attorney provided on signature page to the Registration Statement on Form S-1 filed on September 21, 2004